

The Marcus Corporation

ANNUAL REPORT
2022






DEAR **SHAREHOLDERS,**

Since 1935, the growth and success of The Marcus Corporation has been driven by our founding principles of maintaining a strong financial position, owning our real estate assets, focusing on quality and value, managing for the long term and building shareholder value. While the pandemic and its lingering effects created unprecedented challenges in both our businesses, significant year-over-year improvements at Marcus® Hotels & Resorts and Marcus Theatres® prove that these principles withstand the tests of time and adversity.

ROAD TO RECOVERY

From the depths of the pandemic to where we sit today, we have consistently said that our path to full recovery is not linear. Yet in fiscal 2022, meaningful and accelerated improvements in both divisions provide our optimism for the future.

Our hotels division exceeded expectations, driven by strong performance from all of our company-owned properties. By midyear, Marcus Hotels & Resorts had returned to pre-pandemic revenue levels. And for the full year, the division reported record Adjusted EBITDA. With leisure travel remaining resilient, group and business travel continued to meaningfully improve throughout fiscal 2022.

Continuing our focus on driving a strategic approach to investment, we announced the sale of The Skirvin Hilton during the fourth quarter of fiscal 2022, delivering an internal rate of return of over 30% over our 16 year hold. As we look ahead, our portfolio management strategy will remain focused on value maximization as we redeploy capital into our properties and new growth opportunities.

Our theatres division also made meaningful progress in fiscal 2022 but at times was held back by a limited quantity of new wide-release film offerings. What was far more encouraging, and ultimately more important, was when we did have compelling films in a wide variety of genres, including blockbusters, family films, comedies and horror movies, we once again saw that moviegoers of all ages and demographics returned to the theatres in huge numbers.

We think the most telling statistic is this: In fiscal year 2022, our theatre division revenue was down approximately 27% compared to pre-pandemic levels. The number of new wide-release movies was also down approximately 27% compared to pre-pandemic levels. What this tells us is customers want to see movies on the big screen if there are great new films to enjoy. This also underscores how important an exclusive theatrical window is to the entire ecosystem of film production and distribution.

Per-person revenue in both admissions and our industry-leading food and beverage continued to grow throughout the year, and our outperformance again placed Marcus Theatres as one of the top-performing theatre circuits in the United States during fiscal 2022. While there likely will be periodic unevenness in the movie release schedule during fiscal 2023, we expect another year of progress in the industry's recovery as movie production and supply continue to improve. Our theatres division is off to a good start in fiscal 2023, with new and exciting films getting added to the calendar.

At the end of fiscal 2022, The Marcus Corporation had approximately $243 million in cash and revolving credit availability, with our debt-to-capitalization ratio at 28%, the lowest it has been since 2019. Our diversified business model and strategy to own a majority of our real estate accelerated our recovery coming out of the pandemic, allowing us to generate significant cash flow to pay down debt and restore our balance sheet to its pre-pandemic condition.

With both divisions contributing to our positive operating performance and liquidity, our Board of Directors reinstated the quarterly dividend in the third quarter of fiscal 2022. We are grateful for the support of our shareholders over our many years as a public company. Returning capital to our owners remains a key priority for the future.

TEAM OVER TURBULENCE

The foundation upon which this Company was built was put in place at our inception over 87 years ago by our founder, Ben Marcus. Ben always said "people are our most important asset." That lesson remains relevant today. Whenever we experienced turbulence over the past few years, we were ready, thanks to an incredible team of associates that is grounded in our founding principles. While pandemics, government mandates and film production schedules are outside of our control, there is power in our strong foundation and our people. Our diversified business model, significant real estate ownership, high quality assets, solid balance sheet, experienced team and rewarding guest experiences are all competitive differentiators that sustain us during times of challenge and propel us during opportunities for growth.

DECADES OF LEADERSHIP

In 2022, we both celebrated meaningful anniversaries with The Marcus Corporation (60 years for Steve, 30 years for Greg). We both like to say we grew up with the Company, with our father and grandfather Ben Marcus paving the way for generations of success.

Our business started in the heart of the Depression with just one movie theatre. Today, we are the fourth largest theatre circuit in the United States, and we own or manage 16 hotels, resorts or other properties, operating in nineteen states between our two businesses. While so much has changed since 1935, what has not changed is our commitment to our associates, our guests and our communities. To us, this team is family. And because we are clear about who we are and our purpose ahead, we are built for growing success now and in the years ahead.

Gregory S. Marcus
President and CEO
March 31, 2023

Stephen H. Marcus
Chairman







BOARD OF **DIRECTORS**

Stephen H. Marcus (d)
Chairman, The Marcus Corporation

Gregory S. Marcus (d)
President and Chief Executive Officer,
The Marcus Corporation

Philip L. Milstein, Lead Director (b) (c)* (d)
Principal, Ogden CAP Properties, LLC

Diane Marcus Gershowitz
Real Estate Management and Investments

Timothy E. Hoeksema (a) (c)
Retired Chairman, President and Chief Executive Officer,
Midwest Air Group, Inc.

Allan H. (Bud) Selig (b)* (d)
Commissioner Emeritus of Major League Baseball

Bruce J. Olson
Retired Senior Vice President, The Marcus Corporation and
Retired President, Marcus Theatres Corporation

Brian J. Stark (a)* (b) (d)
Former Founding Principal, Chief Executive Officer and
Chief Investment Officer, Stark Investments

Katherine M. Gehl (a) (c)
Former President and Chief Executive Officer,
Gehl Foods, Inc.

Austin M. Ramirez
Chief Executive Officer, Husco

COMMITTEES OF THE BOARD: (a) Audit | (b) Compensation | (c) Corporate Governance and Nominating | (d) Finance
*Denotes chairman

OFFICERS AND EXECUTIVE **MANAGEMENT**

Gregory S. Marcus
President and Chief Executive Officer

Thomas F. Kissinger
Senior Executive Vice President,
General Counsel and Secretary

Chad M. Paris
Chief Financial Officer and Treasurer

Mark A. Gramz
President, Marcus Theatres Corporation

Michael R. Evans
President, Marcus Hotels & Resorts

Kim M. Lueck
Chief Information Officer

Steven V. Martin
Chief Human Resources Officer



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 10-K

(Mark One)

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 29, 2022

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ___________ to ___________

Commission File Number 1-12604

THE MARCUS CORPORATION

(Exact name of registrant as specified in its charter)

Wisconsin	39-1139844
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
100 East Wisconsin Avenue, Suite 1900 Milwaukee, Wisconsin	53202-4125
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: (414) 905-1000

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Trading Symbol(s)	Name of Each Exchange on Which Registered
Common stock, $1.00 par value	MCS	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T(§232.405ofthischapter)duringthepreceding12months(orforsuchshorterperiodthattheregistrantwasrequiredtosubmitsuchfiles).
Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company" and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☒
Non-accelerated filer	☐	Smaller reporting company	☐
		Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

The aggregate market value of the registrant's common equity held by non-affiliates as of June 30, 2022 was approximately $290,623,850. This value includes all shares of the registrant's common stock, except for treasury shares and shares beneficially owned by the registrant's directors and executive officers listed in Part I below.

Indicate the number of shares outstanding of each of the issuer's classes of common stock, as of the latest practicable date.

Common stock outstanding at February 28, 2023 – 24,445,596

Class B common stock outstanding at February 28, 2023 – 7,085,118

Portions of the registrant's definitive Proxy Statement for its 2023 annual meeting of shareholders, which will be filed with the Commission under Regulation 14A within 120 days after the end of our fiscal year, will be incorporated by reference into Part III to the extent indicated therein upon such filing.

TABLE OF CONTENTS

Special Note Regarding Forward-Looking Statements

Certain matters discussed in this Annual Report on Form 10-K and the accompanying annual report to shareholders, particularly in the Shareholders' Letter and Management's Discussion and Analysis, are "forward-looking statements" intended to qualify for the safe harbors from liability established by the Private Securities Litigation Reform Act of 1995. These forward-looking statements may generally be identified as such because the context of such statements include words such as we "believe," "anticipate," "expect" or words of similar import. Similarly, statements that describe our future plans, objectives or goals are also forward-looking statements. Such forward-looking statements are subject to certain risks and uncertainties which may cause results to differ materially from those expected, including, but not limited to, the following: (1) the adverse effects the COVID-19 pandemic, or future pandemics, may have on our theatre and hotels and resorts businesses, results of operations, liquidity, cash flows, financial condition, access to credit markets and ability to service our existing and future indebtedness; (2) the availability, in terms of both quantity and audience appeal, of motion pictures for our theatre division (particularly following the COVID-19 pandemic, during which the release dates for certain motion pictures have been postponed); (3) the effects of theatre industry dynamics such as the maintenance of a suitable window between the date such motion pictures are released in theatres and the date they are released to other distribution channels; (4) the effects of adverse economic conditions in our markets; (5) the effects of adverse economic conditions on our ability to obtain financing on reasonable and acceptable terms, if at all; (6) the effects on our occupancy and room rates caused by the relative industry supply of available rooms at comparable lodging facilities in our markets; (7) the effects of competitive conditions in our markets; (8) our ability to achieve expected benefits and performance from our strategic initiatives and acquisitions; (9) the effects of increasing depreciation expenses, reduced operating profits during major property renovations, impairment losses, and preopening and start-up costs due to the capital intensive nature of our business; (10) the effects of changes in the availability of and cost of labor and other supplies essential to the operation of our business; (11) the effects of weather conditions, particularly during the winter in the Midwest and in our other markets; (12) our ability to identify properties to acquire, develop and/or manage and the continuing availability of funds for such development; (13) the adverse impact on business and consumer spending on travel, leisure and entertainment resulting from terrorist attacks in the United States, other incidents of violence in public venues such as hotels and movie theatres or epidemics; and (14) a disruption in our business and reputational and economic risks associated with civil securities claims brought by shareholders. These statements are not guarantees of future performance and are subject to risks, uncertainties and other factors, some of which are beyond our control and difficult to predict and could cause actual results to differ materially from those expressed or forecasted in the forward-looking statements. Our forward-looking statements are based upon our assumptions, which are based upon currently available information. Shareholders, potential investors and other readers are urged to consider these factors carefully in evaluating the forward-looking statements and are cautioned not to place undue reliance on such forward-looking statements. The forward-looking statements made herein are made only as of the date of this Form 10-K and we undertake no obligation to publicly update such forward-looking statements to reflect subsequent events or circumstances.

Item 1. Business.

General

We are engaged primarily in two business segments: movie theatres and hotels and resorts.

As of December 29, 2022, our theatre operations included 85 movie theatres with 1,064 screens throughout 17 states (Wisconsin, Illinois, Iowa, Minnesota, Missouri, Nebraska, North Dakota, Ohio, Arkansas, Colorado, Georgia, Kentucky, Louisiana, New York, Pennsylvania, Texas and Virginia). We also operate a family entertainment center, Funset Boulevard, that is adjacent to one of our theatres in Appleton, Wisconsin. As of the date of this Annual Report, we are the 4th largest theatre circuit in the United States.

As of December 29, 2022, our hotels and resorts operations included seven wholly-owned and operated hotels and resorts in Wisconsin, Illinois, and Nebraska. We also manage nine hotels, resorts and other properties for third parties in Wisconsin, California, Minnesota, Nevada, Nebraska, Illinois, Iowa, and Pennsylvania. As of December 29, 2022, we owned or managed approximately 4,900 hotel and resort rooms.

Both of these business segments are discussed in detail below. For information regarding the revenues, operating income or loss, assets and certain other financial information of these segments for the last three full fiscal years, please see our consolidated financial statements and the accompanying Note 14 in Part II below.

Strategic Plans

Please see our discussion under "Current Plans" in Item 7 – Management's Discussion and Analysis of Financial Condition and Results of Operations.

Theatre Operations

At the end of fiscal 2022, we owned or operated 85 movie theatre locations with a total of 1,064 screens in Wisconsin, Illinois, Iowa, Minnesota, Missouri, Nebraska, North Dakota, Ohio, Arkansas, Colorado, Georgia, Kentucky, Louisiana, New York, Pennsylvania, Texas and Virginia. We averaged 12.5 screens per location at the end of fiscal 2022 and fiscal 2021 and 12.3 screens per location at the end of fiscal 2020. Our 85 company-owned facilities include 50 megaplex theatres (12 or more screens), representing approximately 70% of our total screens, 34 multiplex theatres (two to 11 screens) and one single-screen theatre.

We invested approximately $391 million, excluding acquisitions, to further enhance the movie-going experience and amenities in new and existing theatres over the last nine-plus years. These investments include:

New theatres. In October 2019, we opened the eight-screen Movie Tavern® by Marcus theatre in Brookfield, Wisconsin. This theatre became the first Movie Tavern by Marcus in Wisconsin. It includes eight auditoriums, each with laser projection and comfortable DreamLounger℠ recliner seating, a full-service bar and food and drink center, and a new delivery-to-seat service model that also allows guests to order food and beverage via our mobile phone application or in-theatre kiosk. We will consider additional sites for potential new theatre locations in both new and existing markets in the future.

Theatre acquisitions. In addition to building new theatres, acquisitions of existing theatres or theatre circuits has also been a viable growth strategy for us. In 2019, we acquired the assets of Movie Tavern®, a New Orleans-based industry leading circuit known for its in-theatre dining concept featuring chef-driven menus, premium quality food and drink and luxury seating. Now branded Movie Tavern by Marcus, the acquired circuit consisted of 208 screens at 22 locations in nine states – Arkansas, Colorado, Georgia, Kentucky, Louisiana, New York, Pennsylvania, Texas and Virginia. The purchase price consisted of $30 million in cash and 2,450,000 shares of our common stock, for a total purchase price of approximately $139.3 million. The acquisition of the Movie Tavern circuit increased our total number of screens at that time by an additional 23%.

The COVID-19 pandemic had a significant impact on the theatre exhibition industry. Following the pandemic, theatre operators continue to face on-going challenges including supply chain disruptions impacting movie production and a post-production backlog that has resulted in delays of movie releases and a reduced number of films available for theatrical release. A number of theatre operators have filed for bankruptcy relief and many others continue to face difficult financial circumstances. Although we will prioritize our own finances, we will continue to consider potential acquisitions as well as consider management agreements which may possibly lead to opportunities to own. The movie theatre industry is very fragmented, with approximately 50% of United States screens owned by the three largest theatre circuits and the other 50% owned by an estimated 800 smaller operators, making it very difficult to predict when acquisition opportunities may arise. We do not believe that we are geographically constrained, and we believe that we may be able to add value to certain theatres through our various proprietary amenities and operating expertise.

DreamLounger recliner additions. These luxurious, state-of-the-art recliners allow guests to go from upright to a full-recline position in seconds. These seat changes require full auditorium remodels to accommodate the necessary 84 inches of legroom, resulting in the loss of approximately 50% of the existing traditional seats in an average auditorium. To date, the addition of DreamLoungers has increased attendance at each of our applicable theatres, outperforming nearby competitive theatres and growing the overall market attendance in most cases. From fiscal 2019 through fiscal 2021, we added DreamLounger seating at eight acquired Movie Tavern or Marcus Wehrenberg theatres and one newly built Movie Tavern by Marcus theatre. As of December 29, 2022, we offered all DreamLounger recliner seating in 66 theatres, representing approximately 78% of our theatres. Including our premium, large format (PLF) auditoriums with recliner seating, as of December 29, 2022, we offered our DreamLounger recliner seating in approximately 81% of our screens, a percentage we believe to be the highest among the largest theatre chains in the nation.

*Ultra*Screen DLX® and *Super*Screen DLX® (DreamLounger eXperience) conversions. We introduced one of the first PLF presentations to the industry when we rolled out our proprietary *Ultra*Screen® concept over 20 years ago. We later introduced our *Ultra*Screen DLX concept by combining our premium, large-format presentation with DreamLounger recliner seating and Dolby® Atmos™ immersive sound to elevate the movie-going experience for our guests. Most of our PLF screens now include the added feature of heated DreamLounger recliner seats. From fiscal 2019 through fiscal 2022, we converted one existing screen at an acquired theatre to *Ultra*Screen DLX, opened one new *Ultra*Screen DLX at an acquired theatre, converted 35 existing screens at acquired theatres to *Super*Screen DLX, and opened one new *Super*Screen DLX auditorium at a newly built Movie Tavern by Marcus theatre. As of December 29, 2022, we had 31 *Ultra*Screen DLX auditoriums, one traditional *Ultra*Screen auditorium, 89 *Super*Screen DLX auditoriums (a slightly smaller screen than an *Ultra*Screen but with the same DreamLounger seating and Dolby Atmos sound) and three IMAX® PLF screens at 66 of our theatre locations. As of December 29, 2022, we offered at least one PLF screen in approximately 78% of our theatres – once again a percentage we believe to be the highest percentage among the largest theatre chains in the nation. Our PLF screens generally have higher per-screen revenues and draw customers from a larger geographic region compared to our standard screens, and we charge a premium price to our guests for this experience. During fiscal 2022, we converted four existing screens to *Super*Screen DLX, and we continue to evaluate opportunities to convert additional existing screens to *Super*Screen DLX auditoriums.

Signature cocktail and dining concepts. We have continued to further enhance our food and beverage offerings within our existing theatres. We believe our 50-plus years of food and beverage experience in the hotel and restaurant businesses provides us with a unique advantage and expertise that we can leverage to further grow revenues in our theatres. The concepts we are expanding include:

- *Take Five® Lounge, Take Five Express* and *The Tavern* – These full-service bars offer an inviting atmosphere and a chef-inspired dining menu, along with a complete selection of cocktails, locally-brewed beers and wines. We also offer full liquor service through the concession stand at two theatres. We acquired 22 new bars, known as *The Tavern*, in conjunction with our Movie Tavern acquisition and opened an additional *Tavern* at our Brookfield, Wisconsin Movie Tavern by Marcus theatre in fiscal 2019. We closed three Movie Tavern by Marcus theatres in fiscal 2020 and fiscal 2021. We added one *Take Five Lounge* outlet in fiscal 2021 to a Marcus Wehrenberg theatre that underwent a complete renovation. As of December 29, 2022, we offered bars/full liquor service at 49 theatres, representing approximately 58% of our theatres. We are currently evaluating opportunities to add bar service to additional locations.

- *Zaffiro's® Express* – These outlets offer lobby dining that includes appetizers, sandwiches, salads, desserts and our signature *Zaffiro's* THINCREDIBLE® handmade thin-crust pizza. In select locations without a *Take Five Lounge* outlet, we offer beer and wine at the *Zaffiro's Express* outlet. We opened one new *Zaffiro's Express* outlet during fiscal 2019 at our Movie Tavern by Marcus location in Brookfield, Wisconsin, and our number of theatres with this concept totaled 29 as of December 29, 2022, representing approximately 45% of our theatres (excluding our in-theatre dining Movie Tavern theatres). We also operate three *Zaffiro's® Pizzeria and Bar* full-service restaurants.

- *Reel Sizzle®* – This signature dining concept serves menu items inspired by classic Hollywood and the iconic diners of the 1950s. We offer Americana fare like burgers and chicken sandwiches prepared on a griddle behind the counter, along with chicken tenders, crinkle-cut fries, ice cream and signature shakes. Our Movie Tavern by Marcus in Brookfield, Wisconsin includes a *Real Sizzle.* We added one *Reel Sizzle* outlet in fiscal 2021 to a Marcus Wehrenberg theatre that underwent a complete renovation. As of December 29, 2022, we operated nine *Reel Sizzle* outlets.

- Other in-lobby dining – We also operate one *Hollywood Café* at an existing theatre, and three of the Marcus Wehrenberg theatres offer in-lobby dining concepts sold through the concession stand. Including these additional concepts, as of December 29, 2022, we offered one or more in-lobby dining concepts in 39 theatres, representing approximately 60% of our theatres (excluding our in-theatre dining Movie Tavern theatres).

- In-theatre dining – As of December 29, 2022, we offered in-theatre dining with a complete menu of drinks and chef-prepared salads, sandwiches, entrées and desserts at 29 theatres and a total of 229 auditoriums, operating under the names *Big Screen Bistro*SM, *Big Screen Bistro Express*SM, Bistro*Plex*® and *Movie Tavern by Marcus,* representing approximately 34% of our theatres.

We offer a "Value Tuesday" promotion at every theatre in our circuit that includes discounted admission, concessions, food and non-alcoholic beverage to our loyalty program members. We have seen our Tuesday attendance increase dramatically since the introduction of the Tuesday promotion. We believe this promotion has increased movie-going frequency and reached a customer who may have stopped going to the movies because of price. We introduced our Tuesday promotions for loyalty members at our Marcus Wehrenberg theatres immediately upon acquisition in December 2016 and did the same thing in February 2019 with our acquired Movie Tavern theatres. We experienced an increase in Tuesday performance at the Marcus Wehrenberg theatres and Movie Tavern theatres after adding this promotion. We also offer a "Student Thursday" promotion at all of our locations that has been well received by that particular customer segment. In addition, we offer a "Young-at-Heart" program for seniors on Friday afternoons that was also introduced to our Movie Tavern locations during our fiscal 2019 first quarter.

In response to the COVID-19 pandemic, we introduced Marcus Private Cinema ("MPC") in the fourth quarter of fiscal 2020. Under this program, a guest may purchase an entire auditorium for a fixed charge, ranging from $99 to $275 (depending upon the film and number of weeks it has been in theatres). Early on, sales attributable to our MPC program exceeded expectations, offsetting reduced traditional attendance at that time. As new film content became available and as vaccines were rolled out and theatre comfort level improved, the demand for these dedicated shows has slowed. At its peak during the majority of the weeks during our fiscal 2021 first quarter, we averaged over 1,500 MPC events per week, accounting for approximately 21% of our admission revenues during those weeks. While we have continued to offer the MPC program as a strategy to supplement non-peak business periods, as the pandemic has subsided it is no longer significant to our admission revenues.

We offer what we believe to be a best-in-class customer loyalty program called Magical Movie Rewards^{SM}. We currently have approximately 5.1 million members enrolled in the program. Approximately 45% of all box office transactions and 40% of total transactions in our theatres during fiscal 2022 were completed by registered members of the loyalty program. The program allows members to earn points for each dollar spent and access special offers available only to members. The rewards are redeemable at the box office, concession stand or at the many Marcus Theatres® food and beverage venues. In addition, we have partnered with Movio, a global leader in data analysis for the cinema industry, to allow more targeted communication with our loyalty members. The software provides us with insight into customer preferences, attendance habits and general demographics, which we believe will help us deliver customized communication to our members. In turn, members of this program can enjoy and plan for a more personalized movie-going experience. The program also gives us the ability to cost effectively promote non-traditional programming and special events, particularly during non-peak time periods. We believe that this will result in increased movie-going frequency, more frequent visits to the concession stand, increased loyalty to Marcus Theatres and ultimately, improved operating results.

We continue to enhance our mobile ticketing capabilities, our downloadable Marcus Theatres mobile application, and our *marcustheatres.com* website. We added food and beverage ordering capabilities to our mobile application at all of our theatres in fiscal 2020. We have continued to install additional theatre-level technology, such as new ticketing kiosks, digital menu boards and concession advertising monitors. Each of these enhancements is designed to improve customer interactions, both at the theatre and through mobile platforms and other electronic devices.

The addition of digital technology throughout our circuit (we offer digital cinema projection on 100% of our screens) has provided us with additional opportunities to obtain non-motion picture alternative content programming from other new and existing content providers, including live and pre-recorded performances of the Metropolitan Opera, as well as sports, concerts and other events, at many of our locations. We offer weekday and weekend alternative content programming at many of our theatres across our circuit. This special programming includes classic movies, live performances, comedy shows and children's performances. We believe this type of programming is more impactful when presented on the big screen and provides an opportunity to continue to expand our audience base beyond traditional moviegoers.

Revenues for the theatre business, and the motion picture industry in general, are heavily dependent on the general audience appeal of available films, together with studio marketing, advertising and support campaigns, factors over which we have no control. Blockbusters have historically accounted for a significant portion of our total admission revenues – in the years before the COVID-19 pandemic, our top 15 performing films accounted for 48% of our fiscal 2019 total admission revenues and 42% of our fiscal 2018 total admission revenues. With fewer films released in recent years due to the pandemic, our top 15 films accounted for 55% and 63% of our fiscal 2021 and 2022 total admission revenues, respectively.

We obtain our films from several national motion picture production and distribution companies, and we are not dependent on any single motion picture supplier. Our booking, advertising, concession purchases and promotional activities are handled centrally by our administrative staff.

We strive to provide our movie patrons with high-quality picture and sound presentation in clean, comfortable, safe, attractive and contemporary theatre environments. All of our movie theatre complexes feature digital cinema technology; either digital sound, Dolby Atmos or other stereo sound systems; acoustical ceilings; side wall insulation; engineered drapery folds to eliminate sound imbalance, reverberation and distortion; tiled floors; cup-holder chair-arms; and computer-controlled heating, air conditioning and ventilation. We offer stadium seating, a tiered seating system that permits unobstructed viewing, at substantially all of our screens. Computerized box offices permit all of our movie theatres to sell tickets in advance and all of our theatres offer reserved seating. Our theatres are accessible to persons with disabilities and provide wireless headphones for hearing-impaired moviegoers. Other amenities at certain theatres include touch-screen, computerized, self-service ticket kiosks, which simplify advance ticket purchases. We have an agreement to allow moviegoers to buy tickets on Fandango, the largest online ticket-seller, or directly through our website or app.

Our goals from digital cinema included delivering an improved film presentation to our guests, increasing scheduling flexibility, providing a platform for additional 3D presentations as needed, as well as maximizing the opportunities for alternate programming that may be available with this technology. As of December 29, 2022, we had the ability to offer digital 3D presentations in 360, or approximately 34%, of our screens, including the vast majority of our *Ultra*Screens. We have the ability to increase the number of digital 3D capable screens we offer to our guests in the future as needed, based on the number of digital 3D films anticipated to be released during future periods and our customers' response to these 3D releases.

We sell food and beverage concessions in all of our movie theatres. We believe that a wide variety of food and beverage items, properly merchandised, increases concession revenue per patron. Although popcorn and soda remain the traditional favorites with moviegoers, we continue to upgrade our available concessions by offering varied choices. For example, some of our theatres offer hot dogs, pizza, ice cream, pretzel bites, frozen yogurt, coffee, mineral water and juices. We have also added self-serve soft drink dispensers and grab-and-go candy, frozen treat and bottled drink kiosks to many of our theatres. In recent years, we have added signature cocktail and dining concepts as described above. The response to our new food and beverage offerings has been very positive, and we have plans to continue to expand these food and beverage concepts at additional locations in the future.

We have a variety of ancillary revenue sources in our theatres, with the largest related to the sale of pre-show and lobby advertising (through our current advertising providers, Screenvision and National CineMedia). We also obtain ancillary revenues from corporate and group meeting sales, sponsorships, internet surcharge fees and alternate auditorium uses. We continue to pursue additional strategies to increase our ancillary revenue sources, including the addition of a post transaction click-through advertising agreement with Rokt during fiscal 2021.

We also own a family entertainment center, *Funset Boulevard*, adjacent to our 14-screen movie theatre in Appleton, Wisconsin. *Funset Boulevard* features a 40,000 square foot Hollywood-themed indoor amusement facility that includes a restaurant, party room, laser tag center, virtual reality games, arcade, outdoor miniature golf course and batting cages.

Hotels and Resorts Operations

Owned and Operated Hotels and Resorts

The Pfister® Hotel

We own and operate The Pfister Hotel, which is located in downtown Milwaukee, Wisconsin. The Pfister Hotel is a full-service luxury hotel and has 307 guest rooms (including 71 luxury suites), the exclusive *Pfister VIP Club Lounge*, two restaurants (including our signature restaurant, *Mason Street Grill*), three cocktail lounges, a state-of-the-art WELL Spa® + Salon, a high-tech executive boardroom, high-end retail space leased to tenants and a 275-car parking ramp. The Pfister also has 25,000 square feet of banquet and convention facilities, including one of the largest ballrooms in the Milwaukee metropolitan area. In 2022, The Pfister Hotel earned its 46th consecutive AAA Four Diamond Award from the American Automobile Association, which represents every year the award has been in existence. Also in 2022, The Pfister was recognized for the fourth year in a row as a top hotel in the Midwest in *Condé Nast Traveler's* Readers' Choice Awards and was featured as the number one downtown Milwaukee hotel by *U.S. News & World Report*. The Pfister currently holds the TripAdvisor® Travelers' Choice distinction and is a member of Preferred Hotels and Resorts, an organization of independent luxury hotels and resorts, and Historic Hotels of America. In fiscal 2023 we plan to begin a renovation of the lobby, meeting space and historic building guest rooms at The Pfister Hotel.

The Hilton Milwaukee City Center

We own and operate the 729-room Hilton Milwaukee City Center. The hotel has three restaurants (including our first *Miller Time® Pub & Grill* and the award-winning *Milwaukee ChopHouse*), a cocktail lounge, a *Starbucks®* outlet and an 870-car parking ramp. Directly connected to the Wisconsin Center convention facility by skywalk, the hotel offers more than 30,000 square feet of meeting and event spaces with state-of-the-art technologies. In 2022, the Hilton Milwaukee City Center was recognized as a top hotel in Milwaukee by *U.S. News & World Report*.

Hilton Madison Monona Terrace

We own and operate the 240-room Hilton Madison Monona Terrace in Madison, Wisconsin. The Hilton Madison Monona Terrace is connected by skywalk to the Platinum LEEDS and GBAC certified Monona Terrace Community and Convention Center offering over 250,000 square feet of meeting space. The hotel has six meeting rooms totaling approximately 6,000 square feet, an indoor swimming pool and a fitness center. Audrey Kitchen + Bar offers all day dining and the lobby bar also offers food service daily. The Hilton Madison Monona Terrace was awarded American Automobile Association's Best of Housekeeping Award in 2022. A major renovation of this hotel was completed in 2019, including common areas and guestrooms.

The Grand Geneva® Resort & Spa

We own and operate the Grand Geneva Resort & Spa in Lake Geneva, Wisconsin. This destination resort is located on 1,300 acres and includes 356 guest rooms, 29 studio, one, two and three bedroom villas, the exclusive *Geneva Club Lounge*, over 60,000 square feet of banquet, meeting and exhibit space, including 13,000 square feet of ballroom space, three specialty restaurants, two cocktail lounges, two championship golf courses, a ski hill, indoor and outdoor tennis courts, three swimming pools, a state-of-the-art WELL Spa + Salon and fitness complex, horse stables and an on-site airport. In 2022, Grand Geneva Resort & Spa earned its 25th consecutive AAA Four Diamond Award from the American Automobile Association. The resort was also recognized as one of the top resorts in the Midwest in *Condé Nast Traveler's* Readers' Choice Awards, named as one of *Travel & Leisure's* World's Best in the Midwest and named among the Best Resorts in Wisconsin by *U.S. News & World Report*. The resort currently holds the TripAdvisor® Travelers' Choice distinction and was named to the TripAdvisor® Award of Excellence Hall of Fame. A major renovation of the reception and lobby bar areas was completed in 2021, and a renovation of the guest rooms and meeting spaces is underway and is expected to be completed in 2023.

AC Hotel Chicago Downtown

Pursuant to a long-term lease, we operate the AC Hotel Chicago Downtown, a 226-room hotel in Chicago, Illinois. Located in the heart of Chicago's Magnificent Mile district for shopping, dining and entertainment, the AC Hotel by Marriott lifestyle brand targets the millennial traveler searching for a design-led hotel in a vibrant location with high-quality service. The AC Hotel Chicago Downtown features urban, simplistic and clean designs with European aesthetics and elegance, the latest technology and communal function spaces. Amenities include the AC Lounge, a bar area with cocktails, craft beers, wine and tapas, and the AC Kitchen, serving a European-inspired breakfast menu. The AC Hotel Chicago Downtown also features an indoor swimming pool, fitness room, 3,000 square feet of meeting space and an on-site parking facility. Our *SafeHouse®* Chicago is in space connected to this hotel and the hotel has additional retail or restaurant space available to lease.

The Lincoln Marriott Cornhusker Hotel

We own and operate The Lincoln Marriott Cornhusker Hotel in downtown Lincoln, Nebraska. The Lincoln Marriott Cornhusker Hotel is a 300 room, full service hotel with 45,600 square feet of meeting space and a *Miller Time Pub & Grill*. We also own the Cornhusker Office Plaza, which is a seven story building with a total of 85,592 square feet of net leasable office space connected to the hotel by a three story atrium that is used for local events and exhibits. The hotel was named #7 of the Top 15 Hotels in the Midwest by *Condé Nast Traveler's* Readers' Choice Awards in 2022.

Saint Kate® – The Arts Hotel

We own and operate Saint Kate – The Arts Hotel, located in the heart of Milwaukee's theatre and entertainment district. Saint Kate – The Arts Hotel features 219 art-inspired guestrooms, 13,000 square feet of flexible meeting space, 11 event rooms and three restaurants, as well as two bars and lounge areas. The hotel also includes a theatre with programming that features lectures and theatrical and musical performances, six unique gallery and other event spaces that host rotating exhibitions, screenings, workshops and more. In 2022, Saint Kate – The Arts Hotel earned the AAA Four Diamond Award from the American Automobile Association, was recognized as a top hotel in the Midwest in *Condé Nast Traveler's* Readers' Choice Awards and was highlighted as a top three hotel in Milwaukee by *U.S. News & World Report.*

The Skirvin Hilton

From 2006 through fiscal 2022 we were the 60% principal equity partner and operator of The Skirvin Hilton hotel in Oklahoma City, Oklahoma, a 225 room historic hotel. On December 16, 2022, we sold The Skirvin Hilton for $36.75 million. See Note 5 in the financial footnotes to the accompanying consolidated financial statements for further discussion of the sale transaction.

Managed Hotels, Resorts and Other Properties

We also manage hotels, resorts and other properties for third parties, typically under long-term management agreements. Revenues from these management contracts may include both base management fees, often in the form of a fixed percentage of defined revenues, and incentive management fees, typically calculated based upon defined profit performance. We may also earn fees for technical and preopening services before a property opens, for renovation project management and for ongoing accounting and technology services.

We manage the Hyatt Regency Schaumburg in Schaumburg, Illinois, which was renovated in 2019. Hyatt Regency Schaumburg is conveniently located approximately 15 miles from Chicago O'Hare International Airport and 30 miles from downtown Chicago and is near some of Chicagoland's most popular attractions and energetic business hubs. This 468-room hotel has more than 30,000 square feet of indoor and outdoor meeting and event space and versatile venues such as a 3,100 square foot terrace. The hotel and its event venues feature the latest audiovisual and state-of-the-art technology, innovative on-site catering and complimentary parking for guests.

We manage The Garland hotel in North Hollywood, California. The Garland hotel features 257 guest rooms and suites, over 23,000 square feet of meeting and event space - including a 130-seat theater, a ballroom, and an outdoor event venue ideal for weddings and social events, a well-equipped fitness center, an outdoor swimming pool with two hot tubs, and a successful on-site restaurant, The Front Yard. The mission-style hotel is located on seven acres near Universal Studios Hollywood and serves as a preferred hotel for the theme park. The Garland has held the TripAdvisor® Travelers' Choice Award for eight consecutive years. In 2022, The Garland was recognized as a Top Hotel in Los Angeles in the Condé Nast Traveler's Readers' Choice Awards for the eighth year since rebranding, as well as a Top 10 Hotel in Greater Los Angeles as ranked by the 2022 Travel + Leisure World's Best Awards. The Front Yard has received national recognition as one of OpenTable's Top 100 Restaurants for Outdoor Dining in the USA in 2022 as well as the recognition in the TripAdvisor® Travelers' Choice Awards for three consecutive years. The hotel and restaurant were both recognized by the Muse Hotel Awards with Platinum recognition in the World-Class Classic Boutique Hotel and Hotel F&B categories, respectively.

We manage the Hilton Minneapolis/Bloomington in Bloomington, Minnesota. The hotel offers 257 rooms, 9,200 square feet of meeting space, an indoor swimming pool and a fitness center. This hotel has a contemporary feel and has been a service leader within the industry with recent awards including Hilton's 2022 Quarterly Brighter Together Blue Energy Award, Wine Spectator's 2022 Award of Excellence, Sun Current Newspaper's 2022 Best Happy Hour Award, and Hilton's 2021 Hilton Strong Award.

We manage the Omaha Marriott Downtown at The Capitol District hotel. The 333-room, 12-story full service hotel serves as an anchor for the Capitol District, an upscale urban destination dining and entertainment community in downtown Omaha, Nebraska. The hotel currently holds the TripAdvisor® Travelers' Choice distinction and is ranked the #1 hotel in Omaha by TripAdvisor® and was a top finalist for Best of Omaha. Marriott International recognized this property as Hotel of the Year, Classic Premium for the 2019 year. In 2021, The Omaha Marriott Downtown was awarded the prestigious Omaha Metropolitan Area Tourism Award for "Best Hotel" by Visit Omaha, as well as The Reader's Choice for "Best Hotel." The hotel was the 2022 Gold Winner for World Class City Hotel presented by the Muse Hotel

Awards. The Omaha Marriott Downtown was also awarded first place in the 2023 Best of B2B recognition for Best Hotel in Omaha.

In August 2021, we assumed management of the newly transitioned Hyatt Regency Coralville Hotel & Conference Center in Coralville, Iowa. The 286-room hotel is the anchor for the thriving Iowa River Landing District, which is home to many local shops, restaurants and upscale residential condos as well as the Xtream Arena and Green State Fieldhouse. Iowa River Landing is located just a few miles from the University of Iowa and brings in activity for college athletics, as well as events. The hotel's refreshed conference center includes approximately 70,000 square feet of event space including two ballrooms, two outdoor terraces, expansive pre-function space, an exhibit hall, and breakout meeting rooms to accommodate many types of events. A comprehensive renovation of the hotel's guestrooms, restaurant and fitness room is underway and is anticipated to be completed in the third quarter of 2023.

In December 2021, we assumed management of the 248-room Kimpton Hotel Monaco Pittsburgh. This hotel is our first full-service hotel in Pennsylvania and the first Kimpton in the Hotel and Resorts Division's portfolio. The hotel also includes approximately 11,300 square feet of meeting space, The Commoner full-service restaurant and a seasonal rooftop beer garden. We own a 10% minority equity interest in this hotel.

During fiscal 2021, we managed The DoubleTree by Hilton El Paso Downtown and the Courtyard by Marriott El Paso Downtown/Convention Center. We ceased management of both hotels effective February 28, 2022.

We also provide hospitality management services, including check-in, housekeeping and maintenance, for a vacation ownership development adjacent to the Grand Geneva Resort & Spa branded as the Holiday Inn Club Vacations at Lake Geneva Resort. The development includes 68 two-room timeshare units (136 rooms) and a timeshare sales center.

We also manage two condominium hotels under long-term management contracts. Revenues from these management contracts are larger than typical management contracts because, under an agreed-upon rental pool arrangement, room revenues are shared at a defined percentage with individual condominium owners. In addition, we own all of the common areas of these facilities, including all restaurants, lounges, spas and gift shops, and retain all of the revenues from these outlets.

We manage Timber Ridge Lodge & Waterpark, an indoor/outdoor waterpark and condominium hotel complex in Lake Geneva, Wisconsin. Timber Ridge Lodge & Waterpark is a 225-unit condominium hotel on the same campus as the Grand Geneva Resort & Spa. Timber Ridge Lodge & Waterpark has meeting rooms totaling 3,500 square feet, a general store, a restaurant, a snack bar and an entertainment arcade.

We manage the Platinum Hotel & Spa, a condominium hotel in Las Vegas, Nevada just off the Las Vegas Strip, and own the hotel's public space. The Platinum Hotel & Spa has 255 one and two-bedroom suites. This non-gaming, non-smoking hotel also has a lounge, an indoor-outdoor heated pool and 14,897 square feet of meeting space, including 6,336 square feet of outdoor space. We own 16 previously unsold condominium units at the Platinum Hotel & Spa.

We own two *SafeHouse* restaurants in Milwaukee, Wisconsin and Chicago, Illinois. *SafeHouse* is an iconic, spy-themed restaurant and bar that has operated in Milwaukee for over 56 years and has been owned by us for approximately seven years. The *SafeHouse* in Chicago, Illinois was opened in 2017.

Our Wisconsin Hospitality Linen Service (WHLS) business unit provides commercial laundry services for our hotel and resort properties in Wisconsin and for other unaffiliated hotels in the Midwest. WHLS processed nearly 16 million pounds of linen each year prior to the COVID-19 pandemic and over 14 million pounds of linen in 2022. WHLS has been a leader in commercial laundry services for the hospitality industry in the Midwest for over 25 years.

We operate many award-winning restaurants and lounges within our hotel portfolio that have earned distinctions such as the TripAdvisor® Travelers' Choice and the *Wine Spectator* Award of Excellence.

Competition

Both of our businesses experience intense competition from national, regional and local chain and franchise operations, some of which have substantially greater financial and marketing resources than we have. Most of our facilities are located in close proximity to competing facilities.

Our movie theatres compete with large national movie theatre operators, such as AMC Entertainment, Cinemark and Regal Cinemas, as well as with a wide array of smaller first-run exhibitors. Movie exhibitors also face competition from a number of other movie exhibition delivery systems, such as streaming services, premium video-on-demand (PVOD), digital downloads, video-on-demand, pay-per-view television, DVDs and network and syndicated television. We also face competition from other forms of entertainment competing for the public's leisure time and disposable income including, but not limited to, sporting events, live performance arts, and concerts.

Our hotels and resorts compete with the hotels and resorts operated and/or franchised by Hyatt Corporation, Marriott Corporation, Hilton Worldwide and others, along with other regional and local hotels and resorts. Increasingly, we also face competition from new channels of distribution in the travel industry, such as peer-to-peer inventory sources that allow travelers to book stays on websites that facilitate short-term rental of homes and apartments from owners, thereby providing an alternative to hotel rooms, such as Airbnb, Vrbo and HomeAway. We compete for hotel management agreements with a wide variety of national, regional and local management companies based upon many factors, including the value and quality of our management services, our reputation, our ability and willingness to invest our capital in joint venture projects, the level of our management fees and our relationships with property owners and investors.

We believe that the principal factors of competition in both of our businesses, in varying degrees, are the price and quality of the product, quality and location of our facilities and customer service. We believe that we are well positioned to compete on the basis of these factors.

Seasonality

Excluding the impact of the COVID-19 pandemic, our first fiscal quarter typically produces the weakest operating results in our hotels and resorts division due primarily to the effects of reduced travel during the winter months. Our second and third fiscal quarters often produce our strongest operating results because these periods coincide with the typical summer seasonality of the movie theatre industry and the summer strength of the lodging business. Due to the fact that the week between Christmas and New Year's Eve is historically one of the strongest weeks of the year for our theatre division, the specific timing of the last Thursday in December has an impact on the results of our fiscal first and fourth quarters in that division, particularly when we have a 53-week year.

Environmental Regulation

Federal, state and local environmental legislation has not had a material effect on our capital expenditures, earnings or competitive position. However, our activities in acquiring and selling real estate for business development purposes have been complicated by the continued emphasis that our personnel must place on properly analyzing real estate sites for potential environmental problems. This circumstance has resulted in, and is expected to continue to result in, greater time and increased costs involved in acquiring and selling properties associated with our various businesses.

Additionally, in connection with our ownership, management, and development of properties, we are subject to various federal, state, and local laws, ordinances, and regulations relating to environmental protection. Under some of these laws, a current or former owner or operator of real property may be held liable for the costs of investigating or remediating hazardous or toxic substances or wastes on, under, or in such real property, as well as third-party sites where the owner or operator sent wastes for disposal. Such laws may impose liability without regard to whether the owner or operator knew, or was at fault in connection with, the presence or release of such hazardous substances or wastes. Although we are not aware of any current material obligations for investigating or remediating hazardous substances or wastes at our owned properties, the future discovery of substances or wastes at any of our owned properties, or the failure to remediate such contaminated property properly, could adversely affect our ability to develop or sell such real estate, or to borrow using such real estate as collateral. In addition, the costs of investigating or remediating contamination at our properties or at properties where we sent substances or wastes for disposal, may be substantial.

We are also subject to various requirements, including those contained in environmental permits required for our operations, governing air emissions, effluent discharges, the use, management, and disposal of hazardous substances and wastes, and health and safety. From time to time, we may be required to manage, abate, or remove mold, lead, or asbestos-containing materials at our properties. We believe our properties and operations are in compliance, in all material respects, with all federal, state, and local environmental laws and ordinances. However, additional operating costs and capital expenditures could be incurred if additional or more stringent requirements are enacted in the future.

Human Capital and Corporate Responsibility

Our focus on "People Pleasing People" is at the heart of how we care for our guests, customers and employees. We recognize that our success is dependent on our employees' commitment to delivering quality service to our guests and customers. Therefore, our strategic priorities include continuing to develop a committed team dedicated to service and fostering a diverse and inclusive culture that prioritizes wellbeing and emphasizes development and growth for all employees.

Employees

As of December 29, 2022, we had approximately 8,050 employees, approximately 61% of whom were employed on a variable or part-time basis. A number of our employees at The Pfister Hotel and the Hilton Milwaukee City Center are covered by collective bargaining agreements which will expire on June 30, 2024, February 15, 2025, December 31, 2025 and May 31, 2028. A number of our employees at the AC Chicago Hotel are covered by a collective bargaining agreement which expires December 23, 2024. As of the end of fiscal 2022, approximately 5% of our employees were covered by collective bargaining agreements, none of which were covered by an agreement that will expire before December 28, 2023.

Employee Wellbeing and Retention

We believe our employees are among our most important resources and are critical to our continued success. We focus significant attention on attracting and retaining talented and experienced individuals to manage and support our operations, and our management team routinely reviews employee turnover rates at various levels of the organization. Management also reviews employee engagement and satisfaction surveys to monitor employee morale and receive feedback on a variety of issues. We pay our employees competitively and offer a broad range of company-paid benefits, which we believe are competitive with others in our industry. Both of our operating divisions are experiencing challenges related to a labor shortage that has arisen as the country emerges from the pandemic. Difficulties in hiring new associates has impacted our ability to service our increasing customer counts in both theatres and hotels and increased labor costs.

Diversity and Inclusion

We are committed to hiring, developing and supporting a diverse and inclusive workplace. Our management teams and all of our employees are expected to exhibit and promote honest, ethical and respectful conduct in the workplace. All of our employees must adhere to a code of conduct that sets standards for appropriate behavior and includes required annual training on preventing, identifying, reporting and stopping any type of unlawful discrimination.

Website Information and Other Access to Corporate Documents

Our corporate website is *www.marcuscorp.com.* All of our Form 10-Ks, Form 10-Qs and Form 8-Ks, and amendments thereto, are available free of charge on this website as soon as practicable after they have been filed with the SEC. We are not including the information contained on our website as part of, or incorporating it by reference into, this Annual Report. In addition, our corporate governance guidelines and the charters for our Audit Committee, Compensation Committee and Corporate Governance and Nominating Committee are available free of charge on our website. If you would like us to mail you a copy of our corporate governance guidelines or a committee charter, please contact Thomas F. Kissinger, Senior Executive Vice President, General Counsel and Secretary, The Marcus Corporation, 100 East Wisconsin Avenue, Suite 1900, Milwaukee, Wisconsin 53202-4125.

Item 1A.   **Risk Factors.**

The following risk factors and other information included in this Annual Report on Form 10-K should be carefully considered. The risks and uncertainties described below are not the only ones we face. Additional risks and uncertainties not presently known to us or that we currently deem immaterial also may impair our business operations. If any of the following risks occur, our business, financial condition, operating results, and cash flows could be materially adversely affected.

Operational Risks

The COVID-19 pandemic had material adverse effects on our theatre and hotels and resorts businesses, results of operations, liquidity, cash flows, financial condition, access to credit markets and ability to service our existing and future indebtedness and the COVID-19 pandemic, or future pandemics, may have similar material adverse effects in the future.

The COVID-19 pandemic had an unprecedented impact on both of our business segments. As an operator of movie theatres, hotels and resorts, restaurants and bars, each of which consists of spaces where customers and guests gather in close proximity, our businesses were significantly impacted by protective actions that federal, state and local governments took to control the spread of the pandemic. These actions included, among other things, declaring national and state emergencies, encouraging social distancing, restricting freedom of movement and congregation, mandating non-essential business closures and/or capacity restrictions, issuing shelter-in-place, quarantine and stay-at-home orders, and issuing masking and/or vaccination mandates.

Although we do not believe it will be necessary to reclose or again reduce operating levels at our theatres and hotels, we cannot predict when the effects of the COVID-19 pandemic will fully subside, the effect of any variants on government guidance or consumer behavior, if a similar or different pandemic may occur again in the future or when our theatres business will return to normal levels. The longer and more severe the pandemic, including repeat or cyclical outbreaks or future pandemics, the more severe the adverse effects will be on our businesses, results of operations, liquidity, cash flows, financial condition, access to credit markets and ability to service our existing and future indebtedness.

Even when the COVID-19 pandemic fully subsides, we cannot guarantee that we will recover as rapidly as other industries. While we have resumed normal operations at our theatres and hotels and resorts, there is continued uncertainty as to the pace of reaching full capacity and our financial performance. Because we operate in several different jurisdictions, government directives related to customer behavior and our operations may vary within our theatres and hotels and resorts. Fears and concerns regarding the COVID-19 pandemic or future pandemics could cause our customers to avoid assembling in public spaces for some time despite the relaxation or removal of government directives that had been in place. We would have no control over and cannot predict the length of any future required closure of or restrictions on our theatres and hotels and resorts due to the COVID-19 pandemic or future pandemics. If we are unable to generate revenues due to a future prolonged period of closure or do not experience significant increases in our businesses volumes at our reopened theatres and hotels and resorts, this would negatively impact our ability to remain in compliance with our debt covenants, meet our payment obligations and fund capital projects. In such an event, we would either seek covenant waivers or attempt to amend our debt covenants, though there is no certainty that we would be successful in such efforts. If we are not successful in such efforts, our lenders could declare a default and require immediate repayment of amounts owing under our Credit Agreement and senior notes, which could have a material adverse effect on our ability to operate our business. Additionally, we could seek additional liquidity through the issuance of new debt or equity. Our ability to obtain additional financing and the terms of any such additional financing would depend in part on factors outside of our control, and we may be unable to obtain such additional financing on acceptable terms or at all.

The lack of both the quantity and audience appeal of motion pictures may adversely affect our financial results.

The financial results of our movie theatre business and the motion picture industry in general are heavily dependent on the general audience appeal of available films, together with studio marketing, advertising and support campaigns, factors over which we have no control. The relative success of our movie theatre business will continue to be largely dependent upon the quantity and audience appeal of films made available by the movie studios and other producers. Poor performance of films, a disruption in the production of films due to events such as a strike by actors, writers or directors, or a reduction in the marketing efforts of the film distributors to promote their films could have an adverse impact on our business and results of operations. During fiscal 2020, fiscal 2021 and fiscal 2022 our industry experienced a significant reduction in the quantity of films available to exhibit in theatres. We expect the quantity of new film releases available for theatrical exhibition to continue to be lower than historical levels during fiscal 2023 as the industry continues to rebound from disruptions in movie production during the COVID-19 pandemic. Studios may also determine that certain types of films will not be released for theatrical exhibition and will go straight to streaming services, further impacting the quantity of films available. Also, our quarterly results of operations are significantly dependent on the quantity and audience appeal of films that we exhibit during each quarter. As a result, our quarterly results may be unpredictable and somewhat volatile.

Our financial results may be adversely impacted by unique factors affecting the theatre exhibition industry, such as the shrinking video release window, the increasing piracy of feature films and the increasing use of alternative film distribution channels and other competing forms of entertainment.

Over the last decade, the average video release window, which represents the time that elapses from the date of a film's theatrical release to the date a film is released to other channels, including streaming services, video on-demand ("VOD") and DVD, has decreased from approximately six months to approximately 45 days and in some more limited instances, films have been immediately released to such alternative channels without any theatrical release. In the past, more than one studio has discussed their interest in creating a new, shorter premium VOD ("PVOD") window and in one case, an agreement was reached between a studio and several large exhibitors, including ourselves, that includes a 17-day PVOD window for certain films and a 31-day PVOD window for certain more successful films. In addition, some studios have released certain films theatrically and on their proprietary streaming services on the same day and date. Although other studios have not taken this approach and several have reaffirmed their commitment to an exclusive theatrical distribution window for film releases, we can provide no assurance that these release windows, which are determined by the film studios and are subject to negotiation and acceptance by exhibitors, will not shrink further, which could have an adverse impact on our movie theatre business and results of operations.

Piracy of motion pictures is prevalent in many parts of the world. Technological advances allowing the unauthorized dissemination of motion pictures increase the threat of piracy by making it easier to create, transmit and distribute high quality unauthorized copies of such motion pictures. The day and date release of films to studios' proprietary streaming services has shortened the timing for availability of high quality unauthorized copies of such motion pictures. The proliferation of unauthorized copies and piracy of motion pictures may have an adverse effect on our movie theatre business and results of operations.

We face competition for movie theatre patrons from a number of alternative motion picture distribution channels, such as DVD, network, cable and satellite television, video on-demand, pay-per-view television, digital downloads and streaming services. The number of streaming services has been increasing and, in some cases, streaming services are producing theatrical-quality original content that is bypassing the theatrical release window entirely. Periodically, internet ticketing intermediaries introduce services and products with the stated intention of increasing movie-going frequency. The actual impact these services and products may have on our relationship with the customer and our results of operations is unknown at this time. We also compete with other forms of entertainment competing for our patrons' leisure time and disposable income such as concerts, amusement parks, sporting events, home entertainment systems, video games and portable entertainment devices including tablet computers and smart phones. An increase in popularity of these alternative film distribution channels and competing forms of entertainment may have an adverse effect on our movie theatre business and results of operations.

A deterioration in relationships with film distributors could adversely affect our ability to obtain commercially successful films or increase our costs to obtain such films.

We rely on the film distributors for the motion pictures shown in our theatres. Our business depends to a significant degree on maintaining good relationships with these distributors. Deterioration in our relationships with any of the major film distributors could adversely affect our access to commercially successful films or increase our costs to obtain such films and adversely affect our business and results of operations. Because the distribution of motion pictures is in large part regulated by federal and state antitrust laws and has been the subject of numerous antitrust cases and consent decrees, we cannot ensure a supply of motion pictures by entering into long-term arrangements with major distributors. Rather, we must compete for licenses on a film-by-film and theatre-by-theatre basis and are required to negotiate licenses for each film and for each theatre individually. We are periodically subject to audits on behalf of the film distributors to ensure that we are complying with the applicable license agreements.

The relative industry supply of available rooms at comparable lodging facilities may adversely affect our financial results.

Historically, a material increase in the supply of new hotel rooms in a market can destabilize that market and cause existing hotels to experience decreasing occupancy, room rates and profitability. If such over-supply occurs in one or more of our major markets, we may experience an adverse effect on our hotels and resorts business and results of operations.

Each of our business segments and properties experience ongoing intense competition.

In each of our businesses, we experience intense competition from national, regional and local chain and franchise operations, some of which have substantially greater financial and marketing resources than we have. Most of our facilities are located in close proximity to other facilities which compete directly with ours. The motion picture exhibition industry is fragmented and highly competitive with no significant barriers to entry. Theatres operated by national and regional circuits and by small independent exhibitors compete with our theatres, particularly with respect to film licensing, attracting patrons and developing new theatre sites. Moviegoers are generally not brand conscious and often choose a theatre based on its location, its selection of films and its amenities. With respect to our hotels and resorts division, our ability to remain competitive and to attract and retain business and leisure travelers depends on our success in distinguishing the quality, value and efficiency of our lodging products and services from those offered by others. If we are unable to compete successfully in either of our divisions, this could adversely affect our results of operations.

Changes in the availability of and the cost of labor could adversely affect our business.

Our business could be adversely impacted by increases in labor costs, including wages and benefits (which are two of our most significant costs) including those increases triggered by regulatory actions regarding wages, scheduling and benefits; increased health care and workers' compensation insurance costs; increased wages and costs of other benefits necessary to attract and retain high quality employees with the right skill sets and increased wages, benefits and costs related to the COVID-19 pandemic. A constrained labor market may result in increasing levels of employee turnover, making it increasingly difficult to locate and hire sufficient numbers of employees and to train employees to deliver a consistently high-quality customer experience, which could materially harm our business and results of operations. Furthermore, we have experienced, and could continue to experience, a shortage of labor for theatres and hotels and resorts positions, which could decrease the pool of available qualified talent for key functions. Labor shortages may also result in an increased use of contractors to perform certain operations and may result in higher costs.

Supply chain disruptions may negatively impact our operating results.

We rely on a limited number of suppliers for certain products, supplies and services. Shortages, delays, or interruptions in the availability of food and beverage items and other supplies to our theatres and restaurants may be caused by adverse weather conditions; natural disasters; governmental regulation; recalls; commodity availability; seasonality; public health crises or pandemics; labor issues or other operational disruptions; the inability of our suppliers to manage adverse business conditions, obtain credit or remain solvent; or other conditions beyond our control. Such shortages, delays or interruptions could adversely affect the availability, quality, and cost of the items we buy and the operations of our business. Supply chain risk could increase our costs and limit the availability of products that are critical to our operations.

During the recovery from the impacts of the COVID-19 pandemic, we have, with regard to certain items, experienced difficulties in maintaining a consistent supply, seen delays in production and deliveries, been required to identify alternative suppliers, and suspended sales regionally or entirely. These issues may continue to occur, and we plan to minimize the impact by focusing on the supply of those items with the greatest impact on our sales and operations.

Adverse weather conditions, particularly during the winter in the Midwest and in our other markets, may adversely affect our financial results.

Poor weather conditions adversely affect business and leisure travel plans, which directly impacts our hotels and resorts division. In addition, theatre attendance on any given day may be negatively impacted by adverse weather conditions. In particular, adverse weather during peak movie-going weekends or holiday periods may negatively affect our results of operations. Adverse winter weather conditions may also increase our snow removal and other maintenance costs in both of our divisions.

Our results are seasonal, resulting in unpredictable and varied quarterly results.

Our first fiscal quarter typically produces the weakest operating results in our hotels and resorts division due primarily to the effects of reduced travel during the winter months. Our second and third fiscal quarters often produce our strongest operating results because these periods coincide with the typical summer seasonality of the movie theatre industry and the summer strength of the lodging business. Due to the fact that the week between Christmas and New Year's Eve is historically one of the strongest weeks of the year for our theatre division, the specific timing of the last Thursday in December has an impact on the results of our fiscal first and fourth quarters in that division, particularly when we have a 53-week year.

Our properties are subject to risks relating to acts of God, terrorist activity and war and any such event may adversely affect our financial results.

Acts of God, natural disasters, war (including the potential for war), terrorist activity (including threats of terrorist activity), incidents of violence in public venues such as hotels and movie theatres, pandemics and epidemics (such as COVID-19, SARS, bird flu and swine flu), travel-related accidents, as well as political unrest and other forms of civil strife and geopolitical uncertainty may adversely affect the lodging and movie exhibition industries and our results of operations. Terrorism or other similar incidents may significantly impact business and leisure travel or consumer choices regarding out-of-home entertainment options and consequently demand for hotel rooms or movie theatre attendance may suffer. In addition, inadequate preparedness, contingency planning, insurance coverage or recovery capability in relation to a major incident or crisis may prevent operational continuity and consequently impact the reputation of our businesses.

If the amount of sales made through third-party internet travel intermediaries increases significantly, consumer loyalty to our hotels could decrease and our revenues could fall.

We expect to derive most of our business from traditional channels of distribution. However, consumers now use internet travel intermediaries regularly. Some of these intermediaries are attempting to increase the importance of price and general indicators of quality (such as "four-star downtown hotel") at the expense of brand/hotel identification. These agencies hope that consumers will eventually develop brand loyalties to their reservation system rather than to our hotels. If the amount of sales made through internet travel intermediaries increases significantly and consumers develop stronger loyalties to these intermediaries rather than to our hotels, we may experience an adverse effect on our hotels and resorts business and results of operations.

Financial Risks

Adverse economic conditions in our markets may adversely affect our financial results.

Downturns or adverse economic conditions affecting the United States economy generally, and particularly downturns or adverse economic conditions in the Midwest and in our other markets, adversely affect our results of operations, particularly with respect to our hotels and resorts division. Poor economic conditions, including those resulting from the COVID-19 pandemic, can significantly adversely affect the demand of business and group travel customers, which have historically been among the largest customer segments for our hotels and resorts division. Specific economic conditions that may directly impact travel, including financial instability of air carriers and increases in gas and other fuel prices, may adversely affect our results of operations. Additionally, although our theatre business has historically performed well during economic downturns as consumers seek less expensive forms of out-of-home entertainment, a significant reduction in consumer confidence or disposable income in general may temporarily affect the demand for motion pictures or severely impact the motion picture production industry, which, in turn, may adversely affect our results of operations.

Our businesses are heavily capital intensive and preopening and start-up costs, increasing depreciation expenses and impairment charges may adversely affect our financial results.

Both our movie theatre and hotels and resorts businesses are heavily capital intensive. Purchasing properties and buildings, constructing buildings, renovating and remodeling buildings and investing in joint venture projects all require substantial upfront cash investments before these properties, facilities and joint ventures can generate sufficient revenues to pay for the upfront costs and positively contribute to our profitability. In addition, many growth opportunities, particularly for our hotels and resorts division, require lengthy development periods during which significant capital is committed and preopening costs and early start-up losses are incurred. We expense these preopening and start-up costs as incurred. As a result, our results of operations may be adversely affected by our significant levels of capital investments. Additionally, to the extent we capitalize our capital expenditures, our depreciation expenses may increase, thereby adversely affecting our results of operations. Several of our hotels are scheduled for significant reinvestment in the next one to two years.

We periodically consider whether indicators of impairment of long-lived assets held for use are present. Demographic changes, economic conditions and competitive pressures may cause some of our properties to become unprofitable. Deterioration in the performance of our properties could require us to recognize impairment losses, thereby adversely affecting our results of operations.

Adverse economic conditions, including disruptions in the financial markets, may adversely affect our ability to obtain financing on reasonable and acceptable terms, if at all, and impact our ability to achieve certain of our growth objectives.

We expect that we will require additional financing over time, the amount of which will depend upon a number of factors, including the number of theatres and hotels and resorts we acquire and/or develop, the amount of capital required to refurbish and improve existing properties, the amount of existing indebtedness that requires repayment in a given year and the cash flow generated by our businesses. Downturns or adverse economic conditions affecting the United States economy generally, and the United States equity and credit markets specifically, may adversely impact our ability to obtain additional short-term and long-term financing on reasonable terms or at all, which would negatively impact our liquidity and financial condition. As a result, a prolonged downturn in the equity or credit markets would also limit our ability to achieve our growth objectives.

We may not be able to obtain capital when desired on favorable terms, if at all, and we may not be able to obtain capital or complete acquisitions through the use of equity or without dilution to our shareholders.

We may need additional financing to execute on our current or future business strategies, including to develop new or enhance existing products and services, acquire businesses and technologies, or otherwise to respond to competitive pressures.

If we raise additional funds through the issuance of equity or convertible debt securities, the percentage ownership of our shareholders could be significantly diluted, and newly-issued securities may have rights, preferences or privileges senior to those of existing shareholders. If we accumulate additional funds through debt financing, a substantial portion of our operating cash flow may be dedicated to the payment of principal and interest on such indebtedness, thus limiting funds available for our business activities. We cannot provide assurances that additional financing will be available on terms favorable to us, or at all. If adequate funds are not available or are not available on acceptable terms, when we desire them, our ability to fund our operations, take advantage of unanticipated opportunities, develop or enhance our products and services, or otherwise respond to competitive pressures would be significantly limited. Any of these factors could harm our results of operations.

Our ability to pay dividends may be limited or otherwise restricted.

For certain periods during fiscal 2020, all of fiscal 2021 and certain periods during fiscal 2022, we suspended the payment of dividends on shares of our common stock. We resumed paying a quarterly dividend in September 2022. Our ability to pay dividends is currently limited by the terms of our debt agreements, which contain restrictions on the ability of our board of directors to declare or pay dividends on shares of our common stock. Under our debt agreements, we may pay a cash dividend up to a specified amount, provided we have satisfied certain financial covenants in, and are not in default under, the debt agreements. Ultimately, the declaration of future dividends on our common stock will be at the discretion of our board of directors and will depend upon many factors, including our results of operations, financial condition, earnings, capital requirements, limitations in our debt agreements and legal requirements.

Servicing our debt requires a significant amount of cash, and we may not have sufficient cash flow from our business to repay our debt.

Our ability to make scheduled payments of the principal of, to pay interest on or to refinance our indebtedness, including our Convertible Senior Notes due 2025 ("Convertible Notes"), depends on our future performance, which is subject to economic, financial, competitive and other factors beyond our control. Our businesses may not continue to generate cash flow from operations in the future sufficient to service our debt and make necessary capital expenditures. If we are unable to generate such cash flow, we may be required to adopt one or more alternatives, such as reducing or delaying investments or capital expenditures, selling assets, restructuring debt or obtaining additional equity capital on terms that may be onerous or highly dilutive. Our ability to refinance our indebtedness will depend on the capital markets and our financial condition at such time. We may not be able to engage in any of these activities or engage in these activities on desirable terms, which could result in a default on our debt obligations and have an adverse effect on our business and results of operations.

We may not have the ability to raise the funds necessary to settle conversions of the Convertible Notes in cash or to repurchase the Convertible Notes upon a fundamental change, and our current and future debt may contain limitations on our ability to pay cash upon conversion or repurchase of the Convertible Notes.

If we settle the Convertible Notes by cash, or a combination of cash and shares of our common stock upon the occurrence of a fundamental change as described in the indenture governing the Convertible Notes, we will be required to make cash payments in respect of the Convertible Notes being converted. However, we may not have enough available cash or be able to obtain financing at the time we are required to make repurchases of Convertible Notes being surrendered or converted. In addition, our ability to repurchase the Convertible Notes or to pay cash upon conversions of the Convertible Notes may be limited by law, by regulatory authority or by agreements governing our future indebtedness. Our failure to repurchase Convertible Notes at a time when the repurchase is required by the indenture governing the Convertible Notes or to pay any cash payable on future conversions of the Convertible Notes as required by such indenture would constitute a default under such indenture. A default under the indenture governing the Convertible Notes or the fundamental change itself could also lead to a default under agreements governing our existing or future indebtedness. If the repayment of the related indebtedness were to be accelerated after any applicable notice or grace periods, we may not have sufficient funds to repay the indebtedness and repurchase the Convertible Notes or make cash payments upon conversions of the Convertible Notes.

The conditional conversion feature of the Convertible Notes, if triggered, may adversely affect our financial condition and operating results.

In the event the conditional conversion feature of the Convertible Notes is triggered, holders of Convertible Notes will be entitled to convert the Convertible Notes at any time during specified periods at their option. If one or more holders elect to convert their Convertible Notes, unless we elect to satisfy our conversion obligation by delivering solely shares of our common stock (other than paying cash in lieu of delivering any fractional share), we would be required to settle a portion or all of our conversion obligation through the payment of cash, which could adversely affect our liquidity. In addition, even if holders do not elect to convert their Convertible Notes, we could be required under applicable accounting rules to reclassify all or a portion of the outstanding principal of the Convertible Notes as a current rather than long-term liability, which would result in a material reduction of our net working capital.

Conversion of the Convertible Notes would dilute the ownership interest of existing stockholders, or may otherwise depress the price of our common stock.

The conversion of some or all of the Convertible Notes would dilute the ownership interests of existing stockholders to the extent we deliver shares of our common stock upon conversion of any of the Convertible Notes. The Convertible Notes may from time to time in the future be convertible at the option of their holders prior to their scheduled terms under certain circumstances. Any sales in the public market of the common stock issuable upon such conversion could adversely affect prevailing market prices of our common stock. The conversion rate is subject to adjustment for certain events, including distributions and dividends paid to holders of common stock, which results in increased dilution to common stockholders to the extent we deliver shares of our common stock upon conversion of any of the Convertible Notes. In addition, the existence of the Convertible Notes may encourage short selling by market participants because the conversion of the Convertible Notes could be used to satisfy short positions, or anticipated conversion of the Convertible Notes into shares of our common stock could depress the price of our common stock.

We are subject to counterparty risk with respect to the Convertible Notes Capped Call Transactions.

The Capped Call Counterparties are financial institutions or affiliates of financial institutions, and we will be subject to the risk that one or more of such Capped Call Counterparties may default under the Capped Call Transactions. Our exposure to the credit risk of the Capped Call Counterparties will not be secured by any collateral. If any Capped Call Counterparty becomes subject to insolvency proceedings, we will become an unsecured creditor in those proceedings with a claim equal to our exposure at that time under our transactions with that counterparty. Our exposure will depend on many factors but, generally, the increase in our exposure will be correlated to the increase in our common stock market price and in the volatility of the market price of our common stock. In addition, upon a default by the Capped Call Counterparty, we may suffer adverse tax consequences and more dilution than we currently anticipate with respect to our common stock. We can provide no assurance as to the financial stability or viability of any Capped Call Counterparty.

Strategic Risks

We may not achieve the expected benefits and performance of our strategic initiatives and acquisitions.

Our key strategic initiatives in our theatre and hotels and resorts divisions often require significant capital expenditures to implement. We expect to benefit from revenue enhancements and/or cost savings as a result of these initiatives. However, there can be no assurance that we will be able to generate sufficient cash flow from these initiatives to provide the return on investment we anticipated from the required capital expenditures.

There also can be no assurance that we will be able to generate sufficient cash flow to realize anticipated benefits from any strategic acquisitions that we may enter into. Although we have a history of successfully integrating acquisitions into our existing theatre and hotels and resorts businesses, any acquisition may involve operating risks, such as (1) the difficulty of assimilating and integrating the acquired operations and personnel into our current business; (2) the potential disruption of our ongoing business; (3) the diversion of management's attention and other resources; (4) the possible inability of management to maintain uniform standards, controls, policies and procedures; (5) the risks of entering markets in which we have little or no expertise; (6) the potential impairment of relationships with employees; (7) the possibility that any liabilities we may incur or assume may prove to be more burdensome than anticipated; and (8) the possibility the acquired property or properties do not perform as expected.

Our ability to identify suitable properties to acquire, develop and manage will directly impact our ability to achieve certain of our growth objectives.

A portion of our ability to successfully achieve our growth objectives in both our theatre and hotels and resorts divisions is dependent upon our ability to successfully identify suitable properties to acquire, develop and manage. Failure to successfully identify, acquire and develop suitable and successful locations for new lodging properties and theatres will substantially limit our ability to achieve these important growth objectives.

Our ability to identify suitable joint venture partners or raise investment funds to acquire, develop and manage hotels and resorts will directly impact our ability to achieve certain of our growth objectives.

In addition to acquiring or developing hotels and resorts or entering into management contracts to operate hotels and resorts for other owners, we have from time to time invested, and expect to continue to invest, in such projects as a joint venture partner. We have also indicated that we may act as an investment fund sponsor in order to acquire additional hotel properties. A portion of our ability to successfully achieve our growth objectives in our hotels and resorts division is dependent upon our ability to successfully identify suitable joint venture partners or raise investments funds to acquire, develop and manage hotels and resorts. Failure to successfully identify suitable joint venture partners or raise equity for an investment fund will substantially limit our ability to achieve these growth objectives.

Investing through partnerships or joint ventures decreases our ability to manage risk.

Joint venture partners may have shared control or disproportionate control over the operation of our joint venture assets. Therefore, our joint venture investments may involve risks such as the possibility that our joint venture partner in an investment might become bankrupt or not have the financial resources to meet its obligations, or have economic or business interests or goals that are inconsistent with our business interests or goals, or be in a position to take action contrary to our instructions or requests or contrary to our policies or objectives. Consequently, actions by our joint venture partners might subject hotels and resorts owned by the joint venture to additional risk. Further, we may be unable to take action without the approval of our joint venture partners. Alternatively, our joint venture partners could take actions binding on the joint venture without our consent.

Legal, Regulatory and Compliance Risks

Recalls of food products and associated costs could adversely affect our reputation and financial condition.

We may be found liable if the consumption of any of the food products we sell in our theatres or hotels causes illness or injury. We are also subject to recalls by product manufacturers or if food products become contaminated. Recalls could result in losses due to the cost of the recall, the destruction of the product and lost sales due to the unavailability of the product for a period of time.

We are subject to substantial government regulation, which could entail significant cost.

We are subject to various federal, state and local laws, regulations and administrative practices affecting our business, and we must comply with provisions regulating health and sanitation standards, equal employment, environmental, and licensing for the sale of food and alcoholic beverages. Our properties must also comply with Title III of the Americans with Disabilities Act of 1990 (the "ADA"). Compliance with the ADA requires that public accommodations "reasonably accommodate" individuals with disabilities and that new construction or alterations made to "commercial facilities" conform to accessibility guidelines unless "structurally impracticable" for new construction or technically infeasible for alterations. Non-compliance with the ADA could result in the imposition of injunctive relief, fines or an award of damages to private litigants or additional capital expenditures to remedy such noncompliance. Changes in existing laws or implementation of new laws, regulations and practices could also have a significant impact on our business. For example, a significant portion of our staff level employees are part-time workers who are paid at or near the applicable minimum wage in the relevant jurisdiction. Increases in the minimum wage and implementation of reforms requiring the provision of additional benefits would increase our labor costs.

We are subject to complex taxation and could be subject to changes in our tax rates, the adoption of new tax legislation or exposure to additional tax liabilities.

We are subject to different forms of taxation in the federal, state and local jurisdictions where we operate. Current economic and political conditions make tax rates in any jurisdiction subject to significant change. Our future effective tax rate could be affected by changes in the mix of earnings in jurisdictions with differing tax rates, changes in the valuation of deferred tax assets and liabilities, or changes in tax laws or their interpretation. In addition, the tax authorities may not agree with the determinations we have made and such disagreements could result in lengthy legal disputes and, ultimately, in the payment of additional amounts for tax, interest and penalties. If our effective tax rate were to increase, or if the ultimate determination of our taxes owed in the U.S. or any of our jurisdictions is for an amount in excess of amounts previously accrued, our operating results, cash flows and financial condition could be adversely affected.

General Risks

Our business and operations could be negatively affected if we become subject to any securities litigation or shareholder activism, which could cause us to incur significant expense, hinder execution of our business strategy and impact our stock price.

While we are currently not subject to any securities litigation or shareholder activism, due to the potential volatility of our stock price and for a variety of other reasons, we may in the future become the target of securities litigation or shareholder activism. Securities litigation and shareholder activism, including potential proxy contests, could result in substantial costs and divert the attention of our management and board of directors and resources from our business.

Additionally, such securities litigation and shareholder activism could give rise to perceived uncertainties as to our future, adversely affect our relationships with service providers and make it more difficult to attract and retain qualified personnel. Also, we may be required to incur significant legal fees and other expenses related to any securities litigation or activist shareholder matters. Further, our stock price could be subject to significant fluctuation or otherwise be adversely affected by the events, risks and uncertainties of any securities litigation or shareholder activism.

Our stock price may be volatile, which could result in securities class action litigation against us.

The market price of our common stock could be subject to wide fluctuations in response to, among other things, the risk factors described in this report, and other factors beyond our control, such as fluctuations in the valuation of companies perceived by investors to be comparable to us and research analyst coverage about our business.

Furthermore, the stock markets have experienced price and volume fluctuations that have affected and continue to affect the market prices of equity securities of many companies. These fluctuations often have been unrelated or disproportionate to the operating performance of those companies. These broad market and industry fluctuations, as well as general economic, political and market conditions, such as recessions, interest rate changes or international currency fluctuations, have and may continue to affect the market price of our common stock.

In the past, many companies that have experienced volatility in the market price of their stock have been subject to securities class action litigation. We may become the target of this type of litigation in the future. Securities litigation against us could result in substantial costs and divert our management's attention from other business concerns, which could seriously harm our business. See "Risks related to our business and industry—Our business and operations could be negatively affected if we become subject to any securities litigation or shareholder activism, which could cause us to incur significant expense, hinder execution of business strategy and impact our stock price."

Certain provisions of our articles of incorporation and bylaws and of Wisconsin law could prevent a takeover that shareholders consider favorable and could also reduce the market price of our stock.

Our articles of incorporation and our bylaws contain provisions that could delay or prevent a merger, acquisition or other change in control that shareholders may consider favorable, including transactions in which shareholders might otherwise receive a premium for their shares. These provisions may also prevent or delay attempts by shareholders to replace or remove our current management or members of our board of directors.

We rely on our information systems to conduct our business, and any failure to protect our information systems and other confidential information against cyber attacks or other information security breaches or any failure or interruption to the availability of our information systems could have a material adverse effect on our business.

The operation of our business depends on the efficient and uninterrupted operation of our and our service providers' information technology systems. Our information technology systems, and those of our service providers, may become unavailable or may fail to perform as anticipated, for any reason, including cyber attacks, loss of power, or human error. Information security risks have generally increased in recent years because of the proliferation of new technologies and the increased sophistication and activities of perpetrators of cyber attacks. Our and our service providers' information technology systems have experienced, and may experience in the future, cyber attacks and other security incidents, and any significant interruption in or failure of our information systems, or those of our service providers, or any breach of our or their information systems or other confidential information could disrupt our business, result in the disclosure or misuse of confidential or proprietary information, damage our reputation, expose us to litigation, increase our costs or cause losses. As cyber and other information security threats continue to evolve, we may be required to expend additional resources to continue to enhance our information security measures or to investigate and remediate any information security vulnerabilities.

Additionally, the legal and regulatory environment surrounding information security and privacy in the United States is constantly evolving. Violation or non-compliance with any of these laws or regulations, contractual requirements relating to data security and privacy, or with our own privacy and security policies, either intentionally or unintentionally, or through the acts of intermediaries could have a material adverse effect on our brands, reputation, business, financial condition and results of operations, as well as subject us to significant fines, litigation, losses, third-party damages and other liabilities.

Item 1B.   Unresolved Staff Comments.

None.

Item 2. Properties.

We own the real estate of a substantial portion of our facilities, including, as of December 29, 2022, The Pfister Hotel, the Hilton Milwaukee City Center, the Hilton Madison at Monona Terrace, the Grand Geneva Resort & Spa, Saint Kate – The Arts Hotel, The Lincoln Marriott Cornhusker Hotel, and the majority of our theatres. We lease the remainder of our facilities. As of December 29, 2022, we also managed one hotel for a joint venture in which we have a minority interest and 8 hotels, resorts and other properties that are owned by a third party. Additionally, we own surplus land and several former operating properties. All of our properties are suitably maintained and adequately utilized to cover the respective business segment served.

Our owned, leased and managed properties are summarized, as of December 29, 2022, in the following table:

Business Segment	Total Number of Facilities in Operation	Owned[1]	Leased from Unrelated Parties[2]	Managed for Related Parties	Managed for Unrelated Parties
Theatres:					
Movie Theatres	85	48	37	—	—
Family Entertainment Center	1	1	—	—	—
Hotels and Resorts:					
Hotels	14	5	1	1	7
Resorts	1	1	—	—	—
Other Properties[3]	3	—	2	—	1
Total	104	55	40	1	8

(1)   Four of the movie theatres are on land leased from unrelated parties.

(2)   The 37 theatres leased from unrelated parties have a total of 400 screens. One *Ultra*Screen adjacent to an owned theatre is leased from an unrelated party.

(3)   Includes a vacation ownership development adjacent to the Grand Geneva Resort & Spa owned by Orange Lake Resort & Country Club of Orlando, Florida, for which we provide hospitality management services and two *SafeHouse* restaurants located in Milwaukee, Wisconsin and Chicago, Illinois, both of which we lease from an unrelated party and which are managed by our hotels and resorts division.

Certain of the individual properties or facilities identified above are subject to purchase money or construction mortgages or commercial lease financing arrangements, but we do not consider these encumbrances, individually or in the aggregate, to be material.

All of our operating property leases expire on various dates after the end of fiscal 2023 (assuming we exercise all of our renewal and extension options), except for one operating movie theatre.

Item 3. Legal Proceedings.

None.

Item 4. Mine Safety Disclosures.

Not applicable.

INFORMATION ABOUT OUR EXECUTIVE OFFICERS

Each of our executive officers is identified below together with information about each officer's age, position and employment history for at least the past five years:

Name	Position	Age
Stephen H. Marcus	Chairman of the Board	87
Gregory S. Marcus	President and Chief Executive Officer	58
Thomas F. Kissinger	Senior Executive Vice President, General Counsel and Secretary	62
Chad M. Paris	Chief Financial Officer and Treasurer	41

Stephen H. Marcus has been our Chairman of the Board since December 1991. He served as our Chief Executive Officer from December 1988 to January 2009 and as our President from December 1988 until January 2008. Mr. Marcus has worked at our company for 61 years.

Gregory S. Marcus joined our company in March 1992 as Director of Property Management/Corporate Development. He was promoted in 1999 to our Senior Vice President – Corporate Development and became an executive officer in July 2005. He has served as our President since January 2008 and was elected our Chief Executive Officer in January 2009. He was elected to serve on our Board of Directors in October 2005. He is the son of Stephen H. Marcus, our Chairman of the Board.

Thomas F. Kissinger joined our company in August 1993 as our Secretary and Director of Legal Affairs. In August 1995, he was promoted to our General Counsel and Secretary and in October 2004, he was promoted to Vice President, General Counsel and Secretary. In August 2013, he was promoted to Senior Executive Vice President, General Counsel and Secretary. He also formerly served as interim President of Marcus Hotels & Resorts. Prior to August 1993, Mr. Kissinger was an associate with the law firm of Foley & Lardner LLP for five years.

Chad M. Paris joined our company in October 2021 as Corporate Controller and Treasurer. Mr. Paris was promoted to Chief Financial Officer and Treasurer effective May 15, 2022, following the retirement of Douglas A. Neis. Prior to joining The Marcus Corporation, he served as Senior Vice President and Chief Financial Officer at Jason Group, Inc., formerly Jason Industries, Inc. ("Jason Group"), a Milwaukee-based global manufacturing company, from August 2017 to April 2021. Prior to joining Jason Group in June 2014, Mr. Paris was an Audit Senior Manager at the accounting firm of Deloitte & Touche LLP, beginning his career in finance with the firm in August 2005.

Our executive officers are generally elected annually by our Board of Directors after the annual meeting of shareholders. Each executive officer holds office until his successor has been duly qualified and elected or until his earlier death, resignation or removal.

PART II

Item 5. Market for the Company's Common Equity, Related Shareholder Matters and Issuer Repurchases of Equity Securities.

(a) Stock Performance Graph

The following information in this Item 5 of this Annual Report on Form 10-K is not deemed to be "soliciting material" or to be "filed" with the SEC or subject to Regulation 14A or 14C under the Securities Exchange Act of 1934 or to the liabilities of Section 18 of the Securities and Exchange Act of 1934 and will not be deemed to be incorporated by reference into any filing under the Securities Act of 1933 or the Securities Exchange Act of 1934, except to the extent we specifically incorporate it by reference into such a filing.

Set forth below is a graph comparing the annual percentage change during our last five full fiscal years in our cumulative total shareholder return (stock price appreciation on a dividend reinvested basis) of our Common Shares to the cumulative total return of: (1) a composite peer group index selected by us, and (2) companies included in the Russell 2000 Index. The composite peer group index is comprised of the Dow Jones U.S. Hotels Index (weighted 35%) and a theatre index that we selected that includes Cinemark Holdings, Inc. (weighted 65%).

The indices within each composite peer group index are weighted to approximate the relative annual revenue contributions of each of our business segments to our total annual revenues over the past several fiscal years. The shareholder returns of the companies included in the Dow Jones U.S. Hotels Index and the theatre index that we selected are weighted based on each company's relative market capitalization as of the beginning of the presented periods.

From December 28, 2017 to December 29, 2022


200.00
150.00
100.00
50.00
0.00
12/28/17
12/27/18
12/26/19
12/31/20
12/30/21
12/29/22
The Marcus Corporation
Russell 2000 Index
Composite Peer Group Index

	12/28/17	12/27/18	12/26/19	12/31/20	12/30/21	12/29/22
The Marcus Corporation	$ 100.00	$ 144.08	$ 124.20	$ 51.68	$ 68.82	$ 54.96
Russell 2000 Index	100.00	87.07	111.28	132.85	152.76	121.70
Composite Peer Group Index(1)	100.00	97.29	112.40	75.33	80.94	51.40

(1) Weighted 35% for the Dow Jones U.S. Hotels Index and 65% for the Company-selected Theatre Index.

(b) Market Information

Our Common Stock, $1 par value, is listed and traded on the New York Stock Exchange under the ticker symbol "MCS." Our Class B Common Stock, $1 par value, is neither listed nor traded on any exchange.

On March 1, 2023, there were 1,266 shareholders of record of our Common Stock and 36 shareholders of record of our Class B Common Stock.

(c) Stock Repurchases

The following table sets forth information with respect to purchases made by us or on our behalf of our Common Stock during the period indicated.

Period	Total Number of Shares Purchased	Average Price Paid per Share	Total Number of Shares Purchased as Part of Publicly Announced Programs[1]	Maximum Number of Shares that May Yet be Purchased Under the Plans or Programs[1]
September 30 – November 3	—	$ —	—	2,522,646
November 4 – December 1	—	—	—	2,522,646
December 2 – December 29	—	—	—	2,522,646
Total	—	$ —	—	2,522,646

(1) Through December 29, 2022, our Board of Directors had authorized the repurchase of up to 11.7 million shares of our outstanding Common Stock. Under these authorizations, we may repurchase shares of our Common Stock from time to time in the open market, pursuant to privately negotiated transactions or otherwise. As of December 29, 2022, we had repurchased approximately 9.2 million shares of our Common Stock under these authorizations. The repurchased shares are held in our treasury pending potential future issuance in connection with employee benefit, option or stock ownership plans or other general corporate purposes. These authorizations do not have an expiration date.

Item 6. Reserved.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations.

General

We report our consolidated and individual segment results of operations on a 52- or 53-week fiscal year ending on the last Thursday in December. We divide our fiscal year into three 13-week quarters and a final quarter consisting of 13 or 14 weeks. Our primary operations are reported in two business segments: theatres, and hotels and resorts.

Fiscal 2020 was a 53-week year, beginning on December 27, 2019 and ending on December 31, 2020. Fiscal 2021 was a 52-week year, beginning on January 1, 2021 and ending on December 30, 2021. Fiscal 2022 was a 52-week year, beginning on December 31, 2021 and ending on December 29, 2022.

Fiscal 2020, fiscal 2021 and fiscal 2022 results by quarter were significantly impacted by the COVID-19 pandemic, which began late in our fiscal 2020 first quarter and impacted our results for the remainder of fiscal 2020, throughout fiscal 2021, and during the first half of fiscal 2022. Under normal conditions, our first fiscal quarter typically produces the weakest operating results in our hotels and resorts division due primarily to the effects of reduced travel during the winter months. The quality of film product in any given quarter typically impacts the operating results in our theatre division. Our second and third fiscal quarters generally produce our strongest operating results because these periods coincide with the typical summer seasonality of the movie theatre industry and the summer strength of the lodging business. Due to the fact that the week between Christmas and New Year's Eve is historically one of the strongest weeks of the year for our theatre division, the specific timing of the last Thursday in December impacts the results of our fiscal first and fourth quarters in that division, particularly when we have a 53-week year.

This Management's Discussion and Analysis of Financial Condition and Results of Operations ("MD&A") generally discusses fiscal 2022 and fiscal 2021 items and year-to-year comparisons between fiscal 2022 and fiscal 2021. Discussions of fiscal 2020 items and year-to-year comparisons between fiscal 2021 and fiscal 2020 that are not included in this MD&A can be found in "Management's Discussion and Analysis of Financial Condition and Results of Operations" in Part II, Item 7 of the Company's Annual Report on Form 10-K for the fiscal year ended December 30, 2021. Within this MD&A amounts for totals, subtotals, and variances may not recalculate exactly within tables due to rounding as they are calculated using the unrounded numbers.

Impact of the COVID-19 Pandemic

The COVID-19 pandemic had an unprecedented impact on the world and both of our business segments. As an operator of movie theatres, hotels and resorts, restaurants and bars, each of which consists of spaces where customers and guests gather in close proximity, our businesses were significantly impacted by protective actions that federal, state and local governments took to control the spread of the pandemic, and our customers' reactions or responses to such actions. The extent of these protective actions and their impact on our businesses dissipated throughout fiscal 2022.

We began fiscal 2022 with all of our theatres open with normal operating days and hours. While still below pre-COVID-19 levels, attendance has continued to gradually improve as the number of vaccinated individuals increased, more films are released, and customers indicate increasing willingness to return to movie theatres. We remain optimistic that the theatre industry is in the process of rebounding and will continue to benefit from a return to normalcy.

We still expect a return to "normalcy" in theatres to be driven by an increase in the quality and quantity of new films released in theatres and the return of consumer comfort with public gatherings. The appearance of variants of the virus has resulted in changing government guidance on indoor activities in some communities, which impacted consumer comfort early in fiscal 2022. Industry customer surveys indicate that consumer comfort increased throughout 2022, reaching a post-pandemic high comfort level in January 2023. Total theatre division revenues, expressed as a percentage of fiscal 2019 pre-pandemic revenues were 47% in fiscal 2021, and improved to 71% in fiscal 2022. We believe the continued revenue shortfall in fiscal 2022 compared to 2019 was driven primarily by a reduced quantity of wide-release films available for theatrical release.

We began fiscal 2022 with all eight of our company-owned and managed hotels open. All of our restaurants and bars in our hotels and resorts were open during a majority of fiscal 2022, operating in some cases with reduced operating hours. The majority of our hotels and restaurants are now generating revenues at or above pre-pandemic levels, while at certain hotels that primarily serve group business, revenues remain below pre-pandemic levels with improving occupancy and business travel activity increasing. The future economic environment will also have a significant impact on the pace of our return to "normal" hotel operations.

During fiscal 2020 and fiscal 2021, we received $31.5 million and $5.9 million, respectively, of tax refunds from our fiscal 2019 tax return. During the first quarter of fiscal 2021, we filed income tax refund claims of $24.2 million related to our fiscal 2020 tax return, with the primary benefit derived from net operating loss carrybacks to prior years. We received approximately $1.8 million of this refund in July 2021, and the remaining $22.3 million refund, plus interest, was received in February 2022. We also generated additional income tax loss carryforwards during fiscal 2021 that will benefit future years.

During the fourth quarter of fiscal 2020 and continuing into fiscal 2021, a number of states elected to provide grants to certain businesses most impacted by the COVID-19 pandemic, utilizing funds received by the applicable state under provisions of the Coronavirus Aid, Relief, and Economic Security Act of 2020 (the "CARES Act") or subsequent federal relief programs. We received $4.9 million of these prior year grants in January 2021. We were awarded and received an additional $1.3 million in theatre grants during the first quarter of fiscal 2021 and an additional $1.9 million in hotel grants during the third quarter of fiscal 2021. We were also awarded an additional $4.5 million in theatre grants during the fourth quarter of fiscal 2021, the majority of which was not received until January 2022. All of these grants further contributed to our current strong liquidity position.

Maintaining and protecting a strong balance sheet has always been a core philosophy of The Marcus Corporation during our 87-year history, and, despite the COVID-19 pandemic, our financial position remains strong. A detailed description of our liquidity as of December 29, 2022 is described below in the "Liquidity" section of this MD&A. We cannot assure that the impact of the COVID-19 pandemic will cease to have a material adverse effect on both our theatre and hotels and resorts businesses, results of operations, cash flows, financial condition, access to credit markets and ability to service our existing and future indebtedness.

Current Plans

Our aggregate cash capital expenditures, acquisitions and purchases of interests in, and contributions to, joint ventures were $36.8 million during fiscal 2022, compared to $19.5 million during fiscal 2021 and $21.4 million during fiscal 2020. We currently estimate that cash capital expenditures will increase during fiscal 2023 to the $60 - $75 million range. We will, however, continue to monitor our operating results and economic and industry conditions so that we may adjust our plans accordingly.

Our current strategic plans include the following goals and strategies:

Theatres

- Maximize and leverage our current assets in a post-pandemic world. We have invested approximately $391 million to further enhance the movie-going experience and amenities in new and existing theatres over the last nine-plus years. These investments have included:

    ◦ DreamLounger^{SM} recliner seating additions. As of December 29, 2022, we offered all DreamLounger recliner seating in 66 theatres, representing approximately 78% of our theatres. Including our premium, large format (PLF) auditoriums with recliner seating, as of December 29, 2022, we offered our DreamLounger recliner seating in approximately 81% of our screens, a percentage we believe to be the highest among the largest theatre chains in the nation.

    ◦ *Ultra*Screen DLX® and *Super*Screen DLX® (DreamLounger eXperience) conversions. As of December 29, 2022, we had a total of 124 premium large format ("PLF") screens at 66 of our theatre locations (31 *Ultra*Screen DLX auditoriums, one traditional *Ultra*Screen® auditorium, 89 *Super*Screen DLX auditoriums - a slightly smaller screen than an *Ultra*Screen but with the same DreamLounger seating and Dolby Atmos sound - and three IMAX® PLF screens). As of December 29, 2022, we offered at least one PLF screen in approximately 78% of our theatres – once again a percentage we believe to be the highest percentage among the largest theatre chains in the nation. Our PLF screens generally have higher per-screen revenues and draw customers from a larger geographic region compared to our standard screens, and we charge a premium price to our guests for this experience.

    ◦ Signature cocktail and dining concepts. We have continued to further enhance our food and beverage offerings within our existing theatres. We believe our 50-plus years of food and beverage experience in the hotel and restaurant businesses provides us with a unique advantage and expertise that we can leverage to further grow revenues in our theatres. As of December 29, 2022, we offered bars/full liquor service under the concepts *Take Five*® *Lounge, Take Five Express* and *The Tavern* at 49 theatres, representing approximately 58% of our theatres. As of December 29, 2022, we also offered one or more in-lobby dining concepts, including the pizza concept *Zaffiro's*® *Express* and hamburger and other Americana fare concept *Reel Sizzle*®, in 39 theatres, representing approximately 60% of our theatres (excluding our in-theatre dining theatres). In select locations without a *Take Five Lounge* outlet, we offer beer and wine at the *Zaffiro's Express* outlet. We also operate three *Zaffiro's*® *Pizzeria and Bar* full-service restaurants.

    ◦ In-theatre dining concepts. As of December 29, 2022, we offered in-theatre dining with a complete menu of drinks and chef-prepared salads, sandwiches, entrées and desserts at 29 theatres and a total of 229 auditoriums, operating under the names *Big Screen Bistro*^{SM}, *Big Screen Bistro Express*^{SM}, Bistro*Plex*® and *Movie Tavern by Marcus,* representing approximately 34% of our theatres.

During fiscal 2023 and beyond, we expect to execute on a number of strategies to further maximize and leverage our existing assets in a post-pandemic world. These strategies are expected to include:

    ◦ Opportunistically expanding the number of our PLF formats described above to meet consumer demand. Our guests have shown a strong preference for viewing blockbuster films on the largest screen available. Our goal is to have multiple PLF auditoriums in as many theatres as physically and financially viable in order to provide PLF formats to our guests for more than one blockbuster film at a time.

    ◦ Expanding and evolving our food and beverage operations described above. We will continue to test new concepts and enhance our existing concepts in order to provide further options to our guests and increase our average concession/food and beverage revenues per person. Strategies may also include expanded sports programming, live bingo and other entertainment options in our signature bars.

◦ Evolving and reenergizing what we believe to be our best-in-class customer loyalty program called Magical Movie Rewards^{SM} ("MMR"). We currently have approximately 5.1 million members enrolled in the program. Approximately 45% of all box office transactions and 40% of total transactions in our theatres during fiscal 2022 were completed by registered members of the loyalty program. We believe that this program contributes to increased movie-going frequency, more frequent visits to the concession stand, increased loyalty to Marcus Theatres and, ultimately, improved operating results.

◦ Modernizing pricing strategies based upon consumer demand. We currently offer a number of very successful pricing promotions, including "Value Tuesday," "Student Thursday" and "Young-at-Heart" program for seniors on Friday afternoons. We believe these promotions have increased movie going frequency and reached a customer who may have stopped going to the movies because of price, without adversely impacting the movie-going habits of our regular weekend customers. During fiscal 2021, we introduced Marcus Private Cinema ("MPC"), a program that allows guests the opportunity to purchase an entire auditorium for up to 20 of his or her friends and family for a fixed charge. Conversely, we charge a higher ticket price for PLF screens and have implemented higher pricing on Friday and Saturday evenings during certain peak moviegoing times of the year. We expect to continue to optimize revenue management and implement additional pricing strategies based upon consumer demand.

◦ Expanding the use of technology in all facets of our business. We continue to enhance our mobile ticketing capabilities, our downloadable Marcus Theatres mobile application and our *marcustheatres.com* website. We added food and beverage ordering capabilities to our mobile application at all of our theatres in fiscal 2020. We have continued to install additional theatre-level technology, such as new ticketing kiosks, digital menu boards and concession advertising monitors. Each of these enhancements is designed to improve customer interactions, both at the theatre and through mobile platforms and other electronic devices, while enhancing add-on food and beverage sales opportunities through promotion and on-screen offers. We also believe that maximizing the use of these technology enhancements will reduce the impact of labor shortages that we and others are currently facing.

◦ Exploring new lobby monetization initiatives. Lobby innovations may include, but not be limited to, unique experiential displays, video and redemption games and other interactive options for our guests.

◦ Executing multiple strategies designed to further increase revenues and improve the profitability of our existing theatres. These strategies include various cost control efforts, as well as plans to expand ancillary theatre revenues, such as pre-show advertising, lobby advertising, post transaction click-through advertising, additional corporate and group sales and sponsorships.

◦ Continually evaluating the financial viability of our existing assets. During fiscal 2021, we made the decision to not reopen three theatres that had previously closed due to the COVID-19 pandemic, consisting of one former budget-oriented theatre and two Movie Tavern theatres with leases that were expiring within the next year. During the first quarter of fiscal 2023, we closed one owned theatre in Minnesota. In evaluating the viability of our theatres we consider financial performance, lease terms (if applicable), future maintenance capital requirements, strategic importance and opportunities to consolidate our operations within local markets, among other factors.

◦ Regularly upgrading and remodeling our theatres to keep them fresh. To maintain our existing theatres and accomplish the strategies noted above and below, we currently anticipate that our fiscal 2023 capital expenditures in this division will total approximately $15 - $20 million.

• <u>Re-invent and modernize the out-of-home entertainment experience</u>. Our goal continues to be to introduce and create entertainment destinations that further define and enhance the customer value proposition for movie-going and the overall out-of-home entertainment experience. Strategies to achieve this goal are expected to include:

◦ Launching a subscription program that encourages more frequent movie-going, particularly for non-blockbuster films. In January 2022, we introduced two such programs, branded MovieFlex^{SM} and

MovieFlex^{SM}+, in three separate markets as part of our initial test of this strategy. We expect to expand our subscription programs to additional markets in fiscal 2023.

◦ Introducing electronic passports with packaged film series. In January 2023, we launched Marcus Passport, a program that allows customers to purchase a passport ticket with access to every movie that is playing as part of a Marcus Theatres film series, priced at a discount to purchasing tickets for each movie individually. The program launched with a Best Picture Passport featuring the ten Academy Awards Best Picture nominees and a Kids Passport featuring twelve family films.

◦ Testing and subsequently implementing additional entertainment options within theatre auditoriums. Examples of initiatives may include sports bars for viewing live sports (possibly with online gambling where available), sports gaming, and interactive live bingo auditoriums. In March 2022, we introduced a sports viewing auditorium, branded The Wall^{SM}, in our theatre in Gurnee, Illinois as part of our initial test of this strategy. The Wall combines multi-screen sports viewing with our complete in-theatre dining food and beverage menu, providing customers a premium sports bar experience. We continue to evaluate potential expansion of similar sports viewing auditoriums in additional theatres and markets.

◦ Further socializing the overall experience for our guests. This strategy will include targeting future movie-goers with relevant and desired experiences through new and creative marketing approaches, including the use of technology to tailor communications to individual guest preferences. For example, we have partnered with Movio, a global leader in data analysis for the cinema industry, to allow more targeted communication with our loyalty members. The software provides us with insight into customer preferences, attendance habits and general demographics, which we believe will help us deliver customized communication to our members. In turn, members of this program can enjoy and plan for a more personalized movie-going experience.

◦ Exploring new viewing experiences for our guests. For example, we currently offer a 4DX auditorium at one of our theatres. 4DX delivers an immersive multi-sensory cinematic experience, including synchronized motion seats and environmental effects such as water, wind, fog, scent and more, to enhance the action on screen. In the first quarter of 2023, we plan to convert one of our existing auditoriums to a ScreenX auditorium. ScreenX is a panoramic film format that presents films with expanded, dual-sided, 270-degree screens projected on the walls in a theatre. We will consider additional experiential offerings in the future.

◦ Exploring new content sources and deliveries to supplement existing mainstream movie content. The addition of digital technology throughout our circuit (we offer digital cinema projection on 100% of our screens) has provided us with additional opportunities to obtain non-motion picture programming from other new and existing content providers, including live and pre-recorded performances of the Metropolitan Opera, as well as sports, concerts and other events, at many of our locations. We offer weekday and weekend alternate programming at many of our theatres across our circuit. The special programming includes classic movies, faith-based content, live performances, comedy shows and children's performances. We believe this type of programming is more impactful when presented on the big screen and provides an opportunity to continue to expand our audience base beyond traditional moviegoers. Our MMR program also gives us the ability to cost effectively promote non-traditional programming and special events, particularly during non-peak time periods.

• Strategic growth. Our long-term plans for growth in our theatre division may include evaluating opportunities for new theatres and screens. Growth opportunities that we may explore in the future include:

◦ New builds. In October 2019, we opened the eight-screen Movie Tavern® by Marcus theatre in Brookfield, Wisconsin. This theatre became the first Movie Tavern by Marcus in Wisconsin. It includes eight auditoriums, each with laser projection and comfortable DreamLounger recliner seating, a full-service bar and food and drink center, and a new delivery-to-seat service model that also allows guests to order food and beverage via our mobile phone application or in-theatre kiosk. We will consider additional sites for potential new theatre locations in both new and existing markets in the future.

◦ Management contracts and/or taking over existing theatre leases. The COVID-19 pandemic has been challenging for all theatre operators. In some cases, existing theatres have been returned to landlords. We will consider either managing theatres for existing owners/landlords or entering into new, financially viable lease arrangements if such opportunities arise.

◦ Acquisitions. Acquisitions of existing theatres or theatre circuits has also been a viable growth strategy for us. In February 2019, we acquired the assets of Movie Tavern®, a New Orleans-based industry leading circuit known for its in-theatre dining concept featuring chef-driven menus, premium quality food and drink and luxury seating. The acquired circuit consisted of 208 screens at 22 locations in nine states. The purchase price consisted primarily of shares of our common stock. The acquisition of the Movie Tavern circuit increased our total number of screens at that time by an additional 23%.

Now branded Movie Tavern by Marcus, we subsequently introduced new amenities to select Movie Tavern theatres, including our proprietary PLF screens and DreamLounger recliner seating, signature programming, such as Value Tuesday with discounted concessions, food and non-alcoholic beverages for loyalty members, and proven marketing, loyalty and pricing programs that will continue to benefit Movie Tavern guests in the future.

As noted above, the COVID-19 pandemic has been challenging for all theatre operators. A number of theatre operators have filed for bankruptcy relief and many others are facing difficult financial circumstances. Although we will prioritize our own finances, we will continue to consider potential acquisitions in the future. The movie theatre industry is very fragmented, with approximately 50% of United States screens owned by the three largest theatre circuits and the other 50% owned by an estimated 800 smaller operators, making it very difficult to predict when acquisition opportunities may arise. We do not believe that we are geographically constrained, and we believe that we may be able to add value to certain theatres through our various proprietary amenities and operating expertise.

Hotels and Resorts

• <u>Operational excellence and financial discipline</u>. We have always been, and will continue to be, focused on improving the quality of the guest experience, our portfolio of assets, and our associate working environment, with a long-term view of financial success and profitability. During fiscal 2023 and beyond, we expect to execute on a number of strategies to further maximize and leverage our existing assets in a post-pandemic world. These strategies are expected to include:

◦ Multiple strategies that are intended to further grow the division's revenues and profits. Our focus on accelerating excellence will continue in fiscal 2023, with guest experience at the forefront. Strategies will include leveraging our food and beverage expertise to further distinguish us from our competition. In addition to rebuilding our banquet and catering business as group demand improves, we will leverage hotel food and beverage concepts developed by our Marcus Restaurant Group, featuring premier brands such as *Mason Street Grill, ChopHouse*®, *Miller Time*® *Pub & Grill* and *SafeHouse*® restaurants.

◦ Sales, marketing and revenue management strategies designed to further increase our profitability. The priority will be to focus on capitalizing on strong leisure and improving group demand trends, driving average daily rate, optimizing event space and growing ancillary revenues.

◦ Human resource and technology strategies designed to achieve operational excellence and improve the associate work environment, while adapting to a changing labor market. We will continue to focus on developing our customer service delivery and technology enhancements to improve customer interactions through mobile platforms and other customer touch points.

◦ A continued focus on financial discipline in an inflationary environment through operating efficiency and cost management without sacrificing our commitment to operational excellence.

• _Portfolio management_. We have invested approximately $177 million to further enhance our hotels and resorts portfolio over the last 9 years. These investments have included:

◦ Hotel renovations. We regularly renovate and update our hotels and resorts. For example, in fiscal 2021 at the Grand Geneva Resort & Spa, we renovated the lobby and in fiscal 2022 we began a guest room and meeting space renovation project that is expected to be completed in fiscal 2023.

◦ Hotel branding changes. We closed the InterContinental Milwaukee in early January 2019 and undertook a substantial renovation project that converted this hotel into the unbranded experiential arts hotel, Saint Kate - The Arts Hotel. The newly renovated hotel reopened during June 2019.

Our future plans for our hotels and resorts division also include continued reinvestment in our existing properties to maintain and enhance their value. We anticipate additional reinvestments during fiscal 2023 and fiscal 2024 at the Grand Geneva Resort & Spa, The Pfister Hotel and the Hilton Milwaukee City Center. To maintain our existing hotels and resorts, we currently anticipate that our fiscal 2023 capital expenditures in this division will total approximately $45 - $55 million.

We have been very opportunistic in our past hotel investments as we have, on many occasions, acquired assets at favorable terms and then improved the properties and operations to create value. Unlike our theatre assets where the majority of our return on investment comes from the annual cash flow generated by operations, a portion of the return on our hotel investments is derived from effective portfolio management, which includes determining the proper branding strategy for a given asset, the proper level of investment and upgrades and identifying an effective divestiture strategy for the asset when appropriate. As a result, we may periodically explore opportunities to monetize all or a portion of one or more owned hotels. In December 2022, we sold The Skirvin Hilton for $36.75 million. We will redeploy the sale proceeds, net of mortgage debt and land lease retirement, into other investment opportunities in our hotel business that we believe will provide more attractive investment returns.

We will consider many factors as we actively review opportunities to execute this strategy, including income tax considerations, the ability to retain management, pricing and individual market considerations. We evaluate strategies for our hotels on an asset-by-asset basis. We have not set a specific goal for the number of hotels that may be considered for this strategy, nor have we set a specific timetable. It is possible that we may sell a particular hotel or hotels during fiscal 2023 or beyond if we determine that such action is in the best interest of our shareholders.

• _Strategic growth_. Transactional activity in the hotel industry has been limited during the last three years due to the pandemic and its lingering effects and the rising cost of debt capital for financing hotel acquisitions. Although we will prioritize our own finances, our hotels and resorts division expects to continue to seek opportunities to invest in new hotels and increase the number of rooms under management in the future. Growth opportunities that we may explore in the future include:

◦ Seeking opportunities where we may act as an investment fund sponsor or joint venture partner in acquiring additional hotel properties. We continue to believe that opportunities to acquire high-quality hotels at reasonable valuations will be present in the future for well-capitalized companies, and we believe that there are partners available to work with us when the appropriate hotel assets are identified. Advantages of this growth strategy include the ability to accelerate our growth through smaller investments in an increased number of properties, while earning management fees and potentially receiving a promoted interest in the hotel investments.

In December 2021, we formed a joint venture with funds managed by Searchlight Capital Partners ("Searchlight"), a leading global private investment firm, to co-invest in lifestyle hotels, resorts and high-quality full-service properties. Through this joint venture, we acquired the Kimpton Hotel Monaco

Pittsburgh in December 2021, which we manage. We hope to acquire additional hotels using this strategy in fiscal 2023 and beyond.

- ◦ Pursuing additional management contracts for other owners, some of which may include small equity investments similar to the investments we have made in the past with strategic equity partners. Although total revenues from an individual hotel management contract are significantly less than from an owned hotel, the operating margins are generally significantly higher due to the fact that all direct costs of operating the property are typically borne by the owner of the property. Management contracts provide us with an opportunity to increase our total number of managed rooms without a significant investment, thereby increasing our returns on equity. We may also pursue the acquisition of other hotel management companies that would provide our management portfolio with additional scale and capabilities to accelerate our growth.

  In August 2021, we assumed management of the Coralville Hotel & Conference Center in Coralville, Iowa. Owned by the City of Coralville, this 286-room hotel was recently rebranded under the Hyatt Regency brand as Hyatt Regency Coralville Hotel & Conference Center. A comprehensive renovation of the hotel's guestrooms, restaurant and fitness room is underway and is anticipated to be completed in the third quarter of fiscal 2023. Conversely, we will occasionally lose management contracts due to various circumstances.

Corporate

- We periodically review opportunities to make investments in long-term growth opportunities that may not be entirely related to our two primary businesses (but typically have some connection to entertainment, food and beverage, hospitality, real estate, etc.). We expect to continue to review such opportunities in the future.

- In addition to operational and growth strategies in our operating divisions, we will continue to seek additional opportunities to enhance shareholder value, including strategies related to our dividend policy and share repurchases. We increased our regular quarterly common stock cash dividend rate by 6.3% during the first quarter of fiscal 2020, prior to temporarily suspending dividend payments in response to the COVID-19 pandemic.

  The Credit Agreement currently allows us, if we believe it is in the best interest of our shareholders, to return capital to shareholders through dividends or share repurchases, up to a maximum of $1.55 million per quarter (approximately $0.05/share/quarter if a dividend). During the third quarter of fiscal 2022, our Board of Directors elected to reinstate our quarterly dividend, declaring a quarterly cash dividend of $0.05 per share of common stock and $0.045 per share of Class B common stock, which was paid in the third and fourth quarters of fiscal 2022. The current restriction on dividends and share repurchases will remain in place until the first quarter of fiscal 2023 and we have returned to our financial covenants in place prior to the restriction. In prior years, we have periodically paid special dividends and repurchased shares of our common stock under our existing Board of Directors stock repurchase authorizations.

- We will also continue to evaluate opportunities to sell real estate when appropriate, allowing us to benefit from the underlying value of our real estate assets. When possible, we will attempt to avail ourselves of the provisions of Internal Revenue Code §1031 related to tax-deferred like-kind exchange transactions. We are actively marketing a number of pieces of surplus real estate and other non-core real estate. During the fourth quarter of fiscal 2020, we sold two land parcels and a former budget theatre, generating total proceeds of approximately $3.0 million. During fiscal 2021, we sold an equity interest in a joint venture, several land parcels, another former budget theatre and an operating retail center, generating total proceeds of $22.1 million. During fiscal 2022, we sold surplus land parcels generating total proceeds of $4.9 million. We believe we may receive total sales proceeds from real estate sales during the next fiscal year totaling approximately $5 - $10 million, depending upon demand for the real estate in question.

The actual number, mix and timing of our potential future new facilities and expansions and/or divestitures will depend, in large part, on industry and economic conditions, our financial performance and available capital, the competitive environment, evolving customer needs and trends, and the availability of attractive acquisition and investment opportunities. It is likely that our growth goals and strategies will continue to evolve and change in response to these and other factors, and there can be no assurance that we will achieve our current goals. Each of our goals and strategies are subject to the various risk factors discussed above in this Annual Report on Form 10-K.

Results of Operations

Consolidated Financial Comparisons

The following table sets forth revenues, operating income (loss), other income (expense), net earnings (loss) and net earnings (loss) per diluted common share for the past three fiscal years (in millions, except for per share and percentage change data) :

	F2022	F2021	F22 v. F21 Amt.	F22 v. F21 Pct.	F2020	F21 v. F20 Amt.	F21 v. F20 Pct.
Revenues	$ 677.4	$ 458.2	$ 219.2	47.8 %	$ 237.7	$ 220.6	92.8 %
Operating income (loss)	8.3	(41.5)	49.8	120.0 %	(178.4)	137.0	76.8 %
Other income (expense), net	(10.3)	(17.5)	7.3	41.7 %	(17.4)	(0.2)	(0.9)%
Net earnings attributable to noncontrolling interests	2.9	—	2.9	—	—	—	100.0 %
Net loss attributable to The Marcus Corporation	$ (12.0)	$ (43.3)	$ 31.3	72.3 %	$ (124.9)	$ 81.6	65.3 %
Net loss per common share - diluted	$ (0.39)	$ (1.42)	$ 1.03	72.5 %	$ (4.13)	$ 2.71	65.6 %

Fiscal 2022 versus Fiscal 2021

Revenues, operating income (loss), net loss attributable to The Marcus Corporation and net loss per diluted common share improved significantly during fiscal 2022 compared to fiscal 2021. Increased revenues from both our theatre division and hotels and resorts division contributed to the improvement during fiscal 2022 compared to fiscal 2021, as customers continued to return to both our theatres and hotels and resorts as the impact of the COVID-19 pandemic subsided during fiscal 2022. Net loss attributable to The Marcus Corporation during fiscal 2022 was positively impacted by a decrease in interest expense compared to fiscal 2021 and a gain on the sale of The Skirvin Hilton during fiscal 2022, partially offset by decreased gains on disposition of property, equipment and other assets. Net loss attributable to The Marcus Corporation and net loss per diluted common share during fiscal 2022 were negatively impacted by an increase in income tax expense as described below.

Our operating loss during fiscal 2022 was negatively impacted by impairment charges of approximately $1.5 million, or approximately $0.04 per diluted common share, related to two operating theatres. Our operating loss during fiscal 2021 was favorably impacted by nonrecurring state government grants and federal tax credits of approximately $10.7 million, or approximately $0.25 per diluted common share, and was negatively impacted by impairment charges of approximately $5.8 million, or approximately $0.14 per diluted common share, primarily related to two operating theatres, three permanently closed theatres and surplus real estate that we intend to sell.

Operating losses from our corporate items, which include amounts not allocable to the business segments, decreased during fiscal 2022 compared to fiscal 2021 due primarily to reduced long-term incentive compensation expenses.

Investment loss was insignificant during fiscal 2022 compared to investment income of $0.6 million during fiscal 2021. Investment income (loss) includes interest earned on cash and cash equivalents, as well as increases/decreases in the value of marketable securities and increases in the cash surrender value of a life insurance policy. Investment income (loss) during fiscal 2023 may vary compared to fiscal 2022, primarily dependent upon changes in the value of marketable securities.

Interest expense totaled $15.3 million during fiscal 2022, a decrease of $3.4 million, or 18.2%, compared to interest expense of $18.7 million during fiscal 2021. The decrease in interest expense during fiscal 2022 was due primarily to lower borrowings, partially offset by an increase in our average interest rate, as discussed in the Liquidity section of this MD&A below. Interest expense during fiscal 2022 included approximately $1.6 million in noncash amortization of debt issuance costs. During fiscal 2023, we estimate that noncash amortization of debt issuance costs will be approximately $1.5 million, excluding the impact of any new debt issuance costs. We currently expect our total interest expense to decrease during fiscal 2023 due to decreased borrowings. Changes in our borrowing levels due to variations in our operating results, capital expenditures, acquisition opportunities (or the lack thereof) and asset sale proceeds, among other items, may impact, either favorably or unfavorably, our actual reported interest expense in future periods, as may changes in short-term interest rates.

We incurred other expense of $2.1 million during fiscal 2022, a decrease of approximately $0.4 million, or 15.1%, compared to other expense of $2.5 million during fiscal 2021. Other expense consists primarily of the non-service cost components of our periodic pension costs. Based upon information from an actuarial report for our pension plans, we expect other expense to be approximately $2.2 million during fiscal 2023.

We reported net gains on disposition of property, equipment and other assets of approximately $1.1 million and $3.2 million, respectively, during fiscal 2022 and fiscal 2021. The net gains on disposition of property, equipment and other assets during fiscal 2022 included the sale of surplus land, partially offset by losses on items disposed of during the year by both divisions. The net gains on disposition of property, equipment and other assets during fiscal 2021 included the sale of surplus land, the sale of an equity investment in a joint venture, the sale of a former budget movie theatre and the sale of a retail center, partially offset by losses on items disposed of during the year by both divisions. The timing of our periodic sales and disposals of property, equipment and other assets results in variations each year in the gains or losses that we report on dispositions of property, equipment and other assets. We anticipate the potential for additional disposition gains or losses from periodic sales of property, equipment and other assets, during fiscal 2023 and beyond, as discussed in more detail in the "Current Plans" section of this MD&A.

We reported a gain on sale of hotel of $6.3 million during fiscal 2022 resulting from the sale of The Skirvin Hilton on December 16, 2022. See Note 5 in the accompanying consolidated financial statements for further discussion of the sale transaction.

We reported equity losses from an unconsolidated joint venture of approximately $0.1 million and $0.1 million, respectively, during fiscal 2022 and fiscal 2021. The equity losses in both years consist of our pro-rata share of losses from the Kimpton Hotel Monaco Pittsburgh in Pittsburgh, Pennsylvania, acquired in mid-December 2021 and in which we have a 10% minority ownership interest.

The operating results of one majority-owned hotel, The Skirvin Hilton, are included in the hotels and resorts division revenue and operating income (loss) during fiscal 2020, fiscal 2021 and fiscal 2022 through the date of its sale, and the after-tax net earnings or loss attributable to noncontrolling interests is deducted from or added to net earnings (loss) on the consolidated statements of earnings (loss). As a result of the noncontrolling interest balance reaching zero during the second quarter of fiscal 2020, we did not report additional net losses attributable to noncontrolling interests during the remainder of fiscal 2020 and fiscal 2021. In fiscal 2022, we reported net earnings attributable to noncontrolling interests of $2.9 million, which result from the gain on the sale of The Skirvin Hilton attributable to noncontrolling interests.

We reported income tax expense during fiscal 2022 of $7.1 million compared to an income tax benefit of $15.7 million in fiscal 2021. Our fiscal 2022 income tax expense was negatively impacted by $7.4 million of valuation allowances related to deferred tax assets for state net operating loss carryforwards for which the ultimate realization is uncertain (net of federal benefit), and by $0.8 million of impact primarily from excess compensation subject to deduction limitations. Our fiscal 2022 effective income tax rate, after adjusting for earnings (losses) from noncontrolling interests that are not tax-effected because the entity involved is a tax pass-through entity, was (147.6)%. Excluding the negative impact of the valuation allowance adjustment (net of federal benefit) and the excess compensation deduction limitations, our effective income tax rate during fiscal 2022 was 20.2%. Our fiscal 2021 effective income tax rate was 26.6%. We currently anticipate that our fiscal 2023 effective income tax rate may be in the 24-26% range, excluding any potential further changes in federal or state income tax rates, valuation allowance adjustments or other one-time tax benefits.

Weighted-average diluted shares outstanding were 31.5 million during fiscal 2022 and 31.4 million during fiscal 2021. All per share data in this MD&A is presented on a fully diluted basis, however, for periods when we report a net loss, common stock equivalents are excluded from the computation of diluted loss per share as their inclusion would have an anti-dilutive effect. In future periods, weighted-average diluted shares will include shares from the conversion of convertible notes to the extent conversion is dilutive in such periods.

Theatres

Our oldest and historically most profitable division is our theatre division. The theatre division contributed 60.2% of our consolidated revenues and 30.2% of our consolidated operating income (loss), excluding corporate items, during fiscal 2022, compared to 59.2% and 127.0%, respectively, during fiscal 2021 and 55.8% and 73.5%, respectively, during fiscal 2020. As of December 29, 2022, the theatre division operated theatres in Wisconsin, Illinois, Iowa, Minnesota, Missouri, Nebraska, North Dakota, Ohio, Arkansas, Colorado, Georgia, Kentucky, Louisiana, New York, Pennsylvania, Texas and Virginia, a family entertainment center in Wisconsin. The following tables set forth revenues, operating income (loss), operating margin, screens and theatre locations for the last three fiscal years:

| | F2022 | F2021 | F22 v. F21 | | F2020 | F21 v. F20 | |
			Amt.	Pct.		Amt.	Pct.
			(in millions, except percentages)				
Revenues	$ 407.7	$ 271.2	$ 136.5	50.3 %	$ 132.6	$ 138.6	104.5 %
Operating income (loss)	$ 8.1	$ (27.6)	$ 35.7	129.3 %	$ (121.4)	$ 93.9	77.3 %
Operating margin	2.0 %	(10.2)%			(91.6)%		

Number of screens and locations at period-end [1][2]	F2022	F2021	F2020
Theatre screens	1,064	1,064	1,097
Theatre locations	85	85	89
Average screens per location	12.5	12.5	12.3

(1) Includes 6 screens at one location managed for another owner at the end of fiscal 2020.

(2) Includes 22 budget screens at two locations at the end of fiscal 2020. Compared to first-run theatres, budget theatres generally have lower box office revenues and associated film costs, but higher concession sales as a percentage of box office revenues.

The following table provides a further breakdown of the components of revenues for the theatre division for the last three fiscal years:

| | F2022 | F2021 | F22 v. F21 | | F2020 | F21 v. F20 | |
			Amt.	Pct.		Amt.	Pct.
			(in millions, except percentages)				
Admission revenues	$ 198.5	$ 130.7	$ 67.7	51.8 %	$ 64.8	$ 65.9	101.7 %
Concession revenues	180.2	118.7	61.5	51.8 %	56.7	62.0	109.2 %
Other revenues	29.1	21.8	7.3	33.7 %	10.8	11.0	102.1 %
Total revenues before cost reimbursements	407.7	271.2	136.6	50.4 %	132.3	138.9	105.0 %
Cost reimbursements	—	0.1	(0.1)	(100.0)%	0.3	(0.2)	(72.8)%
Total revenues	$ 407.7	$ 271.2	$ 136.5	50.3 %	$ 132.6	$ 138.6	104.5 %

Fiscal 2022 versus Fiscal 2021

Our theatre division revenues and operating income increased significantly during fiscal 2022 compared to fiscal 2021 as customers continued to return to our theatres as the impact of the COVID-19 pandemic subsided during fiscal 2022. Attendance grew significantly during fiscal 2022 compared to fiscal 2021 as an increased number of films were released to movie theatres during fiscal 2022. Despite the favorable comparisons to fiscal 2021, all of our theatres continued to operate with significantly reduced attendance during fiscal 2022 compared to pre-pandemic levels.

Our theatres were open with normal operating days and hours at all of our theatres throughout fiscal 2022, compared to fiscal 2021 during portions of which a significant number of our theatres were temporarily closed and releases of new films were limited. We began the first quarter of fiscal 2021 with approximately 52% of our theatres open. As state and local restrictions were eased in several of our markets and several new films were released by movie studios, we gradually reopened theatres, ending the fiscal 2021 first quarter with approximately 74% of our theatres open, ending the fiscal 2021 second quarter with approximately 95% of our theatres open and ending the fiscal 2021 third and fourth quarters with all of our current theatres open. The majority of our reopened theatres operated with reduced operating days (Fridays, Saturdays, Sundays and Tuesdays) and reduced operating hours during the fiscal 2021 first quarter. By the end of

May 2021, we had returned the vast majority of our theatres to normal operating days (seven days per week) and operating hours.

Our operating income during fiscal 2022 was negatively impacted by impairment charges of $1.5 million related to two operating theatre locations, compared to impairment charges of $5.8 million during fiscal 2021 related to two operating theatres, three permanently closed theatres and surplus theatre real estate. Conversely, nonrecurring state government grants from five states and federal tax credits totaling approximately $7.2 million for COVID-19 relief favorably impacted our theatre division operating loss during fiscal 2021.

In order to evaluate our fiscal 2022 theatre operating results, we believe it is also beneficial to compare our revenues to pre-pandemic levels. The following table compares the components of revenues for the theatre division for fiscal 2022 to fiscal 2019:

	F2022	F2019	F22 v. F19 Amt.	F22 v. F19 Pct.
			(in millions, except percentages)	
Admission revenues	$ 198.5	$ 284.1	$ (85.7)	(30.1)%
Concession revenues	180.2	231.2	(51.1)	(22.1)%
Other revenues	29.1	40.8	(11.7)	(28.8)%
Total revenues before cost reimbursements	407.7	556.2	(148.5)	(26.7)%
Cost reimbursements	—	0.9	(0.9)	(100.0)%
Total revenues	$ 407.7	$ 557.1	$ (149.3)	(26.8)%

In order to better understand the current pace of the theatre industry recovery and our ability to outperform the industry, the following table compares the percentage change in our fiscal 2022 admissions revenues to the corresponding percentage change in the United States box office revenues (as compiled by us from data received from Comscore, a national box office reporting service for the theatre industry) during each quarter of fiscal 2022 compared to the same quarter during fiscal 2019:

	F22 v. F19 1st Qtr.[1]	F22 v. F19 2nd Qtr.	F22 v. F19 3rd Qtr.	F22 v. F19 4th Qtr.	F22 v. F19 Total[1]
Pct. change in Marcus admission revenues	-39.4%	-24.0%	-29.1%	-34.3%	-31.2%
Pct. change in U.S. box office revenues	-44.1%	-26.6%	-32.1%	-35.7%	-34.0%
Marcus performance vs. U.S.	+4.7 pts	+2.6 pts	+3.0 pts	+1.4 pts	+2.8 pts

(1) We acquired Movie Tavern theatres on February 1, 2019. The percentage change in Marcus admission revenues for the fiscal first quarter and fiscal year reflects the Movie Tavern acquisition on a pro forma basis for the acquisition as of the first day of fiscal 2019.

According to the data received from Comscore, our theatres outperformed the industry during fiscal 2022 compared to fiscal 2019 by 2.8 percentage points. Based upon this metric, we believe we have been one of the top performing theatre circuits during fiscal 2022 of the top 10 circuits in the U.S. Additional data received and compiled by us from Comscore indicates our admission revenues during fiscal 2022 represented approximately 3.2% of the total admission revenues in the U.S. during the period (commonly referred to as market share in our industry). We believe our overall outperformance of the industry has been attributable to the investments we have made in new features and amenities in our theatres and our implementation of innovative operating, pricing and marketing strategies that increased attendance relative to our peers, particularly at our acquired Movie Tavern locations. Our goal is to continue our past pattern of outperforming the industry, but with the majority of our renovations now completed, our ability to do so in any given quarter will likely be partially dependent upon film mix, weather and the competitive landscape in our markets.

Total theatre attendance increased 47.2% during fiscal 2022 compared to fiscal 2021, when our theatres were closed for portions of the year and the number of new films released to movie theatres was more limited, resulting in increases in both admission revenues and concession revenues. Conversely, lingering customer concerns regarding visiting indoor businesses in early fiscal 2022 and a decrease in the number of new films negatively impacted attendance during fiscal 2022 as compared to fiscal 2019.

Our highest grossing films during fiscal 2022 included *Top Gun: Maverick, Black Panther: Wakanda Forever, Doctor Strange in the Multiverse of Madness, Jurassic World: Dominion,* and *Minions: The Rise of Gru.* All of these five films debuted with an exclusive theatrical run prior to release on streaming services. This compares with four of the top five films in fiscal 2021 that debuted with an exclusive theatrical run and one film that was released "day-and-date" on streaming services. We believe such "day-and-date" releases negatively impact theatrical revenues, particularly in week two and beyond of a films' release. We also believe "day-and-date" releases increase piracy, further impacting potential revenues. Due to the impact of four particularly strong blockbusters (generally defined as films grossing more than $100 million nationally) released during fiscal 2022 (*Top Gun: Maverick, Black Panther: Wakanda Forever, Doctor Strange in the Multiverse of Madness, Jurassic World: Dominion*), compared with only one extremely strong blockbuster released during fiscal 2021 (*Spider-Man: No Way Home*) the film slate during fiscal 2022 was generally weighted more towards our top movies compared to fiscal 2021, as evidenced by the fact that our top ten films during fiscal 2022 accounted for 53% of our total box office results, compared to 43% and 41% for the top ten films during fiscal 2021 and 2019, respectively, expressed as a percentage of the total admission revenues for the period. An increased reliance on just a few blockbuster films often has the effect of increasing our film rental costs during the period, as generally the better a particular film performs, the greater the film rental cost tends to be as a percentage of box office receipts. As a result of a more concentrated film slate our overall film rental cost increased during fiscal 2022 compared to the prior year.

In total, we played 408 films and 336 alternate content attractions at our theatres during fiscal 2022 compared to 318 films and 200 alternate content attractions during fiscal 2021. Prior to the pandemic, we played a total of 285 films and 190 alternate content attractions at our theatres during fiscal 2019. The increase in films played in fiscal 2022 compared to fiscal 2021 and fiscal 2019 is due to an increase in limited-release films, partially offset by a decrease in wide-release films. We have increased the number of limited-release films and alternative content that we play, including independent films, retro series, faith-based content and live events, in response to the slower recovery in the quantity of wide-release films and to promote moviegoing. A film is generally considered "wide release" if it is shown on over 600 screens nationally, and these films generally have the greatest impact on box office receipts. The quantity of wide-release films shown in our theatres and number of wide-release films provided by the six major studios increased during fiscal 2022 compared to fiscal 2021, but remained significantly below pre-pandemic levels. We played 85 wide-release films at our theatres during fiscal 2022 compared to 79 wide-release films during fiscal 2021. Prior to the pandemic, we played 117 wide-release films at our theatres during fiscal 2019. The slower recovery in the quantity of wide-release films available for theatrical exhibition following the pandemic is the primary driver of the prolonged recovery in attendance. The quantity of films available for theatrical exhibition, including wide-release films, has been impacted during fiscal 2022 by COVID-19 related disruptions, production delays resulting from supply chain disruptions and a post-production backlog. While lead times for movie production to theatrical release are lengthy, based upon projected film and alternate content availability, we currently estimate that we may once again show an increased number of films and alternate content events on our screens during fiscal 2023 compared to fiscal 2022, but we expect the number of wide-release films shown during fiscal 2023 to remain below pre-pandemic levels.

Our average ticket price increased 3.1% during fiscal 2022 compared to fiscal 2021 and increased by 14.2% compared to fiscal 2019. A larger proportion of admission revenues from our proprietary premium large format screens and 3D films (both with higher ticket prices) contributed to the increase in our average ticket price during fiscal 2022, as did inflationary price increases implemented during the second quarter of fiscal 2022, which was partially offset by $3.00 promotional ticket pricing on National Cinema Day and a lower proportion of admission revenues from evening showings. During the fourth quarter of fiscal 2022, in select cities we market tested several different pricing changes to our Value Tuesday promotion, which has historically offered $5 admission and free complementary-size popcorn to our loyalty program members. We expect to implement pricing changes to Value Tuesday across our theatre circuit in fiscal 2023. We currently expect our average ticket price to increase during fiscal 2023, but film mix and the impact of pricing strategies discussed in the "Current Plans" section above will likely impact our final result.

Our average concession revenues per person increased by 3.3% during fiscal 2022 compared to fiscal 2021, which was primarily due to inflationary increases in concession prices in response to increases in food and labor costs. Our average concession revenues per person increased by 27.5% during fiscal 2022 compared to fiscal 2019. As customers have returned to "normal" activities such as going to the movie theatre, they have demonstrated a propensity to spend at a higher rate than before the pandemic closures. In addition, a portion of the increase in our average concession revenues per person compared to fiscal 2019 may be attributed to shorter lines at our concession stand due to reduced attendance (during periods of high attendance, some customers do not purchase concessions because the line is too long). We also believe that an increased percentage of customers buying their concessions in advance using our website, kiosk or our mobile app likely contributed to higher average concession revenues per person, as our experience has shown that customers are more likely to purchase more items when they order and pay electronically. We expect to continue to report increased average concession revenues per person in future periods, but whether our customers will continue to spend at these current significantly higher levels in future periods is currently unknown.

Other revenues, which include management fees, pre-show advertising income, family entertainment center revenues, surcharge revenues, mobile app revenues, rental income and gift card breakage income, increased by $7.3 million during fiscal 2022 compared to fiscal 2021. The fluctuations in other revenue were primarily due to the impact of changes in attendance on internet surcharge ticketing fees and preshow advertising income. We currently expect other revenues (particularly pre-show advertising and surcharge revenues), to increase in fiscal 2023 if attendance increases as we anticipate.

The film product release schedule for fiscal 2023 has solidified in recent months. Several films that have contributed to our early fiscal 2023 first quarter results include *Avatar: The Way of Water, Puss in Boots: The Last Wish, M3GAN, A Man Called Otto,* and *Ant-Man & the Wasp: Quantumania.* Although it is possible that schedule changes may occur, new films scheduled to be released during the remainder of fiscal 2023 that have potential to perform very well include *Creed III, Scream VI, Shazam! Fury of the Gods, John Wick: Chapter 4, Dungeons & Dragons: Honor Among Thieves, The Super Mario Bros. Movie, Guardians of the Galaxy Vol. 3, Fast X, The Little Mermaid, Spider-Man: Across the Spiderverse, Transformers: Rise of the Beasts, Elemental, The Flash, Indiana Jones & The Dial of Destiny, The Marvels, Mission: Impossible - Dead Reckoning Part One, Barbie, Oppenheimer, The Haunted Mansion, Gran Turismo, Teenage Mutant Ninja Turtles: Mutant Mayhem, The Meg 2, Trolls 3, Hunger Games: The Ballad of Songbirds and Snakes, Wish, Dune: Part Two, Wonka, The Ghostbusters Sequel* and *Aquaman and the Lost Kingdom.*

Revenues for the theatre business and the motion picture industry in general are heavily dependent on the general audience appeal of available films, together with studio marketing, advertising and support campaigns and the maintenance of appropriate "windows" between the date a film is released in theatres and the date a motion picture is released to other channels, including premium video-on-demand ("PVOD"), video on-demand ("VOD"), streaming services and DVD. These are factors over which we have no control (see additional detail in the "Impact of COVID-19 Pandemic" section above). We currently believe that "day-and-date" film release experiments such as those tested during the pandemic will not become the norm. Throughout fiscal 2022 we saw a reduction in the number of films released day-and-date and an increase in the number of films with exclusive theatrical windows.

During fiscal 2022 we converted four existing screens to *Super*Screen DLX to add additional premium large format screens at four of our theatres. Early in our fiscal 2023 first quarter we made the decision to close one of our owned theatres.

Hotels and Resorts

The hotels and resorts division contributed 39.8% of our consolidated revenues during fiscal 2022, compared to 40.7% and 44.0%, respectively, during fiscal 2021 and fiscal 2020. The hotels and resorts division contributed 69.8% and 26.5%, respectively, of consolidated operating income (loss), excluding corporate items, during fiscal 2022 and fiscal 2020. During fiscal 2021 the hotels and resorts division contributed operating income compared with a consolidated operating loss, excluding corporate items. As of December 29, 2022, the hotels and resorts division owned and operated three full-service hotels in downtown Milwaukee, Wisconsin, a full-service destination resort in Lake Geneva, Wisconsin and full-service hotels in Madison, Wisconsin, Chicago, Illinois, and Lincoln, Nebraska. On December 16, 2022 we completed the sale of The Skirvin Hilton in Oklahoma City, Oklahoma (we held a majority-ownership position in this hotel prior to its sale). The results of The Skirvin Hilton are included in our divisional and consolidated results of operations during fiscal 2022 through the date of the sale. In addition, the hotels and resorts division managed nine hotels, resorts and other properties for other owners. Included in the nine managed properties is one hotel owned by a joint venture in which we have a minority interest and two condominium hotels in which we own some or all of the public space. The following tables set forth revenues, operating income (loss), operating margin and rooms data for the hotels and resorts division for the past three fiscal years:

	F2022	F2021	F22 v. F21 Amt.	F22 v. F21 Pct.	F2020	F21 v. F20 Amt.	F21 v. F20 Pct.
			(in millions, except percentages)				
Revenues	$ 269.3	$ 186.6	$ 82.6	44.3 %	$ 104.6	$ 82.0	78.4 %
Operating income (loss)	$ 18.7	$ 5.9	$ 12.8	216.9 %	$ (43.9)	$ 49.8	113.4 %
Operating margin	6.9 %	3.1 %			(41.9)%		

Available rooms at period-end	F2022	F2021	F2020
Company-owned	2,406	2,628	2,628
Management contracts with joint ventures	248	248	333
Management contracts with condominium hotels	480	480	480
Management contracts with other owners	1,737	2,088	1,691
Total available rooms	4,871	5,444	5,132

The following table provides a further breakdown of the components of revenues for the hotels and resorts division for the last three fiscal years:

	F2022	F2021	F22 v. F21 Amt.	F22 v. F21 Pct.	F2020	F21 v. F20 Amt.	F21 v. F20 Pct.
			(in millions, except percentages)				
Room revenues	$ 107.7	$ 77.7	$ 30.0	38.7 %	$ 35.4	$ 42.3	119.4 %
Food/beverage revenues	74.8	47.1	27.8	58.9 %	24.8	22.3	89.7 %
Other revenues	53.1	43.2	9.9	22.9 %	27.6	15.7	56.9 %
Total revenues before cost reimbursements	235.7	168.0	67.7	40.3 %	87.8	80.2	91.4 %
Cost reimbursements	33.6	18.7	15.0	80.0 %	16.9	1.8	10.7 %
Total revenues	$ 269.3	$ 186.6	$ 82.6	44.3 %	$ 104.6	$ 82.0	78.4 %

Fiscal 2022 versus Fiscal 2021

Our hotels and resorts division revenues and operating income increased significantly during fiscal 2022 compared to fiscal 2021 as travel demand continued to increase as the COVID-19 pandemic subsided throughout fiscal 2022. All of our company-owned hotels and resorts contributed to the improved operating results during fiscal 2022. Strong leisure travel demand continued in fiscal 2022, and the return of group business in fiscal 2022 resulted in increased revenues compared to fiscal 2021. The increase in group revenues during fiscal 2022 has consequently led to an increase in banquet and catering revenues, positively impacting our food and beverage revenues as compared to fiscal 2021. In fiscal 2021, operating income benefited from nonrecurring state government grants and federal tax credits totaling approximately $3.4 million.

Other revenues during fiscal 2022 and fiscal 2021 included ski, spa and golf revenues at our Grand Geneva Resort & Spa, management fees, laundry revenues, parking revenues and rental revenues. Other revenues increased during fiscal 2022 compared to fiscal 2021 due to increased occupancies at our owned and managed hotels and resorts. Cost reimbursements increased during fiscal 2022 compared to fiscal 2021 as occupancy and revenue at managed hotels increased.

As a result of the significantly reduced revenues during fiscal 2021, we believe it is also beneficial to compare our revenues to pre-pandemic levels. The following table compares the components of revenues for the hotels and resorts division for fiscal 2022 to fiscal 2019:

| | | | F22 v. F19 | |
	F2022	F2019	Amt.	Pct.
		(in millions, except percentages)		
Room revenues	$ 107.7	$ 105.9	$ 1.8	1.7 %
Food/beverage revenues	74.8	74.7	0.2	0.2 %
Other revenues	53.1	46.5	6.6	14.1 %
Total revenues before cost reimbursements	235.7	227.1	8.6	3.8 %
Cost reimbursements	33.6	36.3	(2.6)	(7.3)%
Total revenues	$ 269.3	$ 263.4	$ 5.9	2.3 %

Strong leisure travel demand more than offset lower transient and group business during fiscal 2022 compared to fiscal 2019, resulting in the division exceeding pre-pandemic revenue levels in fiscal 2022. Other revenues increased during fiscal 2022 compared to fiscal 2019, primarily due to increased revenues from one of our condominium hotels and increased ski and golf revenues at the Grand Geneva Resort & Spa, partially offset by decreased management fees. Cost reimbursements decreased during fiscal 2022 compared to fiscal 2019 primarily due to managing three fewer hotels.

The following table sets forth certain operating statistics, including our average occupancy percentage (number of occupied rooms as a percentage of available rooms), our average daily room rate ("ADR"), and our total revenue per available room ("RevPAR"), for company-owned properties:

| | | | F22 v. F21 | |
Operating Statistics[1]	F2022	F2021	Amt.	Pct.
Occupancy percentage	61.8 %	48.1 %	13.7 pts	28.5 %
ADR	$ 178.41	$ 163.64	$ 14.77	9.0 %
RevPAR	$ 110.33	$ 78.78	$ 31.55	40.0 %

(1) These operating statistics represent averages of our comparable eight distinct company-owned hotels and resorts (including The Skirvin Hilton through its date of sale), branded and unbranded, in different geographic markets with a wide range of individual hotel performance. The statistics are not necessarily representative of any particular hotel or resort.

RevPAR increased at all eight of our company-owned properties during fiscal 2022 compared to fiscal 2021. The leisure travel customer continued to provide strong weekend business at the majority of our properties and growth in group business and transient business travel during weekdays resulted in occupancy increasing approximately 14 percentage points in fiscal 2022 compared to fiscal 2021. During fiscal 2022, our group business represented approximately 36% of our total rooms revenue, compared to approximately 29% during fiscal 2021, and 40% during fiscal 2019 prior to the pandemic – an indication that group business is recovering but remains below pre-pandemic levels. Non-group retail pricing remained very strong in the majority of our markets and significant leisure demand at Grand Geneva contributed to increased occupancy percentages and ADR.

As a result of the significantly reduced revenues during 2021, we believe it is also beneficial to compare our operating statistics to pre-pandemic levels. The following table sets forth certain operating statistics for fiscal 2021 and fiscal 2019, including our average occupancy percentage, our ADR, and our RevPAR, for company-owned properties:

| | | | F22 v. F19 | |
Operating Statistics[1]	F2022	F2019	Amt.	Pct.
Occupancy percentage	62.3 %	73.6 %	(11.3) pts	(15.4)%
ADR	$ 176.10	$ 154.42	$ 21.68	14.0 %
RevPAR	$ 109.63	$ 113.65	$ (4.02)	(3.5)%

(1) These operating statistics represent averages of our comparable seven distinct company-owned hotels and resorts (including The Skirvin Hilton through its date of sale), branded and unbranded, in different geographic markets with a wide range of individual hotel performance. The statistics are not necessarily representative of any particular hotel or resort. The statistics exclude the Saint Kate, as this hotel was closed for the majority of the first half of fiscal 2019.

According to data received from Smith Travel Research and compiled by us in order to analyze our fiscal 2022 results, comparable "upper upscale" hotels throughout the United States experienced a decrease in RevPAR of 2.0% during fiscal 2022 compared to fiscal 2019. Thus, we believe we underperformed the industry during fiscal 2022 by approximately 1.5 percentage points. We believe this underperformance results from the customer mix shift described above with an increase in the percentage of group business at lower daily rates and a decrease in the percentage of leisure customers at higher daily rates. While this shift is unfavorable to RevPAR, the higher mix of group business results in a corresponding increase in food and beverage revenues. We also believe our underperformance was impacted by two of our hotels that depend on citywide convention business that did not yet return in fiscal 2022, resulting in lower occupancy at these properties. In addition, we believe during fiscal 2022 leisure travel was stronger in other U.S. markets as travelers returned to flying and taking longer trips, particularly warm weather "fly-to" destinations in which we do not have a presence, which contributed to our underperformance.

Data received from Smith Travel Research for our various "competitive sets" – hotels identified in our specific markets that we deem to be competitors to our hotels – indicates that these hotels experienced a decrease in RevPAR of 7.8% during fiscal 2022 compared to fiscal 2019. Thus, we believe we outperformed our competitive sets during fiscal 2022 by approximately 4.3 percentage points.

In order to better understand the current pace of the hotel industry recovery, the following table sets forth the change in our average occupancy percentage, ADR and RevPAR for each quarterly period of fiscal 2022 compared to the same quarters during fiscal 2019 (excluding the Saint Kate):

| | **F22 v. F19** | | | |
	1st Qtr.	**2nd Qtr.**	**3rd Qtr.**	**4th Qtr.**
Occupancy percentage	(15.7) pts	(11.1) pts	(8.0) pts	(10.8) pts
ADR	11.5 %	9.3 %	16.6 %	15.3 %
RevPAR	(15.6)%	(6.3)%	5.3 %	(2.8)%

As noted above, the leisure travel customer and returning group business provided the most demand during fiscal 2022. Leisure travel historically peaks in our fiscal third quarter and decreases during our fiscal first and fourth quarters as students go back to school and we experience colder weather in our predominantly Midwestern hotels. Transient business travel subsequent to the onset of the COVID-19 pandemic has remained significantly below fiscal 2019 levels. Our company-owned hotels, and in particular our largest hotels, have historically derived a significant portion of their revenues from group business, and as a result, we are more susceptible to variations in RevPAR from quarter to quarter depending upon the strength of the group business market during that particular quarter. As indicated by the increase in ADR during fiscal 2022 compared to fiscal 2019, non-group retail pricing held relatively strong throughout the year, with most of any periodic fluctuations in ADR being due to reductions in market pricing resulting from the lack of transient business and group business travel midweek.

Looking to future periods, overall occupancy in the U.S. continues to slowly increase, in recent months reaching its highest level since the start of the pandemic. In the near term, we expect most demand will continue to come from the leisure travel segment. Leisure travel in our markets has a seasonal component, peaking in the summer months and slowing down as children return to school and the weather turns colder. We are experiencing increases in business travel as corporate training events, meetings, and conferences return and downtown offices reopen. Our company-owned hotels have experienced a decrease in group bookings compared to pre-pandemic periods and the advance booking period for events has gotten shorter. As of the date of this report, our group room revenue bookings for fiscal 2023 - commonly referred to in the hotels and resorts industry as "group pace" - is running approximately in-line with where we were at the same time of the year pre-pandemic. Group room revenue bookings for fiscal 2024 is running approximately 24% ahead of where we were at the same time in early fiscal 2022 for fiscal 2023, but behind where we were at the same time of the year pre-pandemic. Banquet and catering revenue pace for fiscal 2023 and fiscal 2024 is similarly running behind where we would typically be at this same time of the year pre-pandemic, which we believe is partially due to a shortening of the advance period for group bookings. We are encouraged by continuing positive trends in group bookings for fiscal 2023 and beyond.

Forecasting what future RevPAR growth or decline will be during the next 18 to 24 months is very difficult at this time. The non-group booking window remains very short, with most bookings occurring within seven days of arrival, making even short-term forecasts of future RevPAR growth difficult. Hotel revenues have historically tracked very closely with traditional macroeconomic statistics such as the Gross Domestic Product, so we will be monitoring the economic environment very closely. After past shocks to the system, such as the terrorist attacks on September 11, 2001 and the 2008 financial crisis, hotel demand took longer to recover than other components of the economy. Conversely, we now anticipate that hotel supply growth will be limited for the foreseeable future, which can be beneficial for our existing hotels. We are encouraged by the return of group business during fiscal 2022, which exceeded both our own and industry expectations. Most industry experts believe the recovery in transient business travel will continue slowly over the next several years. We will continue to focus on reaching the drive-to leisure market through aggressive campaigns promoting creative packages for our guests. Overall, we generally expect our revenue trends to track or exceed the overall industry trends for our segment of the industry, particularly in our respective markets.

During the first quarter of fiscal 2022 we ceased management of The DoubleTree by Hilton El Paso Downtown and the Courtyard by Marriott El Paso Downtown/Convention Center. As of the date of this filing, our current portfolio of hotels and resorts includes 16 owned and managed properties across the country.

As discussed in the "Current Plans" section of this MD&A, although we will prioritize our own finances, we will consider a number of potential growth opportunities that may impact fiscal 2023 and future period operating results. In addition, if we were to sell one or more hotels during fiscal 2023, our fiscal 2023 operating results could be significantly impacted. The extent of any such impact will likely depend upon the timing and nature of the growth opportunity (pure management contract, management contract with equity, joint venture investment, or other opportunity) or divestiture (management retained, equity interest retained, etc.).

Adjusted EBITDA

Adjusted EBITDA is a measure used by management and our board of directors to assess our financial performance and enterprise value. We believe that Adjusted EBITDA is a useful supplemental measure for us and investors, as it eliminates certain expenses that are not indicative of our core operating performance and facilitates a comparison of our core operating performance on a consistent basis from period to period. We also use Adjusted EBITDA as a basis to determine certain annual cash bonuses and long-term incentive awards, to supplement GAAP measures of performance to evaluate the effectiveness of our business strategies, to make budgeting decisions, and to compare our performance against that of other peer companies using similar measures. Adjusted EBITDA is also used by analysts, investors and other interested parties as a performance measure to evaluate industry competitors.

Adjusted EBITDA is a non-GAAP measure of our financial performance and should not be considered as an alternative to net earnings (loss) as a measure of financial performance, or any other performance measure derived in accordance with GAAP. Additionally, Adjusted EBITDA is not intended to be a measure of liquidity or free cash flow for management's discretionary use. Adjusted EBITDA has its limitations as an analytical tool, and you should not consider it in isolation or as a substitute for analysis of our results as reported under GAAP.

We define Adjusted EBITDA as net earnings (loss) attributable to The Marcus Corporation before investment income or loss, interest expense, other expense, gain or loss on disposition of property, equipment and other assets, equity earnings or losses from unconsolidated joint ventures, net earnings or losses attributable to noncontrolling interests, income taxes and depreciation and amortization, adjusted to eliminate the impact of certain items that we do not consider indicative of our core operating performance. These further adjustments are itemized below. You are encouraged to evaluate these adjustments and the reasons we consider them appropriate for supplemental analysis. In evaluating Adjusted EBITDA, you should be aware that in the future we will incur expenses that are the same as or similar to some of the items eliminated in the adjustments made to determine Adjusted EBITDA, such as acquisition expenses, preopening expenses, accelerated depreciation, impairment charges and other adjustments. Our presentation of Adjusted EBITDA should not be construed to imply that our future results will be unaffected by any such adjustments. Definitions and calculations of Adjusted EBITDA differ among companies in our industries, and therefore Adjusted EBITDA disclosed by us may not be comparable to the measures disclosed by other companies.

The following table sets forth Adjusted EBITDA by reportable operating segment for the last three fiscal years (in millions, except for variance percentage):

	F2022	F2021	F22 v. F21 Amt.	F22 v. F21 Pct.	F2020	F21 v. F20 Amt.	F21 v. F20 Pct.
			(in millions, except percentages)				
Theatres	$ 60.0	$ 24.9	$ 35.0	140.6 %	$ (42.2)	$ 67.1	(159.1)%
Hotels and resorts	38.9	24.4	14.5	59.4 %	(17.6)	42.0	(239.0)%
Corporate items	(13.8)	(14.3)	0.5	(3.3)%	(11.8)	(2.4)	20.5 %
Adjusted EBITDA	$ 85.1	$ 35.1	50.0	142.5 %	$ (71.6)	106.7	(149.0)%

Our theatre division Adjusted EBITDA improved significantly during fiscal 2022 due to increased attendance, an increasing number of films released to movie theatres, increased revenues per person, and continuing cost controls, as described in the Theatres section above. Our hotels and resorts division Adjusted EBITDA improved significantly during fiscal 2022 due to improved occupancy percentages and ADR, and continuing cost controls, as described in the Hotels and Resorts section above.

The following table sets forth our reconciliation of Adjusted EBITDA (in millions):

	F2022	F2021	F2020
Net loss attributable to The Marcus Corporation	$ (12.0)	$ (43.3)	$ (124.8)
Add (deduct):			
Investment income	—	(0.6)	(0.6)
Interest expense	15.3	18.7	16.3
Other expense (income)	2.1	2.5	1.0
Gain on disposition of property, equipment and other assets	(1.1)	(3.2)	(0.9)
Gain on sale of hotel	(6.3)	—	—
Equity losses from unconsolidated joint ventures, net	0.1	0.1	1.5
Net earnings attributable to noncontrolling interests	2.9	—	—
Income tax expense (benefit)	7.1	(15.7)	(70.9)
Depreciation and amortization	67.1	72.1	75.1
Share-based compensation expenses [1]	8.2	9.3	4.4
Property closure/reopening expenses [2][3]	—	—	11.5
Impairment charges [4]	1.5	5.8	24.7
Government grants and federal tax credits [5]	—	(10.7)	(7.0)
Insurance proceeds [6]	—	—	(1.8)
Total Adjusted EBITDA	$ 85.1	$ 35.1	$ (71.6)

The following tables sets forth our reconciliation of Adjusted EBITDA by reportable operating segment (in millions):

	F2022				F2021			
	Theatres	Hotels & Resorts	Corp. Items	Total	Theatres	Hotels & Resorts	Corp. Items	Total
Operating income (loss)	$ 8.1	$ 18.7	$ (18.5)	$ 8.3	$ (27.6)	$ 5.9	$ (19.8)	$ (41.5)
Depreciation and amortization	47.6	19.2	0.4	67.1	51.7	20.2	0.3	72.1
Share-based compensation [1]	2.8	1.0	4.4	8.2	2.3	1.7	5.3	9.3
Impairment charges [4]	1.5	—	—	1.5	5.8	—	—	5.8
Government grants and federal tax credits [5]	—	—	—	—	(7.2)	(3.4)	(0.1)	(10.7)
Adjusted EBITDA	$ 60.0	$ 38.9	$ (13.8)	$ 85.1	$ 24.9	$ 24.4	$ (14.3)	$ 35.1

	F2020			
	Theatres	Hotels & Resorts	Corp. Items	Total
Operating loss	$ (121.4)	$ (43.9)	$ (13.1)	$ (178.4)
Depreciation and amortization	53.5	21.1	0.5	75.1
Share-based compensation [1]	1.1	0.7	2.6	4.4
Property closure/reopening expenses [2] [3]	5.8	5.7	—	11.5
Impairment charges [4]	24.7	—	—	24.7
Government grants and federal tax credits [5]	(5.8)	(1.2)	—	(7.0)
Insurance proceeds [6]	—	—	(1.8)	(1.8)
Adjusted EBITDA	$ (42.2)	$ (17.6)	$ (11.8)	$ (71.6)

(1) Non-cash expense related to share-based compensation programs.

(2) Reflects nonrecurring costs related to the required closure of all of our movie theatres due to the COVID-19 pandemic, plus subsequent nonrecurring costs related to reopening theatres.

(3) Reflects nonrecurring costs related to the closure of our hotels and resorts due to reduced occupancy as a result of the COVID-19 pandemic, plus subsequent nonrecurring costs related to reopening hotels.

(4) Non-cash impairment charges related to two operating theatres in fiscal 2022, two operating theatres, three permanently closed theatres and surplus theatre real estate for the fiscal 2021 periods and intangible assets (trade name) and several theatre locations for the fiscal 2020.

(5) Reflects nonrecurring state government grants and federal tax credits awarded to our theatres and hotels for COVID-19 pandemic relief.

(6) Reflects nonrecurring net insurance proceeds received for COVID-19 related insurance claims.

Liquidity and Capital Resources

Liquidity

Our movie theatre and hotels and resorts businesses, when open and operating normally, each generate significant and consistent daily amounts of cash, subject to previously-noted seasonality, because each segment's revenue is derived predominantly from consumer cash purchases. Under normal circumstances, we believe that these relatively consistent and predictable cash sources, as well as the availability of unused credit lines, would be adequate to support the ongoing operational liquidity needs of our businesses.

Maintaining and protecting a strong balance sheet has always been a core philosophy of The Marcus Corporation during our 87-year history, and, despite the COVID-19 pandemic, our financial position remains strong. As of December 29, 2022, we had a cash balance of $21.7 million, $221.8 million of availability under our $225.0 million revolving credit facility, and our debt-to-capitalization ratio was 0.28. With our strong liquidity position, combined with cash generated from operations and proceeds from the sale of surplus real estate (discussed above under "Current Plans"), we believe we are positioned to meet our obligations as they come due and continue to sustain our operations throughout fiscal 2023 and beyond, as well as our longer-term capital requirements, even if our properties continue to generate reduced revenues during these periods. In recognition of our significantly improved financial condition and improving operating results, during the third quarter of fiscal 2022 we elected to pay off our remaining short-term borrowings of $46.6 million early (initially borrowed at the onset of the pandemic) and reinstate our quarterly dividend.

Credit Agreement

On January 9, 2020, we entered into a Credit Agreement with several banks, including JPMorgan Chase Bank, N.A., as Administrative Agent, and U.S. Bank National Association, as Syndication Agent. On April 29, 2020, we entered into the First Amendment, on September 15, 2020, we entered into the Second Amendment, on July 13, 2021, we entered into the Third Amendment, on July 29, 2022, we entered into the Fourth Amendment, and on February 10, 2023, we entered into the Fifth Amendment (the Credit Agreement, as amended by the First Amendment, the Second Amendment, the Third Amendment, the Fourth Amendment, and the Fifth Amendment, hereinafter referred to as the "Credit Agreement").

The Credit Agreement provides for a revolving credit facility that matures on January 9, 2025 with an initial maximum aggregate amount of availability of $225 million. We may request an increase in the aggregate amount of availability under the Credit Agreement by an aggregate amount of up to $125 million by increasing the revolving credit facility or adding one or more tranches of term loans. Our ability to increase availability under the Credit Agreement is subject to certain conditions, including, among other things, the absence of any default or event of default or material adverse effect under the Credit Agreement. In conjunction with the First Amendment, we also added an initial $90.8 million term loan facility that was scheduled to mature on September 22, 2021. In conjunction with the Third Amendment entered into early in our fiscal 2021 third quarter, the term loan facility was reduced to $50.0 million and the maturity date was extended to September 22, 2022. During the third quarter of fiscal 2022, on July 29, 2022 we repaid $46.6 million of short-term borrowings, repaying in full and retiring the term loan facility.

During fiscal 2022 and prior to the Fifth Amendment, borrowings under the Credit Agreement generally bear interest at a variable rate equal to: (i) LIBOR, subject to a 1% floor, plus a specified margin based upon our consolidated debt to capitalization ratio as of the most recent determination date; or (ii) the base rate (which is the highest of (a) the prime rate, (b) the greater of the federal funds rate and the overnight bank funding rate plus 0.50% or (c) the sum of 1% plus one-month LIBOR), subject to a 1% floor, plus a specified margin based upon our consolidated debt to capitalization ratio as of the most recent determination date. In addition, the Credit Agreement generally requires us to pay a facility fee equal to 0.125% to 0.25% of the total revolving commitment, depending on our consolidated debt to capitalization ratio, as defined in the Credit Agreement. However, pursuant to the First Amendment and the Second Amendment: (A) in respect of revolving loans, (1) we are charged a facility fee equal to 0.40% of the total revolving credit facility commitment and (2) the specified margin is 2.35% for LIBOR borrowings and 1.35% for ABR borrowings, which facility fee rate and specified margins will remain in effect until the end of the first fiscal quarter ending after the end of any period in which any portion of the term loan facility remains outstanding or the testing of any financial covenant in the Credit Agreement is suspended (the "specified period"); and (B) in respect of term loans, the specified margin is 2.75% for LIBOR borrowings and 1.75% for ABR borrowings, in each case, at all times.

Effective with the Fifth Amendment on February 10, 2023, the variable rate LIBOR benchmark in the Credit Agreement was replaced with the secured overnight financing rate ("SOFR"). Borrowings under the Credit Agreement now generally bear interest at a variable rate equal to: (i) SOFR plus a credit spread adjustment of 0.10%, subject to a 0% floor, plus a specified margin based upon our consolidated debt to capitalization ratio as of the most recent determination date; or (ii) the base rate (which is the highest of (a) the prime rate, (b) the greater of the federal funds rate and the overnight bank funding rate plus 0.50% or (c) the sum of 1% plus one-month SOFR plus a credit spread adjustment of 0.10%), subject to a 1% floor, plus a specified margin based upon our consolidated debt to capitalization ratio as of the most recent determination date. In addition, the Credit Agreement generally requires us to pay a facility fee equal to 0.125% to 0.25% of the total revolving commitment, depending on our consolidated debt to capitalization ratio, as defined in the Credit Agreement. However, pursuant to the First Amendment, the Second Amendment and the Fifth Amendment: (A) in respect of revolving loans, (1) we are charged a facility fee equal to 0.40% of the total revolving credit facility commitment and (2) the specified margin is 2.35% for SOFR borrowings and 1.35% for ABR borrowings, which facility fee rate and specified margins will remain in effect until the end of the first fiscal quarter ending after the end of any period in which the testing of any financial covenant in the Credit Agreement is suspended (the "specified period"); and (B) in respect of term loans, the specified margin is 2.75% for SOFR borrowings and 1.75% for ABR borrowings, in each case, at all times.

The Credit Agreement contains various restrictions and covenants applicable to us and certain of our subsidiaries. Among other requirements, the Credit Agreement (a) limits the amount of priority debt (as defined in the Credit Agreement) held by our restricted subsidiaries to no more than 20% of our consolidated total capitalization (as defined in the Credit Agreement), (b) limits our permissible consolidated debt to capitalization ratio to a maximum of 0.55 to 1.0, (c) requires us to maintain a consolidated fixed charge coverage ratio of at least 2.5 to 1.0 as of the end of the fiscal quarter ending March 30, 2023 and each fiscal quarter thereafter, (d) restricts our ability and certain of our subsidiaries' ability to incur additional indebtedness, pay dividends and other distributions (the restriction on dividends and other distributions does not apply to subsidiaries), and make voluntary prepayments on or defeasance of our 4.02% Senior Notes due August 2025, 4.32% Senior Notes due February 2027, the notes or certain other convertible securities, (e) requires our consolidated EBITDA not to be less than or equal to $70 million as of December 29, 2022 for the four consecutive fiscal quarters then ending, (f) requires our consolidated liquidity not to be less than or equal to $50 million as of the end of the fiscal quarter ending December 29, 2022, and (g) prohibits us and certain of our subsidiaries from incurring or making capital expenditures, in the aggregate for us and such subsidiaries, (i) during fiscal 2021 in excess of the sum of $40.0 million plus certain adjustments, or (ii) during fiscal 2022 in excess of $50 million plus certain adjustments.

Pursuant to the Credit Agreement, if, at any time during the specified period, we and certain of our subsidiaries' aggregate unrestricted cash on hand exceeds $75 million, the Credit Agreement requires us to prepay revolving loans under the Credit Agreement by the amount of such excess, without a corresponding reduction in the revolving commitments under the Credit Agreement.

In connection with the Credit Agreement: (i) we and certain of our subsidiaries have pledged, subject to certain exceptions, security interests and liens in and on (a) substantially all of their respective personal property assets and (b) certain of their respective real property assets, in each case, to secure the Credit Agreement and related obligations; and (ii) certain of our subsidiaries have guaranteed our obligations under the Credit Agreement. The foregoing security interests, liens and guaranties will remain in effect until the Collateral Release Date (as defined in the Credit Agreement).

The Credit Agreement contains customary events of default. If an event of default under the Credit Agreement occurs and is continuing, then, among other things, the lenders may declare any outstanding obligations under the Credit Agreement to be immediately due and payable and exercise rights and remedies against the pledged collateral.

4.02% Senior Notes and 4.32% Senior Notes

On June 27, 2013, we entered into a Note Purchase Agreement (the "4.02% Senior Notes Agreement") with the several purchasers party to the 4.02% Senior Notes Agreement, pursuant to which we issued and sold $50 million in aggregate principal amount of our 4.02% Senior Notes due August 14, 2025 (the "4.02% Notes") in a private placement exempt from the registration requirements of the Securities Act of 1933, as amended (the "Securities Act"). We used the net proceeds from the issuance and sale of the 4.02% Notes to reduce existing borrowings under our revolving credit facility and for general corporate purposes. On December 21, 2016, we entered into a Note Purchase Agreement (the "4.32% Senior Notes Agreement") with the several purchasers party to the 4.32% Senior Notes Agreement, pursuant to which we issued and sold $50 million in aggregate principal amount of our 4.32% Senior Notes due February 22, 2027 (the "4.32% Notes" and the 4.02% Notes, are together referred to hereafter as the "Notes") in a private placement exempt from the registration requirements of the Securities Act. We used the net proceeds of the sale of the 4.32% Notes to repay outstanding indebtedness and for general corporate purposes.

On February 10, 2023, we entered into an amendment to the 4.02% Senior Notes Agreement (the "4.02% Fifth Amendment"). The 4.02% Senior Notes Agreement, as previously amended and as amended by the 4.02% Fifth Amendment, is hereafter referred to as the "Amended 4.02% Senior Notes Agreement." On February 10, 2023 we entered into an amendment to the 4.32% Senior Notes Agreement (the "4.32% Fifth Amendment"). The 4.32% Senior Notes Agreement, as previously amended and as amended by the 4.32% Fifth Amendment, is hereafter referred to as the "Amended 4.32% Senior Notes Agreement". The Amended 4.02% Senior Notes Agreement and the Amended 4.32% Senior Notes Agreement are together referred to hereafter as the "Amended Senior Notes Agreements."

Interest on the 4.02% Notes is payable semi-annually in arrears on the 14th day of February and August in each year and at maturity. Interest on the 4.32% Notes is payable semi-annually in arrears on the 22nd day of February and August in each year and at maturity. Beginning on August 14, 2021 and on the 14th day of August each year thereafter to and including August 14, 2024, we will be required to prepay $10 million of the principal amount of the 4.02% Notes. Additionally, we may make optional prepayments at any time upon prior notice of all or part of the Notes, subject to the payment of a make-whole amount (as defined in the Amended Senior Notes Agreements, as applicable). Furthermore, until the last day of the first fiscal quarter ending after the Collateral Release Date (as defined in the Amended Senior Notes Agreements, as applicable), we are required to pay a fee to each Note holder in an amount equal to 0.975% of the aggregate principal amount of Notes held by such holder. Such fee is payable quarterly (0.24375% of the aggregate principal amount of the Notes per quarter). The entire outstanding principal balance of the 4.32% Notes will be due and payable on February 22, 2027. The entire unpaid principal balance of the 4.02% Notes will be due and payable on August 14, 2025. The Notes rank pari passu in right of payment with all of our other senior unsecured debt.

The Amended Senior Notes Agreements contain various restrictions and covenants applicable to us and certain of our subsidiaries. Among other requirements, the Amended Senior Notes Agreements (a) limit the amount of priority debt held by us or by our restricted subsidiaries to 20% of our consolidated total capitalization, (b) limit our permissible consolidated debt to 65% of our consolidated total capitalization, (c) require us to maintain a consolidated fixed charge coverage ratio of at least 2.5 to 1.0 as of the end of the fiscal quarter ending March 30, 2023 and each fiscal quarter thereafter, (d) require our consolidated EBITDA not to be less than or equal to $70 million as of December 29, 2022 for the four consecutive fiscal quarters then ending, (e) require our consolidated liquidity not to be less than or equal to $50 million as of the end of any fiscal quarter thereafter until and including the fiscal quarter ending December 29, 2022, and (f) prohibit us and certain of our subsidiaries from incurring or making capital expenditures, in the aggregate for us and such subsidiaries, (i) during fiscal 2021 in excess of the sum of $40.0 million plus certain adjustments, or (ii) during our 2022 fiscal year in excess of $50 million plus certain adjustments.

In connection with the Amended Senior Notes Agreements: (i) we and certain of our subsidiaries have pledged, subject to certain exceptions, security interests and liens in and on (a) substantially all of their respective personal property assets and (b) certain of their respective real property assets, in each case, to secure the Notes and related obligations; and (ii) certain subsidiaries of ours have guaranteed our obligations under the Amended Senior Notes Agreements and the Notes. The foregoing security interests, liens and guaranties will remain in effect until the Collateral Release Date.

The Amended Senior Notes Agreements also contain customary events of default. If an event of default under the Amended Senior Notes Agreements occurs and is continuing, then, among other things, the purchasers may declare any outstanding obligations under the Amended Senior Notes Agreements and the Notes to be immediately due and payable and the Note holders may exercise their rights and remedies against the pledged collateral.

Convertible Notes

On September 17, 2020, we entered into a purchase agreement (the "Purchase Agreement") with J.P. Morgan Securities LLC, as representative of the several initial purchasers (the "Initial Purchasers"), to issue and sell $100.05 million aggregate principal amount of our 5.00% Convertible Senior Notes due 2025 (the "Convertible Notes") of which an aggregate principal amount of $13.05 million of Notes was issued pursuant to the exercise by the Initial Purchasers of their option to purchase additional Convertible Notes. We offered and sold the Convertible Notes to the Initial Purchasers in reliance on the exemption from registration provided by Section 4(a) (2) of the Securities Act, and for resale by the Initial Purchasers to persons reasonably believed to be qualified institutional buyers pursuant to the exemption from registration provided by Rule 144A under the Securities Act. We relied on these exemptions from registration based in part on representations made by the Initial Purchasers in the Purchase Agreement. The shares of the Company's common stock, par value $1.00 per share (the "Common Stock"), issuable upon conversion of the Convertible Notes, if any, have not been registered under the Securities Act and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements. To the extent that any shares of the Common Stock are issued upon conversion of the Convertible Notes, they will be issued in transactions anticipated to be exempt from registration under the Securities Act by virtue of Section 3(a)(9) thereof because no commission or other remuneration is expected to be paid in connection with conversion of the Convertible Notes and any resulting issuance of shares of the Common Stock. The Purchase Agreement includes customary representations, warranties and covenants by us and customary closing conditions. Under the terms of the Purchase Agreement, we agreed to indemnify the Initial Purchasers against certain liabilities.

The Convertible Notes were issued pursuant to an indenture (the "Indenture"), dated September 22, 2020, between our company and U.S. Bank National Association, as trustee. The net proceeds from the sale of the Convertible Notes were approximately $78.6 million (after deducting the Initial Purchasers' fees and our estimated fees and expenses related to the offering and the cost of the capped call transactions). We used approximately $16.9 million of net proceeds from the offering to pay the cost of the Capped Call Transactions (as defined below). We used the remainder of the net proceeds from the offering to repay borrowings under our revolving credit facility and for general corporate purposes. The Convertible Notes are senior unsecured obligations and rank (i) senior in right of payment to any of our indebtedness that is expressly subordinated in right of payment to the Convertible Notes; (ii) equal in right of payment to any of our unsecured indebtedness that is not so subordinated; (iii) effectively junior in right of payment to any of our secured indebtedness to the extent of the value of the assets securing such indebtedness; and (iv) structurally junior to all indebtedness and other liabilities (including trade payables) of our subsidiaries.

The Convertible Notes bear interest from September 22, 2020 at a rate of 5.00% per year. Interest will be payable semiannually in arrears on March 15 and September 15 of each year, beginning on March 15, 2021. The Convertible Notes may bear additional interest under specified circumstances relating to our failure to comply with our reporting obligations under the Indenture or if the Convertible Notes are not freely tradable as required by the Indenture. The Convertible Notes will mature on September 15, 2025, unless earlier repurchased or converted. Prior to March 15, 2025, the Convertible Notes will be convertible at the option of the holders only under the following circumstances: (i) during any fiscal quarter commencing after the fiscal quarter ending on December 31, 2020 (and only during such fiscal quarter), if the last reported sale price of the Common Stock for at least 20 trading days (whether or not consecutive) during a period of 30 consecutive trading days ending on, and including, the last trading day of the immediately preceding fiscal quarter is greater than or equal to 130% of the conversion price on each applicable trading day; (ii) during the five business day period immediately after any five consecutive trading day period, or the measurement period, in which the trading price per $1,000 principal amount of the Convertible Notes for each trading day of the measurement period was less than 98% of the product of the last reported sale price of the Common Stock and the conversion rate on each such trading day; or (iii) upon the occurrence of specified corporate events. On or after March 15, 2025, the Convertible Notes will be convertible at the option of the holders at any time until the close of business on the second scheduled trading day immediately preceding the maturity date.

Upon conversion, the Convertible Notes may be settled, at our election, in cash, shares of Common Stock or a combination thereof. The initial conversion rate was 90.8038 shares of Common Stock per $1,000 principal amount of the Convertible Notes (equivalent to an initial conversion price of approximately $11.01 per share of Common Stock), representing an initial conversion premium of approximately 22.5% to the $8.99 last reported sale price of the Common Stock on The New York Stock Exchange on September 17, 2020. The conversion rate is subject to adjustment for certain events, including distributions and dividends paid to holders of Common Stock. At December 29, 2022, the adjusted conversion rate is 91.3657 shares of Common Stock per $1,000 principal amount of the Convertible Notes (equivalent to an adjusted conversion price of approximately $10.95 per share of Common Stock). If we undergo certain fundamental changes, holders of Convertible Notes may require us to repurchase for cash all or part of their Convertible Notes for a purchase price equal to 100% of the principal amount of the Convertible Notes to be repurchased, plus accrued and unpaid interest to, but excluding, the fundamental change repurchase date. In addition, if a make-whole fundamental change occurs prior to the maturity date, we will, under certain circumstances, increase the conversion rate for holders who convert Convertible Notes in connection with such make-whole fundamental change. We may not redeem the Convertible Notes before maturity and no "sinking fund" is provided for the Convertible Notes. The Indenture includes covenants customary for securities similar to the Convertible Notes, sets forth certain events of default after which the Convertible Notes may be declared immediately due and payable and sets forth certain types of bankruptcy or insolvency events of default involving our company and certain of our subsidiaries after which the Convertible Notes become automatically due and payable.

During our fiscal 2021 second, third and fourth quarters, all quarters during fiscal 2022, and our fiscal 2023 first quarter, the Convertible Notes were (are) eligible for conversion at the option of the holders as the last reported sale price of the Common Stock was greater than or equal to 130% of the applicable conversion price for at least 20 trading days during the last 30 consecutive trading days ending on the last trading day of the preceding fiscal quarter. We have the ability to settle the conversion in Common Stock.

Capped Call Transactions

In connection with the pricing of the Convertible Notes on September 17, 2020, and in connection with the exercise by the Initial Purchasers of their option to purchase additional Convertible Notes on September 18, 2020, we entered into privately negotiated Capped Call Transactions (the "Capped Call Transactions") with certain of the Initial Purchasers and/or their respective affiliates and/or other financial institutions (the "Capped Call Counterparties"). The Capped Call Transactions are expected generally to reduce potential dilution of our common stock upon any conversion of the Convertible Notes and/or offset any cash payments we are required to make in excess of the principal amount of such converted Convertible Notes, as the case may be, in the event that the market price per share or our common stock, as measured under the terms of the Capped Call Transactions, is greater than the strike price of the Capped Call Transactions, which initially corresponds to the conversion price of the Convertible Notes and is subject to anti-dilution adjustments substantially similar to those applicable to the conversion rate of the Convertible Notes. If, however, the market price per share of our common stock, as measured under the terms of the Capped Call Transactions, exceeds the cap price of the Capped Call Transactions, there would nevertheless be dilution to the extent that such market price exceeds the cap price of the Capped Call Transactions. The cap price of the Capped Call Transactions was initially $17.98 per share (in no event shall the cap price be less than the strike price of $11.0128), which represents a premium of 100% over the last reported sale price of the Common Stock of $8.99 per share on The New York Stock Exchange on September 17, 2020. Under the terms of the Capped Call Transactions, the cap price is subject to adjustment for certain events, including distributions and dividends paid to holders of Common Stock. At December 29, 2022, the adjusted cap price is approximately $17.87 per share. The Capped Call Transactions are separate transactions entered into by us with the Capped Call Counterparties, are not part of the terms of the Convertible Notes and will not change the rights of holders of the Convertible Notes under the Convertible Notes and the Indenture.

Summary

Our long-term debt has scheduled annual principal payments, net of amortization of debt issuance costs, of $10.4 million in fiscal 2023 and fiscal 2024. We believe that the actions we have taken will allow us to have sufficient liquidity to meet our obligations as they come due and to comply with our debt covenants for at least 12 months from the issuance date of the consolidated financial statements. However, future compliance with our debt covenants could be impacted if we are unable to return to closer-to-normal operations as currently expected, which could be impacted by matters that are not entirely in our control, such as the return of protective actions that federal, state and local governments took during the pandemic, the impact of any new variants of COVID-19 on customer behavior and the timing of new movie releases (as described in the Impact of the COVID-19 Pandemic section of this MD&A), or by changes in macroeconomic conditions. Future compliance with our debt covenants could also be impacted if the speed of recovery of our theatres and hotels and resorts businesses is slower than currently expected. For example, our current expectations are that our theatre division will continue to improve during fiscal 2023 (but still report results below comparable periods in fiscal 2019). Our current expectations for our hotels and resorts division are that we will continue to show improvement in fiscal 2023 compared to the prior year. We do not expect to return to pre-COVID-19 occupancy levels during fiscal 2023 due to an expected lag in business travel. It is possible that the impact of COVID-19 may be greater than currently expected across one or both of our divisions such that we may be unable to comply with our debt covenants in future periods. In such an event, we would either seek covenant waivers or attempt to amend our covenants, though there is no certainty that we would be successful in such efforts.

Financial Condition

Fiscal 2022 versus Fiscal 2021

Net cash provided by operating activities totaled $93.2 million during fiscal 2022, compared to net cash provided by operating activities of $46.3 million during fiscal 2021, an increase of $47.0 million. The increase in net cash provided by operating activities in fiscal 2022 was due primarily to a reduced net loss and favorable timing in the collection of accounts and government grant receivables and receipt of refundable income taxes of $22.7 million, partially offset by unfavorable timing in the payment of accrued compensation, accounts payable, and other accrued liabilities as compared to fiscal 2021.

Net cash used in investing activities during fiscal 2022 totaled $0.3 million, compared to net cash provided by investing activities during fiscal 2021 of $10.9 million, an increase of $11.2 million. The increase in net cash used by investing activities was primarily the result of an increase in capital expenditures, the receipt of $4.9 million in proceeds from disposals of property, equipment and other assets during fiscal 2022 (compared to $22.1 million of similar proceeds in fiscal 2021), and the nonrecurring receipt of $11.4 million in conjunction with collection of a split dollar life insurance policy receivable in fiscal 2021, partially offset by the fact we received $31.1 million in net proceeds from the sale of The Skirvin Hilton during fiscal 2022.

Total cash capital expenditures (including normal continuing capital maintenance and renovation projects) totaled $36.8 million during fiscal 2022 compared to $17.1 million during fiscal 2021, an increase of $19.8 million, or 115.7%. We incurred approximately $12.1 million of capital expenditures in our theatre division during fiscal 2022, including costs associated with the conversion of four auditoriums to *Super*Screen DLX® auditoriums and normal maintenance capital projects. We incurred approximately $10.3 million of capital expenditures during fiscal 2021 in our theatre division, including costs associated with the renovation of a theatre and normal maintenance capital projects. We incurred approximately $24.5 million of capital expenditures in our hotels and resorts division during fiscal 2022, including costs related to the first phase of a rooms renovation at the Grand Geneva and normal maintenance capital projects at our company-owned hotels and resorts. We incurred capital expenditures in our hotels and resorts division during fiscal 2021 of approximately $6.8 million, including costs related to a lobby renovation at the Grand Geneva and normal maintenance capital projects. Our current estimated fiscal 2023 cash capital expenditures, which we anticipate may be in the $60 - $75 million range, are described in greater detail in the "Current Plans" section of this MD&A.

Net cash used in financing activities during fiscal 2022 totaled $92.4 million, compared to net cash used in financing activities during fiscal 2021 of $47.2 million. During fiscal 2022, we increased our borrowings under our revolving credit facility as needed to fund our cash needs and used excess cash to reduce our borrowings under our revolving credit facility. As short-term revolving credit facility borrowings became due, we replaced them as necessary with new short-term revolving credit facility borrowings. As a result, we added $100.0 million of new short-term revolving credit facility borrowings, and we made $100.0 million of repayments on short-term revolving credit facility borrowings during fiscal 2022. We ended fiscal 2022 with no outstanding borrowings under our revolving credit facility. Net cash provided by operating activities during fiscal 2022 was used to repay $47.5 million of short-term borrowings, including the early repayment and retirement of our term loan facility, as described above. We did not issue any new long-term debt during fiscal 2022.

During fiscal 2021, we increased our borrowings under our revolving credit facility as needed to fund our cash needs and used excess cash to reduce our borrowings under our revolving credit facility. As a result, we added $178.5 million of new short-term revolving credit facility borrowings, and we made $178.5 million of repayments on short-term revolving credit facility borrowings during fiscal 2021. We ended fiscal 2021 with no outstanding borrowings under our revolving credit facility. Net cash provided by operating activities during fiscal 2021 was used to repay $40.3 million of short-term borrowings. We did not issue any new long-term debt during fiscal 2021. We received $6.7 million in proceeds from borrowings against the cash surrender value of a life insurance policy during fiscal 2021.

Principal payments on long-term debt were approximately $35.7 million during fiscal 2022, including a $10.0 million installment payment on senior notes and a $24.1 million payment to retire mortgage notes in connection with the sale of The Skirvin Hilton, compared to payments of $10.7 million during fiscal 2021, which included a $10.0 million installment payment on senior notes. Distributions to noncontrolling interests resulting from the sale of The Skirvin Hilton were $2.0 million in fiscal 2022.

Our debt-to-capitalization ratio (including short-term borrowings but excluding our finance and operating lease obligations) was 0.28 at December 29, 2022, compared to 0.37 at December 30, 2021. Based upon our current expectations for our fiscal 2023 operating results and capital expenditures, we anticipate that our total long-term debt and debt-to-capitalization ratio may modestly decrease during fiscal 2023. Our actual total long-term debt and debt-to-capitalization ratio at the end of fiscal 2023 are dependent upon, among other things, our actual operating results, capital expenditures, asset sales proceeds and potential equity transactions during the year.

During fiscal 2022 and fiscal 2021 we did not repurchase any shares of our common stock in the open market. As of December 29, 2022, approximately 2.5 million shares of our common stock remained available for repurchase under prior Board of Directors repurchase authorizations. Under these authorizations, we may repurchase shares of our common stock from time to time in the open market, pursuant to privately-negotiated transactions or otherwise, depending upon a number of factors, including prevailing market conditions.

Beginning in the third quarter of fiscal 2022, the Board of Directors elected to reinstate our quarterly dividend that had been suspended as a result of the COVID-19 pandemic, declaring a quarterly cash dividend of $0.05 per share of common stock and $0.045 per share on the Class B common stock. Quarterly dividends were paid in September and December 2022, totaling $3.1 million in fiscal 2022. We did not make any dividend payments during fiscal 2021.

Our Credit Agreement, as amended, required us to temporarily suspend our quarterly dividend payments and prohibited us from repurchasing shares of our common stock in the open market through the end of fiscal 2021. Beginning with the first quarter of fiscal 2022, the Credit Agreement limited the total amount of quarterly dividend payments or share repurchases during the four subsequent quarters to no more than $1.55 million per quarter, until we have returned to compliance with prior financial covenants under the Credit Agreement (specifically, the consolidated fixed charge coverage ratio) as tested starting with the fiscal quarter ending March 30, 2023 and each fiscal quarter thereafter, at which point we have the ability to declare quarterly dividend payments and/or repurchase shares of our common stock in the open market as we deem appropriate.

Contractual Obligations, Commercial Commitments and Future Uses of Cash

The following schedule details our contractual obligations at December 29, 2022 (in thousands):

		Payments Due by Period			
	Total	Less Than 1 Year	1-3 Years	4-5 Years	After 5 Years
Long-term debt	$ 180,437	$ 10,432	$ 120,049	$ 49,956	$ —
Interest on fixed-rate long term debt[1]	26,172	8,437	15,257	2,478	—
Pension obligations	36,324	1,938	4,221	4,706	25,459
Operating lease obligations	276,564	23,610	50,297	47,976	154,681
Finance lease obligations	20,786	3,243	6,119	4,798	6,626
Construction commitments	5,387	5,387	—	—	—
Total contractual obligations	$ 545,670	$ 53,047	$ 195,943	$ 109,914	$ 186,766

_____

(1) Interest on variable-rate debt obligations is excluded due to significant variations that may occur in each year related to the amount of variable-rate debt and the accompanying interest rate. As of December 29, 2022 we had zero variable interest rate debt outstanding.

Additional detail describing our long-term debt is included in Note 7 to our consolidated financial statements.

As of December 29, 2022, we had no additional material purchase obligations other than those created in the ordinary course of business related to property and equipment, which generally have terms of less than 90 days. We had long-term obligations related to our employee benefit plans, which are discussed in detail in Note 10 to our consolidated financial statements. We have not included uncertain tax obligations in the table of contractual obligations set forth above due to uncertainty as to the timing of any potential payments.

As of December 29, 2022, we had no debt or lease guarantee obligations.

In connection with the mortgage loan obtained by the Kimpton Hotel Monaco Pittsburgh ("Monaco") joint venture, we provided an environmental indemnity and a "bad boy" guaranty that provides that the lender can recover losses from us for certain bad acts of the Monaco joint venture, such as but not limited to fraud, intentional misrepresentation, voluntary incurrence of prohibited debt, prohibited transfers of the collateral, and voluntary bankruptcy of the Monaco joint venture. Under the terms of the Monaco joint venture operating agreement, Searchlight has agreed to fully indemnify us under the "bad boy" guarantees for any losses other than those attributable to our own bad acts and has agreed to indemnify us to its proportionate liability under the environmental liability. Additional detail describing the Monaco joint venture is included in Note 13 to our consolidated financial statements.

Quantitative and Qualitative Disclosures About Market Risk

We are exposed to market risk related to changes in interest rates, and we manage our exposure to this market risk by monitoring available financing alternatives.

As of December 29, 2022 we had zero variable interest rate debt outstanding. Our revolving credit facility, which has no outstanding borrowings as of December 29, 2022, is our only existing credit facility that bears interest based on a variable rate. Our earnings may be affected by changes in short-term interest rates as a result of our borrowings under our revolving credit facility to the extent we have any such borrowings.

Fixed interest rate debt totaled $183.6 million as of December 29, 2022, carried an average interest rate of 5.03% and represented 100.0% of our total debt portfolio. Fixed interest rate debt included the following: senior notes bearing interest semiannually at fixed rates ranging from 4.02% to 4.32% (plus a specified period fee of 0.975% described above), maturing in fiscal 2023 through 2027; convertible senior notes bearing interest of 5.0%, maturing in fiscal 2025 and other debt instruments bearing interest at 5.75%, maturing in fiscal 2025, and PPP loans bearing interest at 1.0%, maturing in fiscal 2025. The fair value of our fixed interest rate debt is subject to interest rate risk. Generally, the fair market value of our fixed interest rate debt will increase as interest rates fall and decrease as interest rates rise. As of December 29, 2022, the fair value of our $80.0 million of senior notes was approximately $71.3 million. As of December 29, 2022, the fair value of our $100.1 million of convertible senior notes was approximately $145.4 million.

The variable interest rate debt and fixed interest rate debt outstanding as of December 29, 2022 matures as follows (in thousands):

	F2023	F2024	F2025	F2026	F2027	Thereafter	Total
Variable interest rate	$ —	$ —	$ —	$ —	$ —	$ —	$ —
Fixed interest rate	11,434	11,368	110,443	—	50,000	—	183,245
Debt issuance costs	(1,002)	(1,003)	(759)	—	(44)	—	(2,808)
Total debt	$ 10,432	$ 10,365	$ 109,684	$ —	$ 49,956	$ —	$ 180,437

We periodically enter into interest rate swap agreements to manage our exposure to interest rate changes. These swaps involve the exchange of fixed and variable interest rate payments. Payments or receipts on the agreements are recorded as adjustments to interest expense.

On March 1, 2018, we entered into two interest rate swap agreements covering $50.0 million of floating rate debt which require us to pay interest at a defined fixed rate while receiving interest at a defined variable rate of one-month LIBOR. The first swap had a notional amount of $25.0 million, expired on March 1, 2021 and had a fixed rate of 2.559%. The second swap had a notional amount of $25.0 million, expired on March 1, 2023 and had a fixed rate of 2.687%. The interest rate swaps were considered effective for accounting purposes and qualified as cash flow hedges. These swap agreements did not materially impact our fiscal 2022 earnings and we do not expect the interest rate swap that expired on March 1, 2023 to materially impact our fiscal 2023 earnings.

Critical Accounting Policies and Estimates

This MD&A is based upon our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of our financial statements requires us to make estimates and judgments that affect our reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities.

On an on-going basis, we evaluate our estimates associated with critical accounting policies. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

We believe the following critical accounting policies affect the most significant judgments and estimates used in the preparation of our consolidated financial statements.

- *Long-lived & Other Intangible Assets:* We review long-lived assets, including property and equipment, operating lease right-of-use assets and our trade name intangible asset, for impairment at least annually, or whenever events or changes in circumstances indicate that the carrying amount of any such asset may not be recoverable. Such review is primarily done at the individual theatre or hotel property level, which represents the lowest level for which identifiable cash flows are largely independent of the cash flows of other asset groups. We use judgment to determine whether indicators of impairment exist. The determination of the occurrence of a triggering event is based upon our knowledge of the theatre and hospitality industries, historical experience such as recent operating results, location of the property, market conditions, recent events or transactions, and property-specific information available at the time of the assessment. When a triggering event occurs, judgment is also required in determining the assumptions and estimates to use within the recoverability analysis and when calculating the fair value of the asset if it is determined that the long-lived asset is not recoverable. In performing these analyses, we must make assumptions regarding the estimated future cash flows and other factors that a market participant would make to determine the fair value of the respective assets. The estimate of cash flows is based upon, among other things, certain assumptions about expected future operating performance and anticipated sales prices. Our estimates of cash flows are sensitive to assumed revenue growth rates and may differ from actual cash flows due to factors such as economic conditions, the continuing impact of the COVID-19 pandemic, changes to our business model or changes in our operating performance and anticipated sales prices. For long-lived assets other than goodwill, if the sum of the undiscounted estimated cash flows is less than the current carrying value, we then prepare a fair value analysis of the asset. If the carrying value of the asset exceeds the fair value of the asset, we recognize an impairment loss, measured as the amount by which the carrying value exceeds the fair value of the asset. During fiscal 2022, we recorded before-tax impairment charges totaling $1.5 million related to two operating theatres. During fiscal 2021, we recorded before-tax impairment charges totaling $5.8 million related to two operating theatres, three permanently closed theatres and surplus real estate that we intend to sell. During fiscal 2020, we recorded a before-tax impairment charge of $24.7 million related to our trade name intangible asset and multiple theatre locations.

Depreciation expense is based on the estimated useful life of our assets. The life of the assets is based on a number of assumptions, including cost and timing of capital expenditures to maintain and refurbish the asset, as well as specific market and economic conditions. While management believes its estimates are reasonable, a change in the estimated lives could affect depreciation expense and net earnings or the gain or loss on the sale of any of the assets.

- **_Goodwill:_** We review goodwill for impairment annually or more frequently if certain indicators arise. We perform our annual impairment test on the first day of our fiscal fourth quarter. Goodwill is tested for impairment at a reporting unit level, determined to be at an operating segment level. When reviewing goodwill for impairment, we consider the amount of excess fair value over the carrying value of the reporting unit, the period of time since the last quantitative test, and other factors to determine whether or not to first perform a qualitative test. When performing a qualitative test, we assess numerous factors to determine whether it is more likely than not that the fair value of our reporting unit is less than its carrying value. Examples of qualitative factors that we assess include our share price, our financial performance, market and competitive factors in our industry, and other events specific to the reporting unit. If we conclude that it is more likely than not that the fair value of our reporting unit is less than its carrying value, we perform a quantitative test by comparing the carrying value of the reporting unit to the estimated fair value. Primarily all of our goodwill relates to our theatre segment.

  During the first three quarters of fiscal 2022, we determined that there were no indicators of impairment that would require an additional quantitative analysis during these interim periods. We performed our annual goodwill impairment test as of September 30, 2022 and determined that a quantitative analysis would be appropriate. In order to determine fair value, we used assumptions based on information available to us as of September 30, 2022, including both market data and forecasted cash flows. We then used this information to determine fair value and determined that the fair value of our theatre reporting unit exceeded our carrying value and deemed that no impairment was indicated as of September 30, 2022. If we are unable to achieve our forecasted cash flow or if market conditions worsen, our goodwill could be impaired at a later date.

- **_Income Taxes:_** We are subject to U.S. federal and state income taxes in numerous state jurisdictions. Significant judgment is required in determining both our key assumptions utilized in the accounting for income taxes and the recording of the provision for income taxes and the related deferred tax assets and liabilities. We assess our income tax positions and record tax liabilities for all years subject to examination based upon management's evaluation of the facts and circumstances and information available at the reporting dates. For those income tax positions where it is more-likely-than-not that a tax benefit will be sustained upon the conclusion of an examination, we have recorded the largest amount of tax benefit having a cumulatively greater than 50% likelihood of being realized upon ultimate settlement with the applicable taxing authority assuming that it has full knowledge of all relevant information. For those tax positions that do not meet the more-likely-than-not threshold regarding the ultimate realization of the related tax benefit, no tax benefit has been recorded in the financial statements. We recognize deferred tax assets and liabilities for the future tax consequences attributable to differences between financial statement carrying amounts of existing assets and liabilities and their respective tax bases, net operating losses, tax credits and other carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. We regularly review our deferred tax assets for recoverability and establish a valuation allowance based on historical losses, projected future taxable income and the expected timing of the reversals of existing temporary differences. As a result of this review, we have established valuation allowances against certain of our deferred tax assets relating to state net operating loss carryforwards. As of December 29, 2022, valuation allowances against our deferred tax assets were $12.4 million, and were $2.4 million as of December 30,

2021. Future tax authority rulings and changes in tax laws, changes in projected levels of taxable income and future tax planning strategies could affect the actual effective tax rate and tax balances recorded.

Implementation of New Accounting Standards

During the first quarter of fiscal 2022, we adopted ASU No. 2021-10, *Government Assistance (Topic 832): Disclosures by Business Entities about Government Assistance.* The amendments in this update provide increased transparency of government assistance including the requirement of certain disclosures in a company's notes to the consolidated financial statements about transactions with a government. The adoption of the new standard did not have a material effect on our consolidated financial statements.

In March 2020, the FASB issued ASU No. 2020-04*, Reference Rate Reform (Topic 848): Facilitation of the Effects of Reference Rate Reform on Financial Reporting.* The amendments in this update provide optional expedients and exceptions to the existing guidance on contract modifications and hedge accounting to ease the financial reporting burdens of the expected market transition from the London Interbank Offered Rate (LIBOR), or other interbank offered rates, to alternative reference rates such as the Secured Overnight Financing Rate (SOFR). ASU No. 2020-14 is optional, effective immediately, and may be elected over time as reference rate reform activities occur, generally through December 31, 2024. During the first quarter of fiscal 2023, in conjunction with the execution of the fifth amendment to our credit agreement (see Note 7 to the financial footnotes of the accompanying consolidated financial statements), we elected SOFR as our ongoing reference rate. We believes that adoption of the new standard will not have a material effect on our consolidated financial statements.

Accounting Changes

For a description of recent accounting pronouncements, Sec Note 1 of the notes to our consolidated financial statements included in Part II, Item 8 of this annual report on Form 10-K.

Item 7A.   **Quantitative and Qualitative Disclosures About Market Risk.**

The information required by this item is set forth in "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations – Quantitative and Qualitative Disclosures About Market Risk" above.

Item 8. Financial Statements and Supplementary Data.

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rule 13a-15(f) of the Exchange Act. Under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in *Internal Control – Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on our evaluation under the framework in *Internal Control – Integrated Framework (2013)*, our management concluded that our internal control over financial reporting was effective as of December 29, 2022. The Company's auditors, Deloitte & Touche LLP, have issued an attestation report on our internal control over financial reporting. That attestation report is set forth in this Item 8.

Gregory S. Marcus   Chad M. Paris
President and Chief Executive Officer   Chief Financial Officer and Treasurer

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders and the Board of Directors of The Marcus Corporation

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of The Marcus Corporation and subsidiaries (the "Company") as of December 29, 2022 and December 30, 2021, the related consolidated statements of earnings (loss), comprehensive income (loss), shareholders' equity and cash flows, for each of the three years in the period ended December 29, 2022, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 29, 2022 and December 30, 2021, and the results of its operations and its cash flows for each of the three years in the period ended December 29, 2022, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 29, 2022, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 2, 2023, expressed an unqualified opinion on the Company's internal control over financial reporting.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current-period audit of the financial statements that was communicated or required to be communicated to the audit committee and that (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Long-Lived Assets – Assessment and Evaluation of Impairment – Refer to Note 1 and Note 4 to the financial statements

Critical Audit Matter Description

As of December 29, 2022, the Company had $716 million of net property and equipment and $195 million of operating lease right-of-use assets. The Company assesses long-lived assets for impairment at the individual hotel, theatre or surplus real estate property level whenever events or changes in circumstances indicate the carrying amount of an asset group may not be recoverable. During the year ended December 29, 2022, the Company recorded an impairment loss of $1.5 million.

In assessing long-lived assets for indicators of potential impairment, the Company considered quantitative and qualitative factors, including evaluating the historical actual operating performance of the properties and assessing the impact of recent economic and industry events impacting the properties, including the recovery from the COVID-19 pandemic. Evaluating whether these quantitative and qualitative factors represented an indicator of potential impairment required significant judgment by management.

When indicators of impairment were present, the Company determined if the individual theatre, or surplus real estate properties were recoverable by assessing whether the sum of the estimated undiscounted future cash flows attributable to such assets was less than their carrying amounts. In instances where the estimated undiscounted future cash flows attributable to these assets were less than the carrying amounts, the Company determined the fair value of the individual theatre, or surplus real estate properties and recorded an impairment loss based on the excess of the carrying amount over the fair value. The most significant assumption inherent in these recoverability and impairment analyses was the forecasted future cash flows (primarily driven by revenue growth rates for theatre properties and estimated sales prices for surplus real estate properties).

We identified the assessment and evaluation of impairment of long-lived assets as a critical audit matter because of the subjectivity used by management when identifying and evaluating potential impairment indicators, and when estimating forecasted future cash flows in their recoverability and impairment analyses, which are impacted by the timing of recovery from the COVID-19 pandemic. A high degree of auditor judgment was required when performing audit procedures to evaluate whether management appropriately identified and evaluated potential impairment indicators, and when evaluating the reasonableness of management's forecasted future cash flows that were used in their recoverability and impairment analyses.

How the Critical Audit Matter Was Addressed in the Audit

Our audit procedures related to management's assessment and evaluation of impairment for long-lived assets included the following, among others:

- We tested the effectiveness of internal controls over the Company's assessment and evaluation of potential impairment for long-lived assets and over forecasted future cash flows that were used in their recoverability and impairment analyses.

- We evaluated the reasonableness of the information in the Company's impairment indicators analyses, and the corresponding forecasted future cash flows used in their recoverability and impairment analyses, by comparing the forecasts to (1) historical actual information, (2) internal communications between management and the Board of Directors and (3) forecasted information included in analyst and industry reports for the Company.

- For surplus real estate properties, we evaluated the reasonableness of the Company's forecasted cash flows resulting from planned sale of assets by (1) obtaining sales agreements executed after December 29, 2022, where applicable, (2) obtaining negotiated letters of intent to purchase, where applicable, and (3) comparing the Company's estimates to relevant real estate market data.

- We evaluated the Company's forecasted future cash flows for consistency with evidence obtained in other areas of the audit.

Deloitte + Touche LLP

Milwaukee, Wisconsin
March 2, 2023

We have served as the Company's auditor since 2008.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders and the Board of Directors of The Marcus Corporation

Opinion on Internal Control over Financial Reporting

We have audited the internal control over financial reporting of The Marcus Corporation and subsidiaries (the "Company") as of December 29, 2022, based on criteria established in *Internal Control — Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 29, 2022, based on criteria established in *Internal Control — Integrated Framework (2013)* issued by COSO.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated financial statements as of and for the year ended December 29, 2022, of the Company and our report dated March 2, 2023 expressed an unqualified opinion on those financial statements.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Deloitte + Touche LLP

Milwaukee, Wisconsin
March 2, 2023

THE MARCUS CORPORATION
CONSOLIDATED BALANCE SHEETS
(in thousands, except share and per share data)

	December 29, 2022	December 30, 2021
ASSETS		
CURRENT ASSETS:		
Cash and cash equivalents *(Note 1)*	$ 21,704	$ 17,658
Restricted cash *(Note 1)*	2,802	6,396
Accounts receivable, net of reserves *(Note 6)*	21,455	28,902
Government grants receivable *(Note 2)*	—	4,335
Refundable income taxes	—	22,435
Assets held for sale *(Note 1)*	460	4,856
Other current assets *(Note 1)*	17,474	15,364
Total current assets	63,895	99,946
PROPERTY AND EQUIPMENT, NET *(Note 6)*	715,765	771,192
OPERATING LEASE RIGHT-OF-USE ASSETS *(Note 8)*	194,965	217,072
OTHER ASSETS:		
Investments in joint ventures *(Note 13)*	2,067	2,335
Goodwill *(Note 1)*	75,015	75,095
Deferred income taxes *(Note 11)*	—	10,032
Other *(Note 6)*	12,891	12,689
Total other assets	89,973	100,151
Total assets	$ 1,064,598	$ 1,188,361
LIABILITIES AND SHAREHOLDERS' EQUITY		
CURRENT LIABILITIES:		
Accounts payable	$ 32,187	$ 35,781
Taxes other than income taxes	17,948	19,566
Accrued compensation	22,512	20,474
Other accrued liabilities *(Note 1)*	56,275	59,678
Short-term borrowings *(Note 7)*	—	47,346
Current portion of finance lease obligations *(Note 8)*	2,488	2,561
Current portion of operating lease obligations *(Note 8)*	14,553	16,795
Current maturities of long-term debt *(Note 7)*	10,432	10,967
Total current liabilities	156,395	213,168
FINANCE LEASE OBLIGATIONS *(Note 8)*	15,014	17,192
OPERATING LEASE OBLIGATIONS *(Note 8)*	195,281	216,064
LONG-TERM DEBT *(Note 7)*	170,005	204,177
DEFERRED INCOME TAXES *(Note 11)*	26,567	26,183
OTHER LONG- TERM OBLIGATIONS *(Note 10)*	44,415	57,963
COMMITMENTS AND LICENSE RIGHTS *(Note 12)*		
EQUITY *(NOTE 9):*		
Shareholders' equity attributable to The Marcus Corporation		
Preferred Stock, $1 par; authorized 1,000,000 shares; none issued	—	—
Common Stock:		
Common Stock, $1 par; authorized 50,000,000 shares; issued 24,498,243 at December 29, 2022 and 24,345,356 shares at December 30, 2021	24,498	24,345
Class B Common Stock, $1 par; authorized 33,000,000 shares; issued and outstanding 7,110,875 at December 29, 2022 and 7,130,125 at December 30, 2021	7,111	7,130
Capital in excess of par	153,794	145,656
Retained earnings	274,254	289,306
Accumulated other comprehensive loss	(1,694)	(11,444)
	457,963	454,993
Less cost of Common Stock in treasury (78,882 shares at December 29, 2022 and 48,111 shares at December 30, 2021)	(1,866)	(1,379)
Total shareholders' equity attributable to The Marcus Corporation	456,097	453,614
Noncontrolling interests	824	—
Total equity	456,921	453,614
Total liabilities and shareholders' equity	$ 1,064,598	$ 1,188,361

See accompanying notes.

CONSOLIDATED STATEMENTS OF EARNINGS (LOSS)

(in thousands, except per share data)

		Year Ended				
		December 29, 2022		December 30, 2021		December 31, 2020
REVENUES:						
Theatre admissions	$	198,485	$	130,740	$	64,825
Rooms		107,699		77,650		35,386
Theatre concessions		180,180		118,666		56,711
Food and beverage		74,836		47,086		24,822
Other revenues		82,560		65,331		38,742
		643,760		439,473		220,486
Cost reimbursements		33,634		18,771		17,202
Total revenues		677,394		458,244		237,688
COSTS AND EXPENSES:						
Theatre operations		212,410		140,821		92,232
Rooms		41,561		30,394		21,243
Theatre concessions		73,124		47,681		29,747
Food and beverage		59,272		36,833		26,124
Advertising and marketing		23,877		16,069		11,074
Administrative		74,755		63,350		51,046
Depreciation and amortization		67,073		72,127		75,052
Rent *(Note 8)*		26,037		25,594		26,866
Property taxes		17,955		18,473		23,560
Other operating expenses *(Note 2)*		37,865		23,817		17,288
Impairment charges *(Note 4)*		1,525		5,766		24,676
Reimbursed costs		33,634		18,771		17,202
Total costs and expenses		669,088		499,696		416,110
OPERATING INCOME (LOSS)		8,306		(41,452)		(178,422)
OTHER INCOME (EXPENSE):						
Investment income (loss)		(45)		599		564
Interest expense		(15,299)		(18,702)		(16,275)
Other income (expense), net		(2,131)		(2,510)		(986)
Gain on disposition of property, equipment and other assets		1,071		3,163		856
Gain on sale of hotel		6,274		—		—
Equity losses from unconsolidated joint ventures, net *(Note 13)*		(143)		(92)		(1,539)
		(10,273)		(17,542)		(17,380)
LOSS BEFORE INCOME TAXES		(1,967)		(58,994)		(195,802)
INCOME TAX EXPENSE (BENEFIT) *(Note 11)*		7,137		(15,701)		(70,936)
NET LOSS		(9,104)		(43,293)		(124,866)
NET EARNINGS (LOSS) ATTRIBUTABLE TO NONCONTROLLING INTERESTS		2,868		—		(23)
NET LOSS ATTRIBUTABLE TO THE MARCUS CORPORATION	$	(11,972)	$	(43,293)	$	(124,843)
NET LOSS PER SHARE – BASIC:						
Common Stock	$	(0.39)	$	(1.42)	$	(4.13)
Class B Common Stock		(0.35)		(1.25)		(3.74)
NET LOSS PER SHARE – DILUTED:						
Common Stock	$	(0.39)	$	(1.42)	$	(4.13)
Class B Common Stock		(0.35)		(1.25)		(3.74)

See accompanying notes.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

(in thousands)

	Year Ended		
	December 29, 2022	December 30, 2021	December 31, 2020
NET LOSS	$ (9,104) $	(43,293) $	(124,866)
OTHER COMPREHENSIVE INCOME (LOSS):			
Pension gain (loss) arising during the period, net of tax effect (benefit) of $2,967, $687 and $(993), respectively *(Note 10)*	8,401	1,943	(2,813)
Amortization of the net actuarial loss and prior service credit related to the pension, net of tax effect of $269, $342 and $259, respectively *(Note 10)*	760	969	732
Fair market value adjustment of interest rate swaps, net of tax effect (benefit) of $144, $9 and $(335), respectively *(Note 7)*	407	25	(949)
Reclassification adjustment on interest rate swaps included in interest expense, net of tax effect of $64, $195 and $263 respectively *(Note 7)*	182	552	745
Other comprehensive income (loss)	9,750	3,489	(2,285)
COMPREHENSIVE INCOME (LOSS)	646	(39,804)	(127,151)
COMPREHENSIVE INCOME (LOSS) ATTRIBUTABLE TO NONCONTROLLING INTERESTS	2,868	—	(23)
COMPREHENSIVE LOSS ATTRIBUTABLE TO THE MARCUS CORPORATION	$ (2,222) $	(39,804) $	(127,128)

See accompanying notes.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

(in thousands, except per share data)

	Common Stock	Class B Common Stock	Capital in Excess of Par	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Treasury Stock	Shareholders' Equity Attributable to The Marcus Corporation	Non-Controlling Interests	Total Equity
BALANCES AT DECEMBER 26, 2019	$ 23,254	$ 7,936	$ 145,549	$ 461,884	$ (12,648)	$ (4,540)	$ 621,435	$ 23	$ 621,458
Cash dividends:									
$0.15 per share Class B Common Stock	—	—	—	(1,224)	—	—	(1,224)	—	(1,224)
$0.17 per share Common Stock	—	—	—	(3,921)	—	—	(3,921)	—	(3,921)
Exercise of stock options	—	—	(67)	—	—	446	379	—	379
Purchase of treasury stock	—	—	—	—	—	(696)	(696)	—	(696)
Savings and profit-sharing contribution	—	—	299	—	—	1,016	1,315	—	1,315
Reissuance of treasury stock	—	—	(21)	—	—	183	162	—	162
Issuance of non-vested stock	—	—	(631)	—	—	631	—	—	—
Share-based compensation	—	—	4,385	—	—	—	4,385	—	4,385
Equity component of issuance of convertible notes, net of tax and issuance costs	—	—	16,511	—	—	—	16,511	—	16,511
Capped call transactions, net of tax	—	—	(12,495)	—	—	—	(12,495)	—	(12,495)
Other	—	—	(1)	1	—	—	—	—	—
Conversions of Class B Common Stock	10	(10)	—	—	—	—	—	—	—
Comprehensive loss	—	—	—	(124,843)	(2,285)	—	(127,128)	(23)	(127,151)
BALANCES AT DECEMBER 31, 2020	23,264	7,926	153,529	331,897	(14,933)	(2,960)	498,723	—	498,723
Cash dividends:									
Adoption of ASU No. 2020-06 *(Note 1)*	—	—	(16,511)	702	—	—	(15,809)	—	(15,809)
Exercise of stock options	—	—	(749)	—	—	2,279	1,530	—	1,530
Purchase of treasury stock	—	—	—	—	—	(1,391)	(1,391)	—	(1,391)
Savings and profit-sharing contribution	43	—	968	—	—	—	1,011	—	1,011
Reissuance of treasury stock	—	—	6	—	—	32	38	—	38
Issuance of non-vested stock	242	—	(903)	—	—	661	—	—	—
Share-based compensation	—	—	9,316	—	—	—	9,316	—	9,316
Conversions of Class B Common Stock	796	(796)	—	—	—	—	—	—	—
Comprehensive income (loss)	—	—	—	(43,293)	3,489	—	(39,804)	—	(39,804)
BALANCES AT DECEMBER 30, 2021	24,345	7,130	145,656	289,306	(11,444)	(1,379)	453,614	—	453,614
Cash dividends:									
$0.09 per share Class B Common Stock	—	—	—	(640)	—	—	(640)	—	(640)
$0.10 per share Common Stock	—	—	—	(2,440)	—	—	(2,440)	—	(2,440)
Exercise of stock options	—	—	(196)	—	—	1,089	893	—	893
Purchase of treasury stock	—	—	—	—	—	(2,286)	(2,286)	—	(2,286)
Savings and profit-sharing contribution	56	—	900	—	—	—	956	—	956
Reissuance of treasury stock	—	—	(5)	—	—	57	52	—	52
Issuance of non-vested stock	78	—	(731)	—	—	653	—	—	—
Share-based compensation	—	—	8,170	—	—	—	8,170	—	8,170
Conversions of Class B Common Stock	19	(19)	—	—	—	—	—	—	—
Distribution to noncontrolling interest	—	—	—	—	—	—	—	(2,044)	(2,044)
Comprehensive income (loss)	—	—	—	(11,972)	9,750	—	(2,222)	2,868	646
BALANCES AT DECEMBER 29, 2022	$ 24,498	$ 7,111	$ 153,794	$ 274,254	$ (1,694)	$ (1,866)	$ 456,097	$ 824	$ 456,921

See accompanying notes.

THE MARCUS CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)

	Year Ended		
	December 29, 2022	December 30, 2021	December 31, 2020
OPERATING ACTIVITIES			
Net loss	$ (9,104)	$ (43,293)	$ (124,866)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:			
Losses on investments in joint ventures	143	92	1,539
Distributions from joint ventures	125	—	—
Gain on disposition of property, equipment and other assets	(1,071)	(3,163)	(856)
Gain on sale of hotel	(6,274)	—	—
Impairment charges	1,525	5,766	24,676
Depreciation and amortization	67,073	72,127	75,052
Amortization of debt issuance costs and debt discount	1,614	2,198	2,235
Share-based compensation	8,170	9,316	4,385
Deferred income taxes	7,033	(15,843)	(38,836)
Other long-term obligations	(209)	1,689	2,969
Contribution of the Company's stock to savings and profit-sharing plan	956	1,011	1,315
Changes in operating assets and liabilities:			
Accounts receivable	6,838	(22,055)	23,106
Government grants receivable	4,335	578	(4,913)
Other assets	(1,874)	(2,255)	3,476
Operating leases	(1,768)	(5,325)	9,185
Accounts payable	(3,262)	21,501	(32,131)
Income taxes	22,722	8,508	1,467
Taxes other than income taxes	(1,621)	1,258	(2,305)
Accrued compensation	2,038	12,841	(10,422)
Other accrued liabilities	(4,180)	1,300	(3,630)
Total adjustments	102,313	89,544	56,312
Net cash provided by (used in) operating activities	93,209	46,251	(68,554)
INVESTING ACTIVITIES			
Capital expenditures	(36,843)	(17,082)	(21,363)
Proceeds from disposals of property, equipment and other assets	4,850	22,145	4,485
Net proceeds from sale of hotel	31,101	—	—
Capital contribution in joint venture	—	(2,427)	(28)
Proceeds from sale of trading securities	141	377	5,184
Purchase of trading securities	(263)	(3,080)	(801)
Property insurance recoveries	1,215	—	—
Life insurance premium reimbursement	—	11,411	—
Other investing activities	(547)	(461)	450
Net cash provided by (used in) investing activities	(346)	10,883	(12,073)
FINANCING ACTIVITIES			
Debt transactions:			
Proceeds from borrowings on revolving credit facility	100,000	178,500	221,500
Repayment of borrowings on revolving credit facility	(100,000)	(178,500)	(302,500)
Proceeds from short-term borrowings	—	—	90,800
Repayment on short-term borrowings	(47,499)	(40,346)	(2,955)
Proceeds from convertible senior notes	—	—	100,050
Principal payments on long-term debt	(35,740)	(10,717)	(9,447)
Proceeds received from PPP loans expected to be repaid	—	—	3,424
Proceeds received from borrowing on insurance policy	—	6,700	—
Principal payments on finance lease obligations	(2,670)	(2,774)	(2,007)
Debt issuance costs	(37)	(208)	(7,560)
Equity transactions:			
Treasury stock transactions, except for stock options	(1,467)	(417)	(534)
Exercise of stock options	126	594	379
Capped call transactions	—	—	(16,908)
Dividends paid	(3,080)	—	(5,145)
Distributions to noncontrolling interest	(2,044)	—	—
Net cash provided by (used in) financing activities	(92,411)	(47,168)	69,097
Net increase (decrease) in cash, cash equivalents and restricted cash	452	9,966	(11,530)
Cash, cash equivalents and restricted cash at beginning of year	24,054	14,088	25,618
Cash, cash equivalents and restricted cash at end of year	$ 24,506	$ 24,054	$ 14,088
Supplemental Information:			
Change in accounts payable for additions to property and equipment	$ (348)	$ 1,122	$ (4,081)

See accompanying notes.

1. Description of Business and Summary of Significant Accounting Policies

Description of Business - The Marcus Corporation and its subsidiaries (the "Company") operate principally in two business segments:

Theatres: Operates multiscreen motion picture theatres in Wisconsin, Illinois, Iowa, Minnesota, Missouri, Nebraska, North Dakota, Ohio, Arkansas, Colorado, Georgia, Kentucky, Louisiana, New York, Pennsylvania, Texas and Virginia and a family entertainment center in Wisconsin.

Hotels and Resorts: Owns and operates full service hotels and resorts in Wisconsin, Illinois and Nebraska and manages full service hotels, resorts and other properties in Wisconsin, Illinois, Minnesota, Iowa, Nevada, Pennsylvania, California and Nebraska.

Principles of Consolidation - The consolidated financial statements include the accounts of The Marcus Corporation and all of its subsidiaries. The Company has ownership interests greater than 50% in one joint venture that is considered a Variable Interest Entity (VIE) that is also included in the accounts of the Company. The Company is the primary beneficiary of the VIE and the Company's interest is considered a majority voting interest. The primary asset of this VIE, The Skirvin Hilton, was sold on December 16, 2022 as discussed in Note 5 - Asset Sale. The equity interest of outside owners in consolidated entities is recorded as noncontrolling interests in the consolidated balance sheets, and their share of earnings is recorded as net earnings attributable to noncontrolling interests in the consolidated statements of earnings (loss) in accordance with the partnership agreements.

Investments in affiliates which are 50% or less owned by the Company for which the Company exercises significant influence but does not have control are accounted for on the equity method.

All intercompany accounts and transactions have been eliminated in consolidation.

Use of Estimates - The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Cash Equivalents - The Company considers all highly liquid investments with maturities of three months or less when purchased to be cash equivalents. Cash equivalents are carried at cost, which approximates fair value.

Restricted Cash - Restricted cash consists of bank accounts related to capital expenditure reserve funds, sinking funds, operating reserves and replacement reserves and may include amounts held by a qualified intermediary agent to be used for tax-deferred, like-kind exchange transactions. Restricted cash also includes funds held within the Company's captive insurance entity that are designated to pay expenses related specifically to the captive.

Fair Value Measurements - Certain financial assets and liabilities are recorded at fair value in the financial statements. Some are measured on a recurring basis while others are measured on a non-recurring basis. Financial assets and liabilities measured on a recurring basis are those that are adjusted to fair value each time a financial statement is prepared. Financial assets and liabilities measured on a non-recurring basis are those that are adjusted to fair value when a significant event occurs. A fair value measurement assumes that a transaction to sell an asset or transfer a liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market for the asset or liability.

(in thousands, except share and per share data)

1. Description of Business and Summary of Significant Accounting Policies (continued)

The Company's assets and liabilities measured at fair value are classified in one of the following categories:

Level 1 - Assets or liabilities for which fair value is based on quoted prices in active markets for identical instruments as of the reporting date. At December 29, 2022 and December 30, 2021, respectively, the Company's $3,932 and $4,617 of debt and equity securities classified as trading were valued using Level 1 pricing inputs and were included in other current assets. At December 29, 2022 and December 30, 2021, the Company had investments in money market funds of $6,000 and $5,000, respectively, that were valued using Level 1 pricing inputs and were included in cash and cash equivalents.

Level 2 - Assets or liabilities for which fair value is based on valuation models for which pricing inputs were either directly or indirectly observable as of the reporting date. At December 29, 2022 and December 30, 2021, the Company's $108 asset and $689 liability, respectively, related to the Company's interest rate hedge contract was valued using Level 2 pricing inputs.

Level 3 - Assets or liabilities for which fair value is based on valuation models with significant unobservable pricing inputs and which result in the use of management estimates. At December 29, 2022 and December 30, 2021, none of the Company's recorded assets or liabilities that are measured on a recurring basis at fair market value were valued using Level 3 pricing inputs. Assets and liabilities that are measured on a non-recurring basis are discussed in Note 4 and Note 7.

The carrying value of the Company's financial instruments (including cash and cash equivalents, restricted cash, accounts receivable and accounts payable) approximates fair value. The fair value of the Company's $80,000 of senior notes, valued using Level 2 pricing inputs, is approximately $71,328 at December 29, 2022, determined based upon discounted cash flows using current market interest rates for financial instruments with a similar average remaining life. The fair value of the Company's $100,050 of convertible senior notes, valued using Level 2 pricing inputs, is approximately $145,389 at December 29, 2022, determined based on market rates and the closing trading price of the convertible senior notes as of December 29, 2022 (see Note 7 for further discussion on the Company's senior notes and convertible senior notes). The carrying amounts of the Company's remaining long-term debt approximate their fair values, determined using current rates for similar instruments, or Level 2 pricing inputs.

Accounts Receivable - The Company evaluates the collectibility of its accounts receivable based on a number of factors. For larger accounts, an allowance for doubtful accounts is recorded based on the applicable parties' ability and likelihood to pay based on management's review of the facts. For all other accounts, the Company recognizes an allowance based on length of time the receivable is past due based on historical experience and industry practice.

Inventory - Inventories, consisting of food and beverage and concession items, are stated at the lower of cost or market. Cost has been determined using the first-in, first-out method. Inventories of $5,662 and $4,913 as of December 29, 2022 and December 30, 2021, respectively, were included in other current assets.

Assets Held for Sale – Long-lived assets that are expected to be sold within the next 12 months and meet the other relevant held-for-sale criteria are classified as assets held for sale and included within current assets on the consolidated balance sheet. Assets held for sale are measured at the lower of their carrying value or their fair value less costs to sell the asset. As of December 29, 2022, assets held for sale consists primarily of land.

Property and Equipment - The Company records property and equipment at cost. Major renewals and improvements are capitalized, while maintenance and repairs that do not improve or extend the lives of the respective assets are expensed currently. Included in property and equipment are assets related to finance leases. These assets are depreciated over the shorter of the estimated useful lives or related lease terms.

(in thousands, except share and per share data)

1. Description of Business and Summary of Significant Accounting Policies (continued)

Depreciation and amortization of property and equipment are provided using the straight-line method over the shorter of the following estimated useful lives or any related lease terms:

	Years
Land improvements	10 - 20
Buildings and improvements	12 - 39
Leasehold improvements	3 - 40
Furniture, fixtures and equipment	2 - 20
Finance lease right-of-use assets	4 - 15

Depreciation expense totaled $67,041, $72,044 and $75,067 for fiscal 2022, fiscal 2021 and fiscal 2020, respectively.

Long-Lived Assets - The Company periodically considers whether indicators of impairment of long-lived assets held for use are present. This includes quantitative and qualitative factors, including evaluating the historical actual operating performance of the long-lived assets and assessing the potential impact of recent events and transactions impacting the long-lived assets. If such indicators are present, the Company determines if the long-lived assets are recoverable by assessing whether the sum of the estimated undiscounted future cash flows attributable to such assets is less than their carrying amounts. If the long-lived assets are not recoverable, the Company recognizes any impairment losses based on the excess of the carrying amount of the assets over their fair value. During fiscal 2022 and fiscal 2021, the Company determined that indicators of impairment were present. As such, the Company evaluated the value of its property and equipment and the value of its operating lease right-of-use assets and recorded impairment charges in as discussed in Note 4.

Acquisition - The Company recognizes identifiable assets acquired, liabilities assumed and noncontrolling interests assumed in an acquisition at their fair values at the acquisition date based upon all information available to it, including third-party appraisals. Acquisition-related costs, such as due diligence and legal fees, are expensed as incurred. The excess of the acquisition cost over the fair value of the identifiable net assets is reported as goodwill.

Goodwill - The Company reviews goodwill for impairment annually or more frequently if certain indicators arise. The Company performs its annual impairment test on the first day of the fiscal fourth quarter. Goodwill is tested for impairment at a reporting unit level, determined to be at an operating segment level. When reviewing goodwill for impairment, the Company considers the amount of excess fair value over the carrying value of the reporting unit, the period of time since its last quantitative test, and other factors to determine whether or not to first perform a qualitative test. When performing a qualitative test, the Company assesses numerous factors to determine whether it is more likely than not that the fair value of its reporting unit is less than its carrying value. Examples of qualitative factors that the Company assesses include its share price, its financial performance, market and competitive factors in its industry, and other events specific to the reporting unit. If the Company concludes that it is more likely than not that the fair value of its reporting unit is less than it carrying value, the Company performs a quantitative impairment test by comparing the carrying value of the reporting unit to the estimated fair value.

During fiscal 2022 and fiscal 2021, the Company performed a quantitative analysis for its annual goodwill impairment test as of September 30, 2022 and October 1, 2021, respectively. In order to determine fair value, the Company used assumptions based on information available to it as the date of the quantitative test, including both market data and forecasted cash flows (Level 3 pricing inputs). The Company determined that the fair value of its goodwill was greater than its carrying value and deemed that no impairment was indicated in either fiscal 2022 or fiscal 2021.

At December 29, 2022 and December 30, 2021, the Company's goodwill balance was $75,015 and $75,095, respectively. The change in goodwill is due to a deferred tax adjustment related to the prior acquisition of a business. Substantially all of the Company's goodwill relates to the theatre reporting unit.

Trade Name Intangible Asset – The Company recorded a trade name intangible asset in conjunction with the Movie Tavern acquisition that was determined to have an indefinite life. The Company reviews its trade name intangible asset for

(in thousands, except share and per share data)

1. Description of Business and Summary of Significant Accounting Policies (continued)

impairment at least annually or whenever events or changes in circumstances indicate the carrying value may not be fully recoverable. During fiscal 2020, the Company determined that indicators of impairment were present. As such, the Company evaluated the value of its trade name intangible asset and recorded an impairment charge during fiscal 2020 as discussed in Note 4.

Capitalization of Interest - The Company capitalizes interest during construction periods by adding such interest to the cost of constructed assets. Interest of approximately $18, $23 and $48 was capitalized in fiscal 2022, fiscal 2021 and fiscal 2020, respectively.

Debt Issuance Costs - The Company records debt issuance costs on short-term borrowings and long-term debt as a direct deduction from the related debt liability. Debt issuance costs related to the Company's revolving credit facility are included in other long-term assets. Debt issuance costs are deferred and amortized over the term of the related debt agreements. Amortization of debt issuance costs and amortization of debt discount totaled $1,614, $2,198 and $2,235 for fiscal 2022, fiscal 2021 and fiscal 2020, respectively, and were included in interest expense on the consolidated statements of earnings (loss).

Leases - The Company follows Financial Accounting Standards Board (FASB) Accounting Standards Update (ASU) No. 2016-02, *Leases*, (Accounting Standards Codification (ASC) 842), when accounting for leases. See Note 8 - Leases.

Investments – The Company has investments in debt and equity securities. These securities are stated at fair value based on listed market prices, where available, with the change in fair value recorded as investment income or loss within the consolidated statements of earnings (loss). The cost of securities sold is based upon the specific identification method.

Revenue Recognition - The Company recognizes revenue in accordance with ASC 606, *Revenue from Contracts with Customers*. See Note 3 - Revenue Recognition.

Advertising and Marketing Costs - The Company expenses all advertising and marketing costs as incurred.

Insurance Reserves - The Company uses a combination of insurance and self insurance mechanisms, including participation in captive insurance entities, to provide for the potential liabilities for certain risks, including workers' compensation, healthcare benefits, general liability, property insurance, director and officers' liability insurance, cyber liability, employment practices liability and business interruption. Liabilities associated with the risks that are retained by the company are not discounted and are estimated, in part, by considering historical claims experience, demographic factors and severity factors.

Income Taxes - The Company recognizes deferred tax assets and liabilities based on the differences between the financial statement carrying amounts and the tax basis of assets and liabilities. Deferred tax assets represent items to be used as a tax deduction or credit in the future tax returns for which the Company has already properly recorded the tax benefit in the income statement. The Company regularly assesses the probability that the deferred tax asset balance will be recovered against future taxable income, taking into account such factors as earnings history, carryback and carryforward periods, and tax strategies. When the indications are that recovery is not probable, a valuation allowance is established against the deferred tax asset, increasing income tax expense in the year that conclusion is made.

The Company assesses income tax positions and records tax benefits for all years subject to examination based upon management's evaluation of the facts, circumstances and information available at the reporting dates. For those tax positions where it is more-likely-than-not that a tax benefit will be sustained, the Company records the largest amount of tax benefit with a greater than 50% likelihood of being realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where it is not more-likely-than-not that a tax benefit will be sustained, no tax benefit is recognized in the financial statements. See Note 11 - Income Taxes.

Earnings (Loss) Per Share - Net earnings (loss) per share (EPS) of Common Stock and Class B Common Stock is computed using the two class method. Basic net earnings (loss) per share is computed by dividing net earnings (loss) by the weighted-average number of common shares outstanding. Diluted net earnings (loss) per share is computed by dividing net earnings (loss) by the weighted-average number of common shares outstanding, adjusted for the effect of dilutive stock

1. Description of Business and Summary of Significant Accounting Policies (continued)

options and convertible debt instruments using the if-converted method. Convertible Class B Common Stock and convertible debt instruments are reflected on an if-converted basis when dilutive to Common Stock. The computation of the diluted net earnings (loss) per share of Common Stock assumes the conversion of Class B Common Stock in periods that have net earnings since it would be dilutive to Common Stock earnings per share, while the diluted net earnings (loss) per share of Class B Common Stock does not assume the conversion of those shares.

Holders of Common Stock are entitled to cash dividends per share equal to 110% of all dividends declared and paid on each share of Class B Common Stock. As such, the undistributed earnings (losses) for each period are allocated based on the proportionate share of entitled cash dividends.

The following table illustrates the computation of Common Stock and Class B Common Stock basic and diluted net earnings (loss) per share and provides a reconciliation of the number of weighted-average basic and diluted shares outstanding:

	Year Ended		
	December 29, 2022	December 30, 2021	December 31, 2020
Numerator:			
Net loss attributable to The Marcus Corporation	$ (11,972)	$ (43,293)	$ (124,843)
Denominator (in thousands):			
Denominator for basic EPS	31,488	31,360	31,042
Effect of dilutive employee stock options	—	—	—
Effect of convertible notes	—	—	—
Denominator for diluted EPS	31,488	31,360	31,042
Net loss per share – Basic:			
Common Stock	$ (0.39)	$ (1.42)	$ (4.13)
Class B Common Stock	$ (0.35)	$ (1.25)	$ (3.74)
Net loss per share- Diluted:			
Common Stock	$ (0.39)	$ (1.42)	$ (4.13)
Class B Common Stock	$ (0.35)	$ (1.25)	$ (3.74)

For the periods when the Company reports a net loss, common stock equivalents are excluded from the computation of diluted loss per share as their inclusion would have an antidilutive effect.

At December 29, 2022, December 30, 2021 and December 31, 2020, respectively, approximately 75,000, 104,000 and 76,000 common stock equivalents were excluded from the computation of diluted net loss per share because of the Company's net loss. At December 29, 2022, December 30, 2021 and December 31, 2020, approximately 9,141,140, 9,084,924 and 9,084,924 common stock equivalents underlying the conversion of the convertible senior notes were excluded from the computation of diluted net loss per share because of the Company's net loss. Additionally, options to purchase 2,547,000 shares, 1,999,000 shares and 1,706,000 shares of common stock at prices ranging from $16.32 to $41.90, $18.68 to $41.90 and $16.32 to $41.90 per share were outstanding at December 29, 2022, December 30, 2021 and December 31, 2020, respectively, but were not included in the computation of diluted EPS because the options' exercise price was greater than the average market price of the common shares, and therefore, the effect would be antidilutive.

(in thousands, except share and per share data)

1. Description of Business and Summary of Significant Accounting Policies (continued)

Accumulated Other Comprehensive Loss – Accumulated other comprehensive loss presented in the accompanying consolidated balance sheets consists of the following, all presented net of tax:

	December 29, 2022	December 30, 2021
Unrecognized gain (loss) on interest rate swap agreements	$ 80	(509)
Net unrecognized actuarial loss for pension obligation	(1,774)	(10,935)
	$ (1,694)	$ (11,444)

New Accounting Pronouncements - During the first quarter of fiscal 2022, the Company adopted ASU No. 2021-10, *Government Assistance (Topic 832): Disclosures by Business Entities about Government Assistance.* The amendments in this update provide increased transparency of government assistance including the requirement of certain disclosures in a company's notes to the consolidated financial statements about transactions with a government. The adoption of the new standard did not have a material effect on the Company's consolidated financial statements.

In March 2020, the FASB issued ASU No. 2020-04*, Reference Rate Reform (Topic 848): Facilitation of the Effects of Reference Rate Reform on Financial Reporting*. The amendments in this update provide optional expedients and exceptions to the existing guidance on contract modifications and hedge accounting to ease the financial reporting burdens of the expected market transition from the London Interbank Offered Rate (LIBOR), or other interbank offered rates, to alternative reference rates such as the Secured Overnight Financing Rate (SOFR). ASU No. 2020-14 is optional, effective immediately, and may be elected over time as reference rate reform activities occur, generally through December 31, 2024. During the first quarter of fiscal 2023, in conjunction with the execution of the fifth amendment to the Company's credit agreement (see Note 7), the Company elected SOFR as its ongoing reference rate. The Company believes that adoption of the new standard will not have a material effect on its consolidated financial statements.

On January 1, 2021, the Company adopted ASU No. 2020-06, *Debt - Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging - Contracts in Entity's Own Equity (Subtopic 815-40): Accounting for Convertible Instruments and Contracts in an Entity's Own Equity*. ASU No. 2020-06 is designed to simplify the accounting for certain financial instruments with characteristics of liabilities and equity, including convertible instruments and contracts on an entity's own equity. The amendments remove the separation models in ASC 470-20 for certain contracts. As a result, embedded conversion features are not presented separately in equity, rather, the contract is accounted for as a single liability measured at its amortized cost.

The Company adopted ASU No. 2020-06 using a modified retrospective method of transition. As such, the Company recorded a one-time cumulative effect adjustment to the balance sheet and the reported financial information for the historical comparable periods will not be revised and will continue to be reported under the accounting standard in effect during the historical periods. The Company recorded a one-time cumulative effect adjustment to the balance sheet on January 1, 2021 as follows:

	Balance at December 31, 2020	Cumulative adjustment	Balance at January 1, 2021
Long-term debt	$ 193,036	$ 21,393	$ 214,429
Deferred income taxes	33,429	(5,584)	27,845
Capital in excess of par	153,529	(16,511)	137,018
Retained earnings	331,897	702	332,599

(in thousands, except share and per share data)

2. Impact of COVID-19 Pandemic

The COVID-19 pandemic had an unprecedented impact on the world and both of the Company's business segments. As an operator of movie theatres, hotels and resorts, restaurants and bars, each of which consists of spaces where customers and guests gather in close proximity, the Company's businesses were significantly impacted by protective actions that federal, state and local governments took to control the spread of the pandemic, and customers' reactions or responses to such actions. The extent of these protective actions and their impact on the Company's businesses dissipated throughout fiscal 2022.

The Company began fiscal 2022 with all of its theatres open with normal operating days and hours. While still below pre-COVID-19 levels, attendance has continued to gradually improve as the number of vaccinated individuals increased, more films are released, and customers indicate increasing willingness to return to movie theatres.

The Company began fiscal 2022 with all eight of its company-owned and managed hotels open. All of the Company's restaurants and bars in its hotels and resorts were open during the majority of fiscal 2022, operating in some cases with reduced operating hours. The majority of the Company's hotels and restaurants are now generating revenues at or above pre-pandemic levels, while at certain hotels that primarily serve group business, revenues remain below pre-pandemic levels with improving occupancy and business travel activity increasing.

During fiscal 2022 and fiscal 2021, the Company received $22,959 and $1,800, respectively, of federal income tax refunds (including $636 of interest) related to its fiscal 2020 tax return, with the primary benefit derived from net operating loss carrybacks to prior years. During fiscal 2020 and fiscal 2021, the Company received $31,500 and $5,900, respectively, of tax refunds from its fiscal 2019 tax return. The Company also generated additional income tax loss carryforwards during fiscal 2021 that will benefit future years.

During the fourth quarter of fiscal 2020 and continuing into fiscal 2021, a number of states elected to provide grants to certain businesses most impacted by the COVID-19 pandemic. The Company received $8,100 of these grants in fiscal 2021 and $4,335 in state grants during fiscal 2022 that were awarded and accrued during the fourth quarter of fiscal 2021.

As of December 29, 2022, the Company had cash and cash equivalents of $21,704 and $221,809 of availability under its $225,000 revolving credit facility. With this strong liquidity position, combined with cash generated from operations and proceeds from the sale of surplus real estate, the Company believes that it is positioned to meet its obligations as they come due and continue to sustain its operations throughout fiscal 2023 and beyond, even if its properties continue to generate reduced revenues during these periods.

3. Revenue Recognition

Revenue from contracts with customers is recognized when, or as, the Company satisfies its performance of obligations by transferring the promised services to the customer. A service is transferred to a customer when, or as, the customer obtains control of that service. A performance obligation may be satisfied over time or at a point in time. Revenue from a performance obligation satisfied over time is recognized by measuring the Company's progress in satisfying the performance obligation in a manner that depicts the transfer of the services to the customer. Revenue from a performance obligation satisfied at a point in time is recognized at the point in time that the Company determines the customer obtains

(in thousands, except share and per share data)

3. Revenue Recognition (continued)

control over the promised service. The amount of revenue recognized reflects the consideration entitled to in exchange for those services.

The disaggregation of revenues by business segment for fiscal 2022, fiscal 2021 and fiscal 2020 is as follows:

	Fiscal 2022			
	Reportable Segment			
	Theatres	Hotels/Resorts	Corporate	Total
Theatre admissions	$ 198,485	$ —	$ —	$ 198,485
Rooms	—	107,699	—	107,699
Theatre concessions	180,180	—	—	180,180
Food and beverage	—	74,836	—	74,836
Other revenues(1)	29,076	53,117	367	82,560
Cost reimbursements	—	33,634	—	33,634
Total revenues	$ 407,741	$ 269,286	$ 367	$ 677,394

	Fiscal 2021			
	Reportable Segment			
	Theatres	Hotels/Resorts	Corporate	Total
Theatre admissions	$ 130,740	$ —	$ —	$ 130,740
Rooms	—	77,650	—	77,650
Theatre concessions	118,666	—	—	118,666
Food and beverage	—	47,086	—	47,086
Other revenues(1)	21,754	43,219	358	65,331
Cost reimbursements	88	18,683	—	18,771
Total revenues	$ 271,248	$ 186,638	$ 358	$ 458,244

	Fiscal 2020			
	Reportable Segment			
	Theatres	Hotels/Resorts	Corporate	Total
Theatre admissions	$ 64,825	$ —	$ —	$ 64,825
Rooms	—	35,386	—	35,386
Theatre concessions	56,711	—	—	56,711
Food and beverage	—	24,822	—	24,822
Other revenues(1)	10,764	27,552	426	38,742
Cost reimbursements	324	16,878	—	17,202
Total revenues	$ 132,624	$ 104,638	$ 426	$ 237,688

(1) Included in other revenues is an immaterial amount related to rental income that is not considered contract revenue from contracts with customers under ASC 606.

The Company recognizes revenue from its rooms as earned on the close of business each day. Revenue from theatre admissions, theatre concessions and food and beverage sales are recognized at the time of sale.

Revenues from advanced ticket and gift card sales are recorded as deferred revenue and are recognized when tickets or gift cards are redeemed. Gift card breakage income is recognized based upon historical redemption patterns and represents the balance of gift cards for which the Company believes the likelihood of redemption by the customer is remote. Gift card breakage income is recorded in other revenues in the consolidated statements of earnings (loss).

(in thousands, except share and per share data)

3. Revenue Recognition (continued)

Other revenues include management fees for theatres and hotels under management agreements. The management fees are recognized as earned based on the terms of the agreements. The management fees include variable consideration that is recognized based on the Company's right to invoice as the amount invoiced corresponds directly to the value transferred to the customer. Other revenues also include family entertainment center revenues and revenues from Hotels/Resorts outlets such as spa, ski, golf and parking, each of which are recognized at the time of sale. In addition, other revenues include pre-show advertising income in the Company's theatres. Pre-show advertising revenue includes variable consideration, primarily based on attendance levels, that is allocated to distinct time periods that make up the overall performance obligation.

Cost reimbursements primarily consist of payroll and related expenses at managed properties where the Company is the employer and may include certain operational and administrative costs as provided for in the Company's contracts with owners. These costs are reimbursed back to the Company. As these costs have no added markup, the revenue and related expense have no impact on operating income (loss) or net earnings (loss).

The timing of the Company's revenue recognition may differ from the timing of payment by customers. However, the Company typically receives payment within a very short period of time of when the revenue is recognized. The Company records a receivable when revenue is recognized prior to payment and it has an unconditional right to payment. Alternatively, when payment precedes the provision for the related services, deferred revenue is recorded until the performance obligation is satisfied.

Revenues do not include sales tax as the Company considers itself a pass-through conduit for collecting and remitting sales tax.

The Company had deferred revenue from contracts with customers of $37,046, $39,144 and $37,307 as of December 29, 2022, December 30, 2021 and December 31, 2020, respectively. The Company had no contract assets as of December 29, 2022 and December 30, 2021. During fiscal 2022, the Company recognized revenue of $15,863 that was included in deferred revenues as of December 30, 2021. During fiscal 2021, the Company recognized revenue of $13,968 that was included in deferred revenues as of December 31, 2020. The majority of the Company's deferred revenue relates to non-redeemed gift cards, advanced ticket sales and the Company's loyalty program.

As of December 29, 2022, the amount of transaction price allocated to the remaining performance obligations under the Company's advanced ticket sales was $2,347 and is reflected in the Company's consolidated balance sheet as part of deferred revenues, which is included in other accrued liabilities. As of December 29, 2022, the amount of transaction price allocated to the remaining performance obligations related to the amount of Theatres non-redeemed gift cards was $19,492 and is reflected in the Company's consolidated balance sheet as part of deferred revenues. The Company recognizes revenue as the tickets and gift cards are redeemed, which is expected to occur within the next two years.

As of December 29, 2022, the amount of transaction price allocated to the remaining performance obligations related to the amount of Hotels and Resorts non-redeemed gift cards was $3,851 and is reflected in the Company's consolidated balance sheet as part of deferred revenues, which is included in other accrued liabilities. The Company recognizes revenue as the gift cards are redeemed, which is expected to occur within the next two years.

The majority of the Company's revenue is recognized in less than one year from the original contract.

4. Impairment Charges

During fiscal 2022, the Company determined that indicators of impairment were present at certain theatre asset groups. For certain of the theatre asset groups evaluated for impairment, the sum of the estimated undiscounted future cash flows attributable to certain theatre assets was less than their carrying amounts. The Company evaluated the fair value of these assets, consisting primarily of land, building, leasehold improvements, furniture, fixtures and equipment, and operating lease right-of-use assets less lease obligations, and determined that the fair value, measured using Level 3 pricing inputs (using estimated discounted cash flows over the life of the primary assets) was less than their carrying value and recorded impairment losses of $1,525, reducing certain property and equipment and certain operating lease right-of-use assets. The

(in thousands, except share and per share data)

4. Impairment Charges (continued)

remaining net book value of the impaired assets was $5,229 as of December 29, 2022, excluding any applicable remaining lease obligations.

During fiscal 2021, the Company determined that indicators of impairment were present at certain theatre asset groups. For certain of the theatre asset groups evaluated for impairment, the sum of the estimated undiscounted future cash flows attributable to certain theatre assets was less than their carrying amounts. The Company evaluated the fair value of these assets, consisting primarily of land, building, leasehold improvements, furniture, fixtures and equipment, and operating lease right-pf-use assets less lease obligations, and determined that the fair value, measured using Level 3 pricing inputs (using estimated discounted cash flows over the life of the primary assets, including estimated sale proceeds) was less than their carrying value and recorded impairment losses of $5,766, reducing certain property and equipment and certain operating lease right-of-use assets. The remaining net book value of the impaired assets was $11,689 as of December 30, 2021, excluding any applicable remaining lease obligations.

In fiscal 2020, the Company determined that indicators of impairment were evident at all asset groups. For certain theatre asset groups evaluated for impairment, the sum of the estimated undiscounted future cash flows attributable to these assets was less than their carrying amounts. The Company evaluated the fair value of these assets, consisting primarily of land, building, leasehold improvements, furniture, fixtures and equipment, and operating lease right-of-use assets less lease obligations, and determined that the fair value, measured using Level 3 pricing inputs (using estimated discounted cash flows over the life of the primary assets, including estimated sale proceeds) was less than their carrying value and recorded a $22,076 impairment less, reducing certain property and equipment and certain operating lease right-of-use assets. The remaining net book value of the impaired assets was $33,313 as of December 31, 2020, excluding any applicable remaining lease obligations.

In fiscal 2020, the Company determined that indicators of impairment were evident related to its trade name intangible asset. The Company estimated the fair value of its trade name intangible asset using an income approach, specifically the relief from royalty method, which uses certain assumptions that are Level 3 pricing inputs, including future revenues attributable to the trade name, a royalty rate (1.0% as of December 31, 2020) and a discount rate (17.0% as of December 31, 2020). During fiscal 2020, the Company determined that the fair value of the asset was less than the carrying value and recorded a $2,600 impairment loss. The fair value of the trade name intangible asset was $6,900 as of December 31, 2020.

5. Asset Sale

On December 16, 2022, the Company, together with its noncontrolling interest joint venture partner, Skirvin Partners in Development, sold The Skirvin Hilton hotel in Oklahoma City, Oklahoma for a total sale price of $36,750. The assets sold consisted primarily of land, building, equipment and other assets. Net proceeds from the sale were approximately $31,101, net of transaction costs of $609 and retirement of a ground lease obligation of $5,040. The retirement of the ground lease obligation resulted in the Company owning the land, which was then conveyed to the buyer. Additionally, $24,111 in mortgage debt was retired. The transaction resulted in a gain on sale of $6,274. The Skirvin Hilton revenues for fiscal 2022 through the date of sale, fiscal 2021 and fiscal 2020 were $15,979, $12,121 and $7,521, respectively. The Skirvin Hilton operating loss was $387, $104 and $1,800 for fiscal 2022, fiscal 2021 and fiscal 2020 respectively. Pursuant to the terms of the partnership agreement, $2,044 was distributed to noncontrolling interests during fiscal 2022 representing the partner's share of net sales proceeds and partnership liquidation proceeds. The remaining amount to be distributed to noncontrolling interests is $824 as of December 29, 2022 and is included in noncontrolling interests in the consolidated balance sheet.

6. Additional Balance Sheet Information

The composition of accounts receivable is as follows:

	December 29, 2022	December 30, 2021
Trade receivables, net of allowances of $172 and $1,001, respectively	$ 6,707	$ 8,981
Other receivables	14,748	19,921
	$ 21,455	$ 28,902

(in thousands, except share and per share data)

6. Additional Balance Sheet Information (continued)

The composition of property and equipment, which is stated at cost, is as follows:

	December 29, 2022	December 30, 2021
Land and improvements	$ 132,285	$ 129,642
Buildings and improvements	729,177	756,974
Leasehold improvements	167,516	166,060
Furniture, fixtures and equipment	386,197	375,650
Finance lease right-of-use assets	29,885	75,124
Construction in progress	10,305	6,000
	1,455,365	1,509,450
Less accumulated depreciation and amortization	739,600	738,258
	$ 715,765	$ 771,192

The composition of other assets is as follows:

	December 29, 2022	December 30, 2021
Intangible assets	6,945	6,987
Other assets	5,946	5,702
	$ 12,891	$ 12,689

Included in intangible assets is a trade name valued at $6,900 as of December 29, 2022 and December 30, 2021 that has an indefinite life.

7. Long-Term Debt and Short-Term Borrowings

Long-term debt is summarized as follows:

	December 29, 2022	December 30, 2021
Mortgage notes	$ —	$ 24,388
Senior notes	80,000	90,000
Unsecured term note due February 2025, with monthly principal and interest payments of $39, bearing interest at 5.75%	954	1,356
Convertible senior notes	100,050	100,050
Payroll Protection Program loans	2,240	3,181
Revolving credit agreement	—	—
Debt issuance costs	(2,807)	(3,831)
Total debt, net of debt issuance costs	180,437	215,144
Less current maturities, net of issuance costs	10,432	10,967
Long-term debt	170,005	204,177
Short-term borrowings	—	47,346
Total debt and short-term borrowings, net of issuance costs	$ 180,437	$ 262,490

(in thousands, except share and per share data)

7. Long-Term Debt and Short-Term Borrowings (continued)

On December 16, 2022, in conjunction with the sale of a hotel, the mortgage notes were retired. The mortgage notes bore fixed rate interest from 3.00% to 5.03% and had a weighted-average rate of 4.27% at December 30, 2021. The mortgage notes were secured by the related land, buildings and equipment.

Credit Agreement and Short-Term Borrowings

On January 9, 2020, the Company replaced its then-existing credit agreement with several banks. On April 29, 2020, the Company entered into the First Amendment, on September 15, 2020, the Company entered into the Second Amendment, on July 13, 2021, the Company entered into the Third Amendment, on July 29, 2022, the Company entered into the Fourth Amendment and on February 10, 2023, the Company entered into the Fifth Amendment (the Credit Agreement, as amended by the First Amendment, the Second Amendment, the Third Amendment, the Fourth Amendment and the Fifth Amendment, hereinafter referred to as the "Credit Agreement").

The Credit Agreement provides for a revolving credit facility that matures on January 9, 2025 with an initial maximum aggregate amount of availability of $225,000. At December 29, 2022, there were no borrowings outstanding on the revolving credit facility, which when borrowed, bear interest at LIBOR plus a margin, effectively 6.75% at December 29, 2022. Availability under the $225,000 revolving credit facility was $221,809 as of December 29, 2022 after taking into consideration outstanding letters of credit that reduce revolver availability.

In conjunction with the First Amendment, the Company added an initial $90,800 term loan facility that was scheduled to mature on September 22, 2021. In conjunction with the Third Amendment, the term loan facility was reduced to $50,000 and the maturity date was extended to September 22, 2022. On July 29, 2022, in conjunction with the Fourth Amendment, the Company repaid $46,679 of short-term borrowings, repaying in full and retiring the term loan facility maturing on September 22, 2022. Additionally, the Fourth Amendment modified the consolidated fixed charge coverage covenant, reducing the requirement to maintain a consolidated fixed charge coverage ratio of at least 3.0 to 1.0 to at least 2.5 to 1.0 starting as of the end of the fiscal quarter ending March 20, 2023, and continuing for each fiscal quarter thereafter.

During fiscal 2022 and prior to the Fifth Amendment, borrowings under the Credit Agreement generally bear interest at a variable rate equal to (i) LIBOR, subject to a 1% floor, plus a specified margin based upon the Company's consolidated debt to capitalization ratio as of the most recent determination date; or (ii) the base rate (which is the highest of (a) the prime rate, (b) the greater of the federal funds rate and the overnight bank funding rate plus 0.50% or (c) the sum of 1% plus one-month LIBOR), subject to a 1% floor, plus a specified margin based upon the Company's consolidated debt to capitalization ratio as of the most recent determination date. In addition, the Credit Agreement generally requires the Company to pay a facility fee equal to 0.125% to 0.25% of the total revolving commitment, depending on its consolidated debt to capitalization ratio, as defined in the Credit Agreement. However, pursuant to the First Amendment and the Second Amendment: (A) in respect of revolving loans, (1) the Company is charged a facility fee equal to 0.40% of the total revolving credit facility commitment and (2) the specified margin is 2.35% for LIBOR borrowings and 1.35% for ABR borrowings, which facility fee rate and specified margins will remain in effect until the end of the first fiscal quarter ending after the end of any period in which any portion of the term loan facility remains outstanding or the testing of any financial covenant in the Credit Agreement is suspended (the "specified period"); and (B) in respect of term loans, the specified margin is 2.75% for LIBOR borrowings and 1.75% for ABR borrowings, in each case, at all times.

Effective with the Fifth Amendment on February 10, 2023, the variable rate LIBOR benchmark in the Credit Agreement was replaced with the secured overnight financing rate ("SOFR"). Borrowings under the Credit Agreement now generally bear interest at a variable rate equal to: (i) SOFR plus a credit spread adjustment of 0.10%, subject to a 0% floor, plus a specified margin based upon our consolidated debt to capitalization ratio as of the most recent determination date; or (ii) the base rate (which is the highest of (a) the prime rate, (b) the greater of the federal funds rate and the overnight bank funding rate plus 0.50% or (c) the sum of 1% plus one-month SOFR plus a credit spread adjustment of 0.10%), subject to a 1% floor, plus a specified margin based upon our consolidated debt to capitalization ratio as of the most recent determination date. In addition, the Credit Agreement generally requires the Company to pay a facility fee equal to 0.125% to 0.25% of the total revolving commitment, depending on our consolidated debt to capitalization ratio, as defined in the Credit Agreement. However, pursuant to the First Amendment, the Second Amendment and the Fifth Amendment: (A) in respect of revolving loans, (1) the Company is charged a facility fee equal to 0.40% of the total revolving credit facility commitment and (2) the specified margin is 2.35% for SOFR borrowings and 1.35% for ABR borrowings, which facility

(in thousands, except share and per share data)

7. Long-Term Debt and Short-Term Borrowings (continued)

fee rate and specified margins will remain in effect until the end of the first fiscal quarter ending after the end of any period in which the testing of any financial covenant in the Credit Agreement is suspended (the "specified period"); and (B) in respect of term loans, the specified margin is 2.75% for SOFR borrowings and 1.75% for ABR borrowings, in each case, at all times.

The Credit Agreement contains various restrictions and covenants applicable to the Company. Among other requirements, the Credit Agreement (a) limits the amount of priority debt (as defined in the Credit Agreement) held by the Company's restricted subsidiaries to no more than 20% of the Company's consolidated total capitalization (as defined in the Credit Agreement), (b) limits the Company's permissible consolidated debt to capitalization ratio to a maximum of 0.55 to 1.0, (c) requires the Company to maintain a consolidated fixed charge coverage ratio of at least 2.5 to 1.0 as of the end of the fiscal quarter ending March 30, 2023 and each fiscal quarter thereafter, (d) restricts the Company's ability to incur additional indebtedness, pay dividends and other distributions (the restriction on dividends and other distributions does not apply to subsidiaries), and make voluntary prepayments on or defeasance of the Company's 4.02% Senior Notes due August 2025, 4.32% Senior Notes due February 2027, the notes or certain other convertible securities, (e) requires the Company's consolidated EBITDA not to be less than or equal to $70,000 as of December 29, 2022 for the four consecutive fiscal quarters then ending, (f) requires the Company's consolidated liquidity not to be less than or equal to $50,000 as of the end of the fiscal quarter ending December 29, 2022, and (g) prohibits the Company from incurring or making capital expenditures, (i) during fiscal 2021 in excess of the sum of $40,000 plus certain adjustments, or (ii) during fiscal 2022 in excess of $50,000 plus certain adjustments.

Pursuant to the Credit Agreement, if, at any time during the specified period, the Company's unrestricted cash on hand exceeds $75,000, the Credit Agreement requires the Company to prepay revolving loans under the Credit Agreement by the amount of such excess, without a corresponding reduction in the revolving commitments under the Credit Agreement.

In connection with the Credit Agreement: (i) the Company has pledged, subject to certain exceptions, security interests and liens in and on (a) substantially all of its respective personal property assets and (b) certain of its respective real property assets, in each case, to secure the Credit Agreement and related obligations; and (ii) certain of the Company's subsidiaries have guaranteed the Company's obligations under the Credit Agreement. The foregoing security interests, liens and guaranties will remain in effect until the Collateral Release Date (as defined in the Credit Agreement).

The Credit Agreement contains customary events of default. If an event of default under the Credit Agreement occurs and is continuing, then, among other things, the lenders may declare any outstanding obligations under the Credit Agreement to be immediately due and payable and exercise rights and remedies against the pledged collateral.

Note Purchase Agreements

The Company's $80,000 of senior notes consist of two Purchase Agreements maturing in 2025 through 2027, require annual principal payments in varying installments and bear interest payable semi-annually at fixed rates ranging from 4.02% to 4.32%, with a weighted-average fixed rate of 4.21% at December 29, 2022 and 4.17% at December 30, 2021.

On July 13, 2021, the Company and certain purchasers entered into amendments (the "Note Amendments") to the Note Purchase Agreement, dated June 27, 2013, and the Note Purchase Agreement, dated December 21, 2016 (collectively, the "Note Purchase Agreements"). The Note Amendments amend certain covenants and other terms of the Note Purchase Agreements and are identical to the amended covenants that are referenced in the Credit Agreement section above. Additionally, from April 29, 2020 until the last day of the first fiscal quarter ending after the Collateral Release Date (as defined in the Note Amendments), the Company is required to pay a fee to each Note holder equal to 0.975% of the aggregate principal amount of Notes held by such holder and is payable quarterly (0.24375% of the aggregate principal amount of the Notes per quarter).

In connection with the Note Amendments: (i) the Company has pledged, subject to certain exceptions, security interests and liens in and on (a) substantially all of their respective personal property assets and (b) certain of their respective real property assets, in each case, to secure the Notes and related obligations; and (ii) certain subsidiaries of the Company have guaranteed the Company's obligations under the Note Purchase Agreements and the Notes. The foregoing security interests, liens and guaranties will remain in effect until the Collateral Release Date.

(in thousands, except share and per share data)

7. Long-Term Debt and Short-Term Borrowings (continued)

The Note Purchase Agreements contain customary events of default. If an event of default under the Note Purchase Agreements occurs and is continuing, then, among other things, all Notes then outstanding become immediately due and payable and the Note holders may exercise their rights and remedies against the pledged collateral.

Convertible Senior Notes

On September 17, 2020, the Company entered into a purchase agreement to issue and sell $100,050 aggregate principal amount of its 5.00% Convertible Senior Notes due 2025 (the "Convertible Notes.") The Convertible Notes were issued pursuant to an indenture (the "Indenture"), dated September 22, 2020, between the Company and U.S. Bank National Association, as trustee. The net proceeds from the sale of the Convertible Notes were approximately $95,421 after deducting the Initial Purchasers' fees and additional fees and expenses related to the offering. The Company used $16,908 of net proceeds from the offering to pay the cost of the Capped Call Transactions (as described below). The remainder of the net proceeds were used to repay borrowings under the Company's revolving credit facility and for general corporate purposes. The Convertible Notes are senior unsecured obligations and rank (i) senior in right of payment to any of the Company's indebtedness that is expressly subordinated in right of payment to the Convertible Notes; (ii) equal in right of payment to any of the Company's unsecured indebtedness that is not so subordinated; (iii) effectively junior in right of payment to any of the Company's secured indebtedness to the extent of the value of the assets securing such indebtedness; and (iv) structurally junior to all indebtedness and other liabilities (including trade payables) of the Company's subsidiaries.

The Convertible Notes bear interest from September 22, 2020 at a rate of 5.00% per year. Interest will be payable semiannually in arrears on March 15 and September 15 of each year, beginning on March 15, 2021. The Convertible Notes may bear additional interest under specified circumstances relating to the Company's failure to comply with its reporting obligations under the Indenture or if the Convertible Notes are not freely tradable as required by the Indenture. The Convertible Notes will mature on September 15, 2025, unless earlier repurchased or converted. Prior to March 15, 2025, the Convertible Notes will be convertible at the option of the holders only under the following circumstances: (i) during any fiscal quarter commencing after the fiscal quarter ending on December 30, 2020 (and only during such fiscal quarter), if the last reported sale price of the Common Stock for at least 20 trading days (whether or not consecutive) during a period of 30 consecutive trading days ending on, and including, the last trading day of the immediately preceding fiscal quarter is greater than or equal to 130% of the conversion price on each applicable trading day; (ii) during the five business day period immediately after any five consecutive trading day period, or the measurement period, in which the trading price per $1,000 principal amount of the Convertible Notes for each trading day of the measurement period was less than 98% of the product of the last reported sale price of the Common Stock and the conversion rate on each such trading day; or (iii) upon the occurrence of specified corporate events. On or after March 15, 2025, the Convertible Notes will be convertible at the option of the holders at any time until the close of business on the second scheduled trading day immediately preceding the maturity date.

Upon conversion, the Convertible Notes may be settled, at the company's election, in cash, shares of Common Stock or a combination thereof. The initial conversion rate is 90.8038 shares of Common Stock per $1,000 principal amount of the Convertible Notes (equivalent to an initial conversion price of approximately $11.01 per share of Common Stock), representing an initial conversion premium of approximately 22.5% to the $8.99 last reported sale price of the Common Stock on The New York Stock Exchange on September 17, 2020. The conversion rate is subject to adjustment for certain events, including distributions and dividends paid to holders of Common Stock. At December 29, 2022, the adjusted conversion rate is 91.3657 shares of Common Stock per $1,000 principal amount of the Convertible Notes (equivalent to an adjusted conversion price of approximately $10.95 per share of Common Stock). If the Company undergoes certain fundamental changes, holders of Convertible Notes may require the Company to repurchase for cash all or part of their Convertible Notes for a purchase price equal to 100% of the principal amount of the Convertible Notes to be repurchased, plus accrued and unpaid interest to, but excluding, the fundamental change repurchase date. In addition, if a make-whole fundamental change occurs prior to the maturity date, the Company will, under certain circumstances, increase the conversion rate for holders who convert Convertible Notes in connection with such make-whole fundamental change. The Company may not redeem the Convertible Notes before maturity and no "sinking fund" is provided for the Convertible Notes. The Indenture includes covenants customary for securities similar to the Convertible Notes, sets forth certain events of default after which the Convertible Notes may be declared immediately due and payable and sets forth certain types of

(in thousands, except share and per share data)

7. Long-Term Debt and Short-Term Borrowings (continued)

bankruptcy or insolvency events of default involving the Company and certain of its subsidiaries after which the Convertible Notes become automatically due and payable.

Since the Company's fiscal 2021 second quarter, the Company's Convertible Notes have been eligible for conversion at the option of the holders as the last reported sale price of the Common Stock was greater than or equal to 130% of the applicable conversion price for at least 20 trading days during the last 30 consecutive trading days ending on the last trading day of the preceding fiscal quarter. The Company has the ability to settle the conversion in Company stock. As such, the Convertible Notes will continue to be classified as long-term. Future convertibility and resulting balance sheet classification of this liability will be monitored at each quarterly reporting date and will be analyzed dependent upon market prices of the Company's Common Stock during the prescribed measurement period. No Convertible Notes have been converted to date and the Company does not expect any to be converted within the next 12 months.

Capped Call Transactions

In connection with the pricing of the Convertible Notes on September 17, 2020, and in connection with the exercise by the Initial Purchasers of their option to purchase additional Convertible Notes on September 18, 2020, the Company entered into privately negotiated Capped Call Transactions (the "Capped Call Transactions") with certain of the Initial Purchasers and/or their respective affiliates and/or other financial institutions (the "Capped Call Counterparties"). The Capped Call Transactions are expected generally to reduce potential dilution of the Company's common stock upon any conversion of the Convertible Notes and/or offset any cash payments the Company is required to make in excess of the principal amount of such converted Convertible Notes, as the case may be, in the event that the market price per share of the Company's common stock, as measured under the terms of the Capped Call Transactions, is greater than the strike price of the Capped Call Transactions, which initially corresponds to the conversion price of the Convertible Notes and is subject to anti-dilution adjustments substantially similar to those applicable to the conversion rate of the Convertible Notes. If, however, the market price per share of the Company's common stock, as measured under the terms of the Capped Call Transactions, exceeds the cap price of the Capped Call Transactions, there would nevertheless be dilution to the extent that such market price exceeds the cap price of the Capped Call Transactions. The cap price of the Capped Call Transactions was initially $17.98 per share (in no event shall the cap price be less than the strike price of $11.0128), which represents a premium of 100% over the last reported sale price of the Common Stock of $8.99 per share on The New York Stock Exchange on September 17, 2020. Under the terms of the Capped Call Transactions, the cap price is subject to adjustment for certain events, including distributions and dividends paid to holders of Common Stock. At December 29, 2022, the adjusted cap price is approximately $17.87 per share. The Capped Call Transactions are separate transactions entered into by the Company with the Capped Call Counterparties, are not part of the terms of the Convertible Notes and will not change the rights of holders of the Convertible Notes under the Convertible Notes and the Indenture.

Paycheck Protection Program Loans

During fiscal 2020, 11 of the Company's subsidiaries received proceeds totaling $13,459 under the CARES Act's Paycheck Protection Program (PPP). The PPP loans bear interest at a fixed interest rate of 1.0%, require principal and interest payments that began in April 2021, and mature in fiscal 2026. The PPP loans allow for a substantial amount of the principal to be forgiven. Under Section 1106 of the CARES Act, borrowers are eligible for forgiveness of principal and accrued interest on the loans to the extent that the proceeds are used to cover eligible payroll costs, mortgage interest costs, rent and utility costs (qualified expenses). The Company's subsidiaries used a cumulative total of approximately $10,012 of the PPP loan proceeds to pay for qualified expenses. Of the cumulative proceeds used, approximately $9,094 of the expenditures paid were used to cover eligible employee payroll costs which offset the payroll costs of employees rehired due to the CARES Act. The remaining approximately $918 of expenditures paid were used to offset rent expense, utility costs and mortgage interest expense. The portion of the PPP loan proceeds used for qualified expenses were forgiven under the terms of the CARES Act program during fiscal 2021 and the Company reduced its cumulative subsidiary loan balances by this amount.

(in thousands, except share and per share data)

7. Long-Term Debt and Short-Term Borrowings (continued)

Scheduled annual principal payments on long-term debt, net of amortization of debt issuance costs, for the years subsequent to December 29, 2022, are as follows:

Fiscal Year	
2023	$ 10,432
2024	10,365
2025	109,684
2026	—
2027	49,956
Thereafter	—
	$ 180,437

Interest paid on short-term borrowings and long-term debt, net of amounts capitalized, for fiscal 2022, fiscal 2021 and fiscal 2020 totaled $13,442, $14,119 and $10,885, respectively.

Derivatives

The Company utilizes derivatives principally to manage market risks and reduce its exposure resulting from fluctuations in interest rates. The Company formally documents all relationships between hedging instruments and hedged items, as well as its risk-management objectives and strategies for undertaking various hedge transactions.

The Company entered into two interest rate swap agreements on March 1, 2018 covering $50,000 of floating rate debt. The first agreement had a notional amount of $25,000, expired March 1, 2021, and required the Company to pay interest at a defined rate of 2.559% while receiving interest at a defined variable rate of one-month LIBOR. The second agreement had a notional amount of $25,000, expired March 1, 2023, and required the Company to pay interest at a defined rate of 2.687% while receiving interest at a defined variable rate of one-month LIBOR (4.125% at December 29, 2022). The Company recognizes derivatives as either assets or liabilities on the consolidated balance sheets at fair value. The accounting for changes in the fair value (i.e., gains or losses) of a derivative instrument depends on whether it has been designated and qualifies as part of a hedging relationship and on the type of hedging relationship. Derivatives that do not qualify for hedge accounting must be adjusted to fair value through earnings. For derivatives that are designated and qualify as a cash flow hedge, the effective portion of the gain or loss on the derivative is reported as a component of accumulated other comprehensive income (loss) and reclassified into earnings in the same period or periods during which the hedged transaction affects earnings. The Company's interest rate swap agreements are considered effective and qualify as cash flow hedges. The Company assesses, both at the inception of each hedge and on an on-going basis, whether the derivatives that are used in its hedging transactions are highly effective in offsetting changes in cash flows of the hedged items. The fair value of the interest rate swap on December 29, 2022 was an asset of $108 which is included in other current assets in the consolidated balance sheet. The fair value of the interest rate swap on December 30, 2021, was a liability of $689, which was included in other long-term obligations in the consolidated balance sheet. The Company does not expect the interest rate swap to have a material effect on earnings over its remaining term.

8. Leases

The Company determines if an arrangement is a lease at inception. The Company evaluates each lease for classification as either a finance lease or an operating lease according to accounting guidance ASC 842. The Company performs this evaluation at the inception of the lease and when a modification is made to a lease. The Company leases real estate and equipment with lease terms of one year to 45 years, some of which include options to extend and/or terminate the lease. The exercise of lease renewal options is done at the Company's sole discretion. When deemed reasonably certain of exercise, the renewal options are included in the determination of the lease term and related right-of-use asset and lease liability. The depreciable life of the asset is limited to the expected term. The Company's lease agreements do not contain any residual value guarantees or any restrictions or covenants.

(in thousands, except share and per share data)

8. Leases (continued)

Right-of-use assets represent the Company's right to use an underlying asset for the lease term and lease liabilities represent the obligation to make lease payments arising from the lease. Operating lease right-of-use assets and liabilities are recognized at commencement date of the lease based on the present value of lease payments over the lease term. When readily determinable, the Company uses the implicit rate in the lease in determining the present value of lease payments. When the lease does not provide an implicit rate, the Company uses its incremental borrowing rate based on the information available at the lease commencement date, including the fixed rate the Company could borrow for a similar amount, over a similar lease term with similar collateral. The Company recognizes right-of-use assets for all assets subject to operating leases in an amount equal to the operating lease liabilities, adjusted for the balances of long-term prepaid rent, favorable lease intangible assets, deferred lease expense, unfavorable lease liabilities and deferred lease incentive liabilities. Lease expense for operating lease payments is recognized on a straight-line basis over the lease term.

The majority of the Company's lease agreements include fixed rental payments. For those leases with variable payments based on increases in an index subsequent to lease commencement, such payments are recognized as variable lease expense as they occur. Variable lease payments that do not depend on an index or rate, including those that depend on the Company's performance or use of the underlying asset, are also expensed as incurred. Lease expense for operating lease payments is recognized on a straight-line basis over the lease term.

Total lease cost consists of the following:

Lease Cost	Classification	Fiscal 2022	Fiscal 2021
Finance lease costs:			
Amortization of finance lease assets	Depreciation and amortization	$ 2,789	$ 2,732
Interest on lease liabilities	Interest expense	850	951
		$ 3,639	$ 3,683
Operating lease costs:			
Operating lease costs	Rent expense	$ 25,381	$ 25,489
Variable lease cost	Rent expense	514	(30)
Short-term lease cost	Rent expense	142	135
		$ 26,037	$ 25,594

Additional information related to leases is as follows:

Other Information	Fiscal 2022	Fiscal 2021
Cash paid for amounts included in the measurement of lease liabilities:		
Financing cash flows from finance leases	$ 2,670	$ 2,774
Operating cash flows from finance leases	850	951
Operating cash flows from operating leases	29,025	31,136
Right of use assets obtained in exchange for new lease obligations:		
Finance lease liabilities	419	—
Operating lease liabilities, including from acquisitions	275	2,663

(in thousands, except share and per share data)

8. Leases (continued)

	December 29, 2022	December 30, 2021
Finance leases:		
Property and equipment – gross	$ 29,885	$ 75,124
Accumulated depreciation and amortization	(15,332)	(58,197)
Property and equipment - net	$ 14,553	$ 16,927

Remaining lease terms and discount rates are as follows:

Lease Term and Discount Rate	December 29, 2022	December 30, 2021
Weighted-average remaining lease terms:		
Finance leases	7 years	8 years
Operating leases	12 years	13 years
Weighted-average discount rates:		
Finance leases	4.59%	4.58%
Operating leases	4.51%	4.48%

Maturities of lease liabilities as of December 29, 2022 are as follows:

Fiscal Year	Operating Leases	Finance Leases
2023	$ 23,610	$ 3,243
2024	25,072	3,139
2025	25,225	2,980
2026	24,795	2,863
2027	23,181	1,935
Thereafter	154,681	6,626
Total lease payments	276,564	20,786
Less: amount representing interest	(66,730)	(3,284)
Total lease liabilities	$ 209,834	$ 17,502

Deferred rent payments of approximately $827 for the Company's operating leases have been included in the total operating lease obligations as of December 29, 2022, of which approximately $624 is included in long-term operating lease obligations.

9. Shareholders' Equity and Share-Based Compensation

Shareholders may convert their shares of Class B Common Stock into shares of Common Stock at any time. Class B Common Stock shareholders are substantially restricted in their ability to transfer their Class B Common Stock. Holders of Common Stock are entitled to cash dividends per share equal to 110% of all dividends declared and paid on each share of the Class B Common Stock. Holders of Class B Common Stock are entitled to ten votes per share while holders of Common Stock are entitled to one vote per share on any matters brought before the shareholders of the Company. Liquidation rights are the same for both classes of stock.

Through December 29, 2022, the Company's Board of Directors has approved the repurchase of up to 11,687,500 shares of Common Stock to be held in treasury. The Company intends to reissue these shares upon the exercise of stock options and for savings and profit-sharing plan contributions. The Company repurchased 134,694, 61,654 and 37,567 shares pursuant

(in thousands, except share and per share data)

9. Shareholders' Equity and Share-Based Compensation (continued)

to these authorizations during fiscal 2022, fiscal 2021 and fiscal 2020, respectively. At December 29, 2022, there were 2,522,646 shares available for repurchase under these authorizations.

The Company's Board of Directors has authorized the issuance of up to 750,000 shares of Common Stock for The Marcus Corporation Dividend Reinvestment and Associate Stock Purchase Plan. At December 29, 2022, there were 418,565 shares available under this authorization.

Shareholders have approved the issuance of up to 7,437,500 shares of Common Stock under various equity incentive plans. Stock options granted under the plans to employees generally become exercisable either 40% after two years, 60% after three years, 80% after four years and 100% after five years of the date of grant, or 50% after two years, 75% after three years and 100% after four years of the date of grant, depending on the date of grant. The options generally expire ten years from the date of grant as long as the optionee is still employed with the Company.

Awarded shares of non-vested stock cumulatively vest either 25% after three years of the grant date, 50% after five years of the grant date, 75% after ten years of the grant date and 100% upon retirement, or 50% after three years of the grant date and 100% after five years of the grant date, or 50% after two years of the grant date and 100% after four years of the grant date, depending on the date of grant, or in the case of a special grant awarded in fiscal 2021, one year after the date of grant. The non-vested stock may not be sold, transferred, pledged or assigned, except as provided by the vesting schedule included in the Company's equity incentive plan. During the period of restriction, the holder of the non-vested stock has voting rights and is entitled to receive all dividends and other distributions paid with respect to the stock. Non-vested stock awards and shares issued upon option exercises may be issued from previously acquired treasury shares. At December 29, 2022, there were 1,486,777 shares available for grants of additional stock options, non-vested stock and other types of equity awards under the current plan.

Share-based compensation, including stock options and non-vested stock awards, is expensed over the vesting period of the awards based on the grant date fair value.

The Company estimated the fair value of stock options using the Black-Scholes option pricing model with the following assumptions used for awards granted during fiscal 2022, fiscal 2021 and fiscal 2020:

	Year Ended		
	December 29, 2022	**December 30, 2021**	**December 31, 2020**
Risk-free interest rate	1.73 – 3.90%	0.97 – 1.26%	0.40 – 1.26%
Dividend yield	1.50%	1.50%	1.70 – 1.90%
Volatility	48 - 53%	28 – 53%	27 – 41%
Expected life	6 – 8 years	6 – 8 years	6 – 8 years

Total pre-tax share-based compensation expense was $8,170, $9,316 and $4,385 in fiscal 2022, fiscal 2021 and fiscal 2020, respectively. The recognized tax benefit on share-based compensation was $1,338, $1,997 and $771 in fiscal 2022, fiscal 2021 and fiscal 2020, respectively.

9. Shareholders' Equity and Share-Based Compensation (continued)

A summary of the Company's stock option activity and related information follows (shares in thousands):

| | Year Ended | | | | | |
| | December 29, 2022 | | December 30, 2021 | | December 31, 2020 | |
	Options	Weighted-Average Exercise Price	Options	Weighted-Average Exercise Price	Options	Weighted-Average Exercise Price
Outstanding at beginning of period	2,533	$ 24.84	2,234	$ 24.87	1,641	$ 25.46
Granted	501	16.99	531	21.74	728	23.47
Exercised	(68)	13.15	(134)	11.42	(31)	12.21
Forfeited	(100)	24.89	(98)	26.60	(104)	28.06
Outstanding at end of period	2,866	23.76	2,533	24.84	2,234	24.87
Exercisable at end of period	1,613	$ 25.70	1,119	$ 24.76	1,001	$ 20.38
Weighted-average fair value of options granted during the period	$ 7.71		$ 9.47		$ 5.96	

Exercise prices for options outstanding as of December 29, 2022 ranged from $12.71 to $41.90. The weighted-average remaining contractual life of those options is 6.3 years. The weighted-average remaining contractual life of options currently exercisable is 4.8 years. There were 2,821,000 options outstanding, vested and expected to vest as of December 29, 2022, with a weighted-average exercise price of $23.83 and an intrinsic value of $443. Additional information as of December 29, 2022 related to options outstanding segregated by exercise price range is as follows (shares in thousands):

| | Exercise Price Range | | |
	$12.71 to $20.25	$20.26 to $27.00	$27.01 to $41.90
Options outstanding	1,067	895	904
Weighted-average exercise price of options outstanding	$ 16.15	$ 23.06	$ 33.41
Weighted-average remaining contractual life of options outstanding	6.5	6.3	6.2
Options exercisable	480	473	660
Weighted-average exercise price of options exercisable	$ 15.93	$ 24.15	$ 33.90

The intrinsic value of options outstanding at December 29, 2022 was $446 and the intrinsic value of options exercisable at December 29, 2022 was $291. The intrinsic value of options exercised was $164, $1,164 and $107 during fiscal 2022, fiscal 2021 and fiscal 2020, respectively. As of December 29, 2022, total remaining unearned compensation cost related to stock options was $4,897, which will be amortized to expense over the remaining weighted-average life of 2.4 years.

9. Shareholders' Equity and Share-Based Compensation (continued)

A summary of the Company's non-vested stock activity and related information follows (shares in thousands):

	Year Ended					
	December 29, 2022		December 30, 2021		December 31, 2020	
	Shares	Weighted-Average Fair Value	Shares	Weighted-Average Fair Value	Shares	Weighted-Average Fair Value
Outstanding at beginning of period	357	$ 23.32	147	$ 31.02	174	$ 29.16
Granted	100	17.63	251	19.63	42	31.43
Vested	(242)	22.95	(32)	30.69	(69)	26.56
Forfeited	(3)	22.93	(9)	19.77	—	—
Outstanding at end of period	212	$ 21.07	357	$ 23.32	147	$ 31.02

The Company expenses awards of non-vested stock based on the fair value of the Company's common stock at the date of grant. As of December 29, 2022, total remaining unearned compensation related to non-vested stock was $1,731, which will be amortized over the weighted-average remaining service period of 2.7 years.

10. Employee Benefit Plans

The Company has a qualified profit-sharing retirement savings plan (401(k) plan) covering eligible employees. The 401(k) plan provides a matching contribution equal to 100% of the first 3% of compensation and 50% of the next 2% of compensation deposited by an employee into the 401(k) plan. During fiscal 2022, fiscal 2021 and fiscal 2020, the first 2% of the matching contribution was made with the Company's common stock. Retirement savings plan expense was $2,233, $1,696 and $1,718 for fiscal 2022, fiscal 2021 and fiscal 2020, respectively.

The Company also sponsors unfunded, nonqualified, defined-benefit and deferred compensation plans. The Company's unfunded, nonqualified retirement plan includes two components. The first component is a defined-benefit plan that applies to certain participants. The second component applies to all other participants and provides an account-based supplemental retirement benefit.

The Company recognizes actuarial losses and prior service costs related to its defined benefit plan in the consolidated balance sheets and recognizes changes in these amounts in the year in which changes occur through comprehensive income.

(in thousands, except share and per share data)

10. Employee Benefit Plans (continued)

The status of the Company's unfunded nonqualified, defined-benefit and account-based retirement plan based on the respective December 29, 2022 and December 30, 2021 measurement dates is as follows:

	December 29, 2022	December 30, 2021
Change in benefit obligation:		
Benefit obligation at beginning of period	$ 46,827	$ 48,604
Service cost	1,055	1,122
Interest cost	1,341	1,201
Actuarial gain	(11,368)	(2,630)
Benefits paid	(1,531)	(1,470)
Benefit obligation at end of year	$ 36,324	$ 46,827
Amounts recognized in the statement of financial position consist of:		
Current accrued benefit liability (included in Other accrued liabilities)	$ (1,890)	$ (1,674)
Noncurrent accrued benefit liability (included in Other long-term obligations)	(34,434)	(45,153)
Total	$ (36,324)	$ (46,827)
Amounts recognized in accumulated other comprehensive loss consist of:		
Net actuarial loss	$ 2,660	$ 15,120
Prior service credit	(260)	(323)
Total	$ 2,400	$ 14,797

	Year Ended		
	December 29, 2022	December 30, 2021	December 31, 2020
Net periodic pension cost:			
Service cost	$ 1,055	$ 1,122	$ 1,095
Interest cost	1,341	1,201	1,371
Net amortization of prior service cost and actuarial loss	1,028	1,311	990
	$ 3,424	$ 3,634	$ 3,456

The $1,774 loss, net of tax, included in accumulated other comprehensive loss at December 29, 2022, consists of the $1,966 net actuarial loss, net of tax, and the $192 unrecognized prior service credit, net of tax, which have not yet been recognized in the net periodic benefit cost. The $10,935 loss, net of tax, included in accumulated other comprehensive loss at December 30, 2021, consists of the $11,174 net actuarial loss, net of tax, and the $239 unrecognized prior service credit, net of tax, which have not yet been recognized in the net periodic benefit cost.

10. Employee Benefit Plans (continued)

The accumulated benefit obligation was $33,719 and $42,835 as of December 29, 2022 and December 30, 2021, respectively.

The pre-tax change in the benefit obligation recognized in other comprehensive loss was as follows:

	Year Ended	
	December 29, 2022	December 30, 2021
	(in thousands)	
Net actuarial (gain) loss	$ (11,368)	(2,630)
Amortization of the net actuarial loss	(1,092)	(1,375)
Amortization of the prior year service credit	63	64
Total	$ (12,397)	(3,941)

The weighted-average assumptions used to determine the benefit obligations as of the measurement dates were as follows:

	December 29, 2022	December 30, 2021
Discount rate	5.05%	2.85%
Rate of compensation increase	4.00%	4.00%

The weighted-average assumptions used to determine net periodic benefit cost were as follows:

	Year Ended		
	December 29, 2022	December 30, 2021	December 31, 2020
Discount rate	2.85%	2.45%	3.10%
Rate of compensation increase	4.00%	4.00%	4.00%

Benefit payments expected to be paid subsequent to December 29, 2022, are as follows:

Fiscal Year	
2023	$ 1,938
2024	2,002
2025	2,219
2026	2,358
2027	2,348
Years 2028 – 2032	15,409

(in thousands, except share and per share data)

11. Income Taxes

The components of the net deferred tax liability are as follows:

	December 29, 2022	December 30, 2021
Deferred tax assets		
Accrued employee benefits	$ 14,133	$ 17,669
Operating lease liabilities	54,767	59,622
Gift card liabilities	6,575	7,318
Net operating loss, disallowed interest & tax credit carryforwards	28,273	24,166
Other	3,791	6,876
Total	107,539	115,651
Less valuation allowance	(12,371)	(2,415)
Deferred tax assets	95,168	113,236
Deferred tax liabilities		
Depreciation and amortization	(70,849)	(73,898)
Operating lease assets	(50,886)	(55,489)
Deferred tax liabilities	(121,735)	(129,387)
Net deferred tax liability	$ (26,567)	$ (16,151)
Amounts recognized in the consolidated balance sheets consist of:		
Deferred income taxes - other assets	$ —	$ 10,032
Deferred income taxes - liabilities	(26,567)	(26,183)
Net amount recognized	$ (26,567)	$ (16,151)

As of December 29, 2022, the Company has a federal net operating loss carryforward of $19,656 and federal tax credit carryforwards of $4,538. As of December 30, 2021, the Company had a federal net operating loss carryforward of $26,003 and federal tax credit carryforwards of $3,463. As of December 29, 2022, the Company has state net operating loss carryforwards of $238,682, which will expire primarily in the next 12 to 20 years. As of December 30, 2021, the Company had state net operating loss carryforwards of $237,019. In fiscal 2021, the Company established a valuation allowance of $2,415 for a portion of its state net operating loss carryforwards that are not more likely than not to be realized. In fiscal 2022, the Company increased the valuation allowance by $9,956 to $12,371. The amount of the state net operating loss carryforwards considered realizable could be adjusted if, among other factors, estimates of future taxable income during the carryforward periods are reduced or increased.

(in thousands, except share and per share data)

11. Income Taxes (continued)

Income tax expense (benefit) consists of the following:

	Year Ended		
	December 29, 2022	December 30, 2021	December 31, 2020
Current:			
Federal	$ (452)	$ 13	$ (32,626)
State	556	129	526
Deferred:			
Federal	(3,222)	(12,629)	(24,751)
State	10,255	(3,214)	(14,085)
	$ 7,137	$ (15,701)	$ (70,936)

The Company's effective income tax rate, adjusted for earnings (losses) from noncontrolling interests, was (147.6)%, 26.6% and 36.2% for fiscal 2022, fiscal 2021 and fiscal 2020, respectively. The Company's effective income tax rate during fiscal 2022 was negatively impacted by a $9,956 increase in the valuation allowance for state net operating loss carryforwards, partially offset by a corresponding increase in the federal benefit on the valuation allowance of $2,598. Excluding the negative impact of the valuation allowance adjustment, the Company's effect income tax rate during fiscal 2022 was 4.6%. The Company's effective income tax rate during fiscal 2020 benefited from several accounting method changes and the March 27, 2020 signing of the CARES Act, one of the provisions of which allows the Company's 2019 and 2020 taxable losses to be carried back to prior fiscal years during which the federal income tax rate was 35.0%, compared to the current statutory federal income tax rate of 21.0%. During fiscal 2020, the Company recorded current tax benefits of $11,976 and deferred tax benefits of $8,095 related to the CARES Act and tax accounting changes. Excluding these favorable impacts, the company's effective income tax rate for fiscal 2020 was 26.0%. The Company has not included the income tax expense or benefit related to the net earnings or loss attributable to noncontrolling interests in its income tax expense as the entity is considered a pass-through entity and, as such, the income tax expense or benefit is attributable to its owners.

The Company evaluated the provisions of the CARES Act. Among other things, the CARES Act included provisions relating to refundable payroll tax credits, deferment of employer-side social security payments, net operating loss carryback periods, alternative minimum tax credit refunds, modifications to the net interest deduction limitations and technical corrections to tax depreciation methods for qualified improvement property. After reviewing these provisions, the Company filed income tax refund claims of approximately $37,400 in fiscal 2020 and $24,200 in fiscal 2021, with the primary benefit derived from several accounting method changes and new rules for qualified improvement property expenditures and net operating loss carrybacks. The Company received $31,500 of the tax refunds in fiscal 2020, $7,800 in fiscal 2021 and $22,300 in fiscal 2022.

(in thousands, except share and per share data)

11. Income Taxes (continued)

A reconciliation of the statutory federal tax rate to the effective tax rate on earnings attributable to The Marcus Corporation follows:

	Year Ended		
	December 29, 2022	December 30, 2021	December 31, 2020
Statutory federal tax rate	21.0 %	21.0 %	21.0 %
Tax benefit from CARES Act and accounting method changes	—	—	10.3
State income taxes, net of federal income tax benefit	4.3	6.7	5.0
Tax credits, net of federal income tax benefit	22.9	1.6	0.2
Valuation allowance	(205.9)	(4.1)	—
Federal income tax benefit on state valuation allowance	53.7	—	—
Excess tax benefits on share-based compensation	(22.1)	(0.6)	(0.2)
Other compensation and benefits	(15.6)	(0.7)	—
Meals and entertainment	(4.1)	(0.4)	—
Other	(1.8)	3.1	(0.1)
	(147.6)%	26.6 %	36.2 %

Net income taxes refunded in fiscal 2022, fiscal 2021 and fiscal 2020 were $21,935, $8,316 and $33,275, respectively. Net income taxes refunded in fiscal 2022, fiscal 2021 and fiscal 2020 included $22,300, $7,800 and $31,500, respectively, related to federal net operating loss carrybacks to prior years, as allowed under the provisions of the CARES Act.

The Company had no unrecognized tax benefits as of December 29, 2022, December 30, 2021 and December 31, 2020. The Company had no accrued interest or penalties at December 29, 2022 or December 30, 2021. The Company classifies interest and penalties relating to income taxes as income tax expense. For the year ended December 29, 2022, $683 of interest income was recognized in the consolidated statement of earnings (loss), compared to $60 of interest income for the year ended December 30, 2021 and $296 of interest income for the year ended December 31, 2020.

In the fourth quarter of 2021, the Company settled, with no significant change, an examination by the Internal Revenue Service of its fiscal 2019 and 2020 income tax returns. The examination included the previous five fiscal years, to the extent that net operating losses were carried back to those fiscal years under the CARES Act. With certain exceptions, the Company's state income tax returns are no longer subject to examination prior to fiscal 2018. At this time, the Company does not expect the results from any income tax audit or appeal to have a significant impact on the Company's financial statements.

12. Commitments and License Rights

Commitments - The Company has commitments for the completion of construction at various properties totaling approximately $5,387 at December 29, 2022.

License Rights – As of December 29, 2022, the Company had license rights to operate three hotels using the Hilton trademark and two hotels using the Marriott trademark. Under the terms of the licenses, the Company is obligated to pay fees based on defined gross sales.

13. Joint Venture Transactions

At December 29, 2022 and December 30, 2021, the Company held investments with aggregate carrying values of $2,067 and $2,335, respectively. Investments at December 29, 2022 included one joint venture accounted for under the equity method. Investments at December 30, 2021 included two joint ventures accounted for under the equity method.

(in thousands, except share and per share data)

13. Joint Venture Transactions (continued)

In December 2021, the Company formed a joint venture with Searchlight Capital Partners ("Searchlight") to acquire the Kimpton Hotel Monaco Pittsburgh ("Monaco"), a 248-room upper upscale hotel in downtown Pittsburgh, Pennsylvania. The Company invested $2,427 for a 10% equity interest in the Monaco joint venture and entered into a management agreement for the hotel. The Monaco joint venture entity, as the borrower, financed the acquisition of Monaco with a non-recourse mortgage loan. In connection with this mortgage loan, the Company provided an environmental indemnity and a "bad boy" guaranty that provides that the lender can recover losses from the Company for certain bad acts of the Monaco joint venture, such as but not limited to fraud, intentional misrepresentation, voluntary incurrence of prohibited debt, prohibited transfers of the collateral, and voluntary bankruptcy of the Monaco joint venture. Under the terms of the Monaco joint venture operating agreement, Searchlight has fully indemnified the Company under the "bad boy" guarantees for any losses other than those attributable to the Company's own bad acts and has indemnified the Company to its proportionate liability under the environmental liability.

During fiscal 2020, the Company recorded an other-than-temporary impairment loss of approximately $811 in which it was determined that the fair value of its equity method investment in a joint venture was less than its carrying value. The $811 impairment loss is included within equity losses from unconsolidated joint ventures in the consolidated statement of earnings (loss) as of December 31, 2020. Early in fiscal 2021, pursuant to a recapitalization of this joint venture, the Company surrendered its ownership interest in this entity.

The Company also sold its interest in an equity investment without a readily determinable fair value in fiscal 2021 for $4,150 and recorded a gain of $2,079, which is included in gain on disposition of property, equipment and other assets in the consolidated statement of earnings (loss).

(in thousands, except share and per share data)

14. Business Segment Information

The Company evaluates performance and allocates resources based on the operating income (loss) of each segment. The accounting policies of the reportable segments are the same as those described in the summary of significant accounting policies.

Following is a summary of business segment information for fiscal 2022, fiscal 2021 and fiscal 2020:

	Theatres	Hotels/ Resorts	Corporate Items	Total
Fiscal 2022				
Revenues	$ 407,741	$ 269,286	$ 367	$ 677,394
Operating income (loss)	8,108	18,699	(18,501)	8,306
Depreciation and amortization	47,560	19,160	353	67,073
Assets	750,941	277,990	35,667	1,064,598
Capital expenditures and acquisitions	12,087	24,515	241	36,843
Fiscal 2021				
Revenues	$ 271,248	$ 186,638	$ 358	$ 458,244
Operating income (loss)	(27,559)	5,865	(19,758)	(41,452)
Depreciation and amortization	51,654	20,192	281	72,127
Assets	820,547	305,928	61,886	1,188,361
Capital expenditures and acquisitions	10,299	6,783	—	17,082
Fiscal 2020				
Revenues	$ 132,624	$ 104,638	$ 426	$ 237,688
Operating loss	(121,429)	(43,885)	(13,108)	(178,422)
Depreciation and amortization	53,460	21,096	496	75,052
Assets	871,655	309,320	73,203	1,254,178
Capital expenditures and acquisitions	15,828	4,669	866	21,363

Corporate items include amounts not allocable to the business segments. Corporate revenues consist principally of rent and the corporate operating loss includes general corporate expenses. Corporate information technology costs and accounting shared services costs are allocated to the business segments based upon several factors, including actual usage and segment revenues. Corporate assets primarily include cash and cash equivalents, furniture, fixtures and equipment, investments and land held for development.

Item 9. Changes in and Disagreements With Accountants on Accounting and Financial Disclosure.

None.

Item 9A.   Controls and Procedures.

(a) Evaluation of disclosure controls and procedures.

Based on their evaluations, as of the end of the period covered by this Annual Report on Form 10-K, our principal executive officer and principal financial officer have concluded that our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934 (the "Exchange Act")) are effective to ensure that information required to be disclosed by us in reports that we file or furnish under the Exchange Act is accumulated and communicated to our management and recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms.

(b) Management's report on internal control over financial reporting.

The report of management required under this Item 9A is contained in the section titled "Item 8 – Financial Statements and Supplementary Data" under the heading "Management's Report on Internal Control over Financial Reporting."

(c) Attestation Report of Independent Registered Public Accounting Firm.

The attestation report required under this Item 9A is contained in the section titled "Item 8 – Financial Statements and Supplementary Data" under the heading "Report of Independent Registered Public Accounting Firm on Internal Control over Financial Reporting."

(d) Changes in internal control over financial reporting.

There were no changes in our internal control over financial reporting identified in connection with the evaluation required by Rule 13a-15(b) of the Exchange Act during the fourth quarter of our fiscal 2022 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Item 10. Directors, Executive Officers and Corporate Governance.

The information required by Item 10 is incorporated herein by reference to the relevant information set forth under the captions "Election of Directors" and "Board of Directors and Corporate Governance" in the definitive Proxy Statement for our 2023 Annual Meeting of Shareholders scheduled to be held on May 11, 2023 (our "Proxy Statement"). Information regarding our executive officers may be found in Part I of this Form 10-K under the caption "Executive Officers of the Company." Except as otherwise specifically incorporated by reference, our Proxy Statement is not deemed to be filed as part of this Form 10-K.

Item 11. Executive Compensation.

The information required by Item 11 is incorporated herein by reference to the relevant information set forth under the caption "Compensation Discussion and Analysis" in our Proxy Statement.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Shareholder Matters.

The following table lists certain information about our two stock option plans, our 1995 Equity Incentive Plan and our 2004 Equity and Incentive Awards Plan, all of which were approved by our shareholders. We do not have any equity-based compensation plans that have not been approved by our shareholders.

Number of securities to be issued upon the exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under current equity compensation plan (excluding securities reflected in the first column)
2,866,000	$23.76	1,486,777

The other information required by Item 12 is incorporated herein by reference to the relevant information set forth under the caption "Stock Ownership of Management and Others" in our Proxy Statement.

Item 13. Certain Relationships and Related Transactions, and Director Independence.

The information required by Item 13, to the extent applicable, is incorporated herein by reference to the relevant information set forth under the caption "Policies and Procedures Governing Related Person Transactions" in our Proxy Statement.

Item 14. Principal Accounting Fees and Services.

The information required by Item 14 is incorporated by reference herein to the relevant information set forth under the caption "Other Matters" in our Proxy Statement.

PART IV

Item 15. Exhibits and Financial Statement Schedules.

(a)(1)   **Financial Statements.**

Unless otherwise indicated, references to "fiscal 2022" refer to the fiscal year ended December 29, 2022; references to "fiscal 2021" refer to the fiscal year ended December 30, 2021; and references to "fiscal 2020" refer to the fiscal year ended December 31, 2020. References to fiscal 2022 and fiscal 2021 year end refer to December 29, 2022 and December 30, 2021, respectively.

The following consolidated financial statements of The Marcus Corporation and the Report of Independent Registered Public Accounting Firm thereon, are filed as part of this report:

- Report of Independent Registered Public Accounting Firm (PCAOB ID No. 34)

- Consolidated Balance Sheets as of fiscal 2022 and 2021 year end

- Consolidated Statements of Earnings (Loss) for the 2022, 2021, and 2020 fiscal years

- Consolidated Statements of Comprehensive Income (Loss) for the 2022, 2021, and 2020 fiscal years

- Consolidated Statements of Shareholders' Equity for the 2022, 2021, and 2020 fiscal years

- Consolidated Statements of Cash Flows for the 2022, 2021, and 2020 fiscal years

- Notes to Consolidated Financial Statements

(a)(2)   **Financial Statement Schedules.**

All schedules are omitted because they are inapplicable, not required under the instructions or the financial information is included in the consolidated financial statements or notes thereto.

(a)(3)   **Exhibits.**

The exhibits filed herewith or incorporated by reference herein are set forth on the attached Exhibit Index. Exhibits to this Form 10-K will be furnished to shareholders upon advance payment of a fee of $0.25 per page, plus mailing expenses. Requests for copies should be addressed to Thomas F. Kissinger, Senior Executive Vice President, General Counsel and Secretary, The Marcus Corporation, 100 East Wisconsin Avenue, Suite 1900, Milwaukee, Wisconsin 53202-4125.

Item 16. Form 10-K Summary.

None.

SIGNATURES

Pursuant to the requirements of Section 13 of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

THE MARCUS CORPORATION

Date: March 2, 2023

By: /s/ Gregory S. Marcus
_____
Gregory S. Marcus,
President and Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of us and in the capacities as of the date indicated above.

By: /s/ Gregory S. Marcus	By: /s/ Diane Marcus Gershowitz
Gregory S. Marcus, President and Chief Executive Officer (Principal Executive Officer) and Director	Diane Marcus Gershowitz, Director
By: /s/ Chad M. Paris	By: /s/ Timothy E. Hoeksema
Chad M Paris, Chief Financial Officer and Treasurer (Principal Financial Officer and Accounting Officer)	Timothy E. Hoeksema, Director
By: /s/ Stephen H. Marcus	By: /s/ Allan H. Selig
Stephen H. Marcus, Chairman and Director	Allan H. Selig, Director
By: /s/ Philip L. Milstein	By: /s/ Brian J. Stark
Philip L. Milstein, Director	Brian J. Stark, Director
By: /s/ Bruce J. Olson	By: /s/ Austin M. Ramirez
Bruce J. Olson, Director	Austin M. Ramirez, Director
By: /s/ Katherine M. Gehl	
Katherine M. Gehl, Director	

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CORPORATE **INFORMATION**

ANNUAL MEETING
Shareholders are invited to attend The Marcus Corporation 2023 Annual Meeting at 9 a.m. CDT on Thursday, May 11, 2023 at The Pfister Hotel, 424 East Wisconsin Avenue, Milwaukee, WI 53202. Those who cannot attend in person can listen to a live audio webcast by logging on to the investor relations sections of the company's website: investors.marcuscorp.com.

FORM 10-K REPORT
A copy of the company's fiscal 2022 Annual Report on Form 10-K (without exhibits) as filed with the Securities and Exchange Commission is included in this report.

NYSE LISTING AND SYMBOL
The Marcus Corporation common stock is traded on the New York Stock Exchange under the symbol MCS. The Marcus Corporation is included in the Standard & Poor's SmallCap 600 Index, the Russell 2000 Index and other indexes.



TRANSFER AGENT
Equiniti Trust Company
EQ Shareowner Services
PO Box 64874
St. Paul, MN 55164-0874
(800) 401-1957
www.shareowneronline.com

CORPORATE HEADQUARTERS
The Marcus Corporation
100 East Wisconsin Avenue, Suite 1900
Milwaukee, WI 53202-4125
(414) 905-1000
www.marcuscorp.com

CERTIFICATIONS
The company filed as exhibits to its fiscal 2022 Form 10-K the certifications of the Chief Executive Officer and Chief Financial Officer required by Section 302 of the Sarbanes-Oxley Act. The company also submitted to the New York Stock Exchange during 2022 the Annual CEO Certification required by Section 303A 12(a) of the New York Stock Exchange Listed Company Manual.

DIVIDEND REINVESTMENT PLAN
The Marcus Corporation has a dividend reinvestment plan through which shareholders of record may reinvest their cash dividends and make supplemental cash investments in additional shares. There are no commissions or service charges to purchase shares. For additional information, write or call our transfer agent.

INVESTOR INFORMATION
Investors are encouraged to visit investors.marcuscorp.com for company information. Interested individuals can also register to be automatically notified by email when new information is added to the site.

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
Deloitte & Touche LLP,
Milwaukee, Wisconsin

LEGAL COUNSEL
Foley & Lardner LLP,
Milwaukee, Wisconsin

TRADEMARKS
Trademarks appearing in this document are the property of their respective entities.






THE MARCUS CORPORATION

100 East Wisconsin Avenue, Suite 1900
Milwaukee, WI 53202-4125

(414) 905-1000
www.marcuscorp.com